, 2011

Shareholders of Tongjitang Chinese Medicines Company.

Re: Notice of Extraordinary General Meeting of Shareholders

Dear Shareholder:

You are cordially invited to attend an extraordinary general meeting of shareholders of Tongjitang Chinese Medicines Company, referred to as “Tongjitang”, to be held on , 2011, at China time. The meeting will be held at 5th Floor, Block B, Nanshan Medical Device Park, 1019 Nanhai Avenue, Nanshan District, Shenzhen, 518067 Guangdong Province, the People’s Republic of China. The attached notice of the extraordinary general meeting and proxy statement provide information regarding the matters to be acted on at the extraordinary general meeting, including at any adjournment or postponement thereof.

At the extraordinary general meeting you will be asked to consider and vote upon a proposal to approve the merger and approve and adopt the agreement and plan of merger dated as of October 29, 2010, referred to herein as the “Merger Agreement”, among Tongjitang, Hanmax Investment Limited, referred to as “Hanmax”, Fosun Industrial Co., Limited, referred to herein as “Fosun” and Tonsun International Company Limited, referred to herein as “Merger Sub”, and the other transactions contemplated thereby. A copy of the Merger Agreement is attached as Annex A to the accompanying proxy statement. Under the terms of the Merger Agreement, Merger Sub, a company owned by Hanmax and Fosun, will be merged with and into Tongjitang, with Tongjitang being the surviving corporation. Merger Sub is a Cayman Islands company formed solely for purposes of the merger. Hanmax is a British Virgin Islands company wholly owned by Mr. Xiaochun Wang, chairman of the board of directors and chief executive officer of Tongjitang. As of the date of this proxy statement, Hanmax and Fosun hold approximately 50.6% and 32.1%, respectively, of Tongjitang’s outstanding ordinary shares, referred to herein as the “Shares”. If the merger is completed, Tongjitang will continue its operations as a privately-held company owned solely by Hanmax and Fosun, and as the result of the merger, American Depositary Shares representing the Shares will no longer be listed on the New York Stock Exchange, referred to herein as the “NYSE”.

If the Merger Agreement is adopted by the requisite vote of Tongjitang’s shareholders and the merger is completed, each Share and American Depositary Share (each of which represents four Shares), other than Shares and American Depositary Shares held by Hanmax, Fosun and Tongjitang and their subsidiaries, and other than Shares held by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ and appraisal rights under Cayman Islands law with respect to the merger, will be cancelled in exchange for the right to receive $1.125 per Share and $4.50 per American Depositary Share, respectively, in cash without interest and less any applicable taxes.

An independent committee of the board of directors of Tongjitang, composed solely of directors unrelated to any of Hanmax, Fosun, Mr. Xiaochun Wang and Merger Sub, has unanimously determined that the Merger Agreement and the merger are advisable and fair to, and in the best interest of, Tongjitang and Tongjitang’s shareholders, and recommended that the board of directors of Tongjitang approve the Merger Agreement, the merger and the other transactions contemplated thereby.

On October 29, 2010, the board of directors of Tongjitang, after carefully considering factors, including the unanimous determination and recommendation of the independent committee (1) determined that the merger, the terms thereof and the related transactions contemplated by the Merger Agreement are advisable and substantively and procedurally fair to, and in the best interest of, Tongjitang and Tongjitang’s unaffiliated shareholders (by which, for purposes of this determination, we mean Tonjitang’s shareholders other than

Hanmax, Fosun, and their respective subsidiaries), (2) declared advisable and approved the Merger Agreement, the merger and the other transactions contemplated thereby and (3) recommended that Tongjitang shareholders vote FOR the adoption of the Merger Agreement and FOR the adjournment or postponement of the extraordinary general meeting to a later date to solicit additional proxies in favor of the adoption of the Merger Agreement, if necessary.

The Tongjitang board of directors unanimously recommends that you vote FOR the approval of the merger and the approval and adoption of the Merger Agreement and the other transactions contemplated thereby and FOR the proposal to adjourn or postpone the extraordinary general meeting to a later date to solicit additional proxies in favor of the adoption of the Merger Agreement in the event that there are not sufficient votes represented at the extraordinary general meeting to adopt the Merger Agreement.

The accompanying proxy statement provides you with detailed information about the merger and the extraordinary general meeting. We encourage you to read the entire document and all of the attachments and other documents referred to or incorporated by reference herein carefully. You may also obtain more information about Tongjitang from documents Tongjitang has filed with the Securities and Exchange Commission, referred to herein as “SEC”, which are available for free at the SEC’s website www.sec.gov.

Regardless of the number of the Shares you own, your vote is very important. The merger cannot be completed unless the Merger Agreement is adopted by the affirmative vote of a majority in number of shareholders representing 75% in value of the Shares present and voting together as one class in person or by proxy at the extraordinary general meeting and entitled to vote thereon. Whether or not you plan to attend the extraordinary general meeting, please complete, date, sign and return the enclosed proxy card in the accompanying reply envelope, or submit your proxy by telephone or the Internet as directed on your proxy card, as promptly as possible.

Shareholders who continue to hold their Shares until the consummation of the merger will have the right to seek appraisal and payment of the fair value of their Shares if the merger contemplated by the Merger Agreement is completed, but only if they deliver to Tongjitang, before the vote is taken, a written objection to the merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Law for dissenting and the exercise of appraisal rights, which is attached as Annex C to the accompanying proxy statement. The fair value of your Shares as determined under that statute could be more than, the same as, or less than the merger consideration you would receive pursuant to the Merger Agreement if you did not exercise appraisal rights with respect to your Shares.

ADS HOLDERS WILL NOT HAVE THE RIGHT TO SEEK APPRAISAL AND PAYMENT OF THE FAIR VALUE OF THE SHARES UNDERLYING THEIR ADSS. THE ADS DEPOSITARY WILL NOT ATTEMPT TO PERFECT ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE APPRAISAL RIGHTS MUST SURRENDER THEIR ADSS TO THE ADS DEPOSITARY, PAY THE ADS DEPOSITARY’S FEES REQUIRED FOR SUCH SURRENDER AND BECOME HOLDERS OF SHARES BY , 2011. THEREAFTER, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTER AND APPRAISAL RIGHTS WITH RESPECT TO THE SHARES UNDER SECTION 238 OF THE CAYMAN ISLANDS COMPANIES LAW.

Neither the Securities and Exchange Commission nor any state securities regulatory agency has approved or disapproved the merger, passed upon the merits or fairness of the merger or passed upon the adequacy or accuracy of the disclosure in this letter or in the accompanying notice of the extraordinary general meeting or proxy statement. Any representation to the contrary is a criminal offense.

If you have any questions or need assistance voting your Shares or ADSs, please call Okapi Partners LLC at (212) 297-0720 or toll-free at (877) 796-5274.

Thank you for your cooperation and continued support.

Sincerely,	Sincerely,
David R. White On behalf of the Independent Committee	Xiaochun Wang Chairman of the Board

The proxy statement is dated , 2011, and is first being mailed to the shareholders on or about , 2011.

TONGJITANG CHINESE MEDICINES COMPANY
5th Floor, Block B
Nanshan Medical Device Park
1019 Nanhai Avenue, Nanshan District
Shenzhen, 518067 Guangdong Province
People’s Republic of China
Tel: (+86) 755 2689 1550

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON ________ , 2011

Dear Shareholder:

You are invited to attend an extraordinary general meeting of the shareholders of Tongjitang Chinese Medicines Company, a Cayman Islands company, or Tongjitang, to be held on ________, 2011 at ________, China time at 5th Floor, Block B Nanshan Medical Device Park 1019 Nanhai Avenue, Nanshan District, Shenzhen, 518067 Guangdong Province, People’s Republic of China.

Only holders of ordinary shares of Tongjitang, referred to as “Shares”, of record at the close of business on     , 2011 are entitled to vote at this extraordinary general meeting or any adjournment or postponements thereof. At the meeting, you will be asked to consider and vote upon:

•	a proposal to approve the merger and approve and adopt the agreement and plan of merger dated as of October 29, 2010, referred to herein as the “Merger Agreement”, by and among Tongjitang, Hanmax Investment Limited, a British Virgin Islands company wholly owned by Mr. Xiaochun Wang, chairman of the board of directors of Tongjitang, referred to herein as “Hanmax”, Fosun Industrial Co., Limited, referred to herein as “Fosun” and Tonsun International Company Limited, a Cayman Islands company wholly owned by Hanmax and Fosun, referred to herein as “Merger Sub”, as it may be amended from time to time, and the other transactions contemplated thereby;
•	a proposal to adjourn or postpone the extraordinary general meeting, if necessary or appropriate, to solicit additional proxies in the event that there are insufficient votes at the time of the meeting to approve the merger and approve and adopt the Merger Agreement and the other transactions contemplated thereby; and
•	such other business as may properly come before the extraordinary general meeting or any adjournment or postponement of the extraordinary general meeting.

A list of the shareholders of Tongjitang will be available at its principal offices at 5th Floor, Block B, Nanshan Medical Device Park, 1019 Nanhai Avenue, Nanshan District, Shenzhen, 518067, Guangdong Province, People’s Republic of China, during ordinary business hours for the     days immediately prior to the extraordinary general meeting.

If you own American Depositary Shares, or ADSs, representing Shares, you cannot vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the holder of the Shares underlying the ADSs) how to vote the Shares underlying your ADSs. The ADS depositary must receive such instructions no later than ______ a.m. (New York time) on _______, 2011 in order to vote the underlying Shares at the extraordinary general meeting. In addition, if you hold your ADSs through a financial intermediary such as a broker, you must rely on the procedures of the financial intermediary through which you hold your ADSs if you wish to vote at the extraordinary general meeting.

After careful consideration and upon the unanimous recommendation of the independent committee of the board of directors of Tongjitang composed solely of directors unrelated to any of Hanmax, Fosun, Mr. Xiaochun Wang and Merger Sub, Tongjitang’s board of directors approved the Merger Agreement and recommends that you vote FOR the approval of the merger and the approval and adoption of the Merger Agreement and the other transactions contemplated thereby and FOR the proposal to adjourn or postpone the extraordinary general meeting to a later date to solicit additional proxies in favor of the adoption of the Merger Agreement in the event that there are not sufficient votes represented at the extraordinary general meeting to adopt the Merger Agreement.

Regardless of the number of Shares that you own, your vote is very important. The affirmative vote of a majority in number of shareholders representing at least 75% in value of the Shares present and voting together as one class in person or by proxy at the extraordinary general meeting and entitled to vote thereon is required to adopt the Merger Agreement. Even if you plan to attend the extraordinary general meeting in person, we request that you submit your proxy in one of the following ways as promptly as possible:

•	Use the toll-free number shown on your proxy card;
•	Use the Internet website shown on your proxy card; or
•	Complete, sign, date and return the enclosed proxy card in the accompanying reply envelope.

Returning the proxy card or submitting your vote using the telephone or Internet will not deprive you of your right to attend the extraordinary general meeting and vote your Shares in person. Please note, however, that if your Shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting in person, you must obtain from the record holder a proxy issued in your name.

If you fail to return your proxy card or fail to submit your proxy by phone or the Internet, your Shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting, which will have the same effect as a vote against the adoption of the Merger Agreement if the extraordinary general meeting would not otherwise be quorate but will not affect the outcome of the vote regarding the proposal to adjourn or postpone the extraordinary general meeting referred to above.

If you receive more than one proxy card because you own Shares that are registered in different names, please vote all of your Shares shown on all of your proxy cards through one of the methods described above.

If you submit your proxy card without indicating how you wish to vote, the Shares represented by your proxy card will be voted FOR the adoption of the Merger Agreement and FOR any adjournment or postponement of the extraordinary general meeting referred to above.

Shareholders who continue to hold their Shares until the consummation of the merger will have the right to seek appraisal and payment of the fair value of their Shares if the merger contemplated by the Merger Agreement is completed, but only if they deliver to Tongjitang, before the vote is taken, a written objection to the merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Law for dissenting and the exercise of appraisal rights, which is attached as Annex C to the accompanying proxy statement. The fair value of your Shares as determined under that statute could be more than, the same as, or less than the merger consideration you would receive pursuant to the Merger Agreement if you did not exercise appraisal rights with respect to your Shares.

ADS HOLDERS WILL NOT HAVE THE RIGHT TO SEEK APPRAISAL AND PAYMENT OF THE FAIR VALUE OF THE SHARES UNDERLYING THEIR ADSS. THE ADS DEPOSITARY WILL NOT ATTEMPT TO PERFECT ANY DISSENTERS ` RIGHTS WITH RESPECT TO ANY OF THE SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE APPRAISAL RIGHTS MUST SURRENDER THEIR ADSS TO THE ADS DEPOSITARY, PAY THE ADS DEPOSITARY’S FEES REQUIRED FOR SUCH SURRENDER AND BECOME HOLDERS OF SHARES BY ______, 2011. THEREAFTER, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTER AND APPRAISAL RIGHTS WITH RESPECT TO THE SHARES UNDER SECTION 238 OF THE CAYMAN ISLANDS COMPANIES LAW.

PLEASE DO NOT SEND YOUR SHARE CERTIFICATES AT THIS TIME. IF THE MERGER IS COMPLETED, YOU WILL BE SENT INSTRUCTIONS REGARDING THE SURRENDER OF YOUR SHARE CERTIFICATES.

If you have any questions or need assistance in voting your Shares or ADSs, please call Okapi Partners LLC at (212) 297-0720 or toll-free at (877) 796-5274.

The Merger Agreement and the merger are described in the accompanying proxy statement. A copy of the Merger Agreement is included as Annex A to the accompanying proxy statement. We urge you to read the entire proxy statement carefully.

BY ORDER OF THE BOARD OF DIRECTORS,

Justin Yan Chen
Director and Chief Operating Officer
___________, 2011

i

ii

SUMMARY TERM SHEET

This “Summary Term Sheet,” together with the “Questions and Answers About the Extraordinary General Meeting and the Merger,” summarizes the material information contained in the proxy statement. However, they may not contain all of the information that may be important to your consideration of the proposed merger. You should carefully read this entire proxy statement and the other documents to which this proxy statement refers for a more complete understanding of the matters being considered at the extraordinary general meeting. In addition, this proxy statement incorporates by reference important business and financial information about Tongjitang. You are encouraged to read all of the documents incorporated by reference into this proxy statement and you may obtain such information without charge by following the instructions in “WHERE YOU CAN FIND MORE INFORMATION” beginning on Page 83. All references to “Dollars” and “$” in this proxy statement are to United States Dollars.

The Parties to the Merger (Page 17)

Tongjitang

Tongjitang Chinese Medicines Company, a Cayman Islands company headquartered in Shenzhen, China, is a vertically integrated pharmaceutical company focusing on the development, manufacturing and marketing of modernized traditional Chinese medicines. Tongjitang was the first traditional Chinese medicine company to list on the New York Stock Exchange, or NYSE. Our registered office and principal place of business is located at 5th Floor, Block B, Nanshan Medical Device Park, 1019 Nanhai Avenue, Nanshan District, Shenzhen, 518067 Guangdong Province, the People’s Republic of China, or PRC. The telephone number of Tongjitang’s principal executive office is (+86) 755 2689 1550. Unless otherwise specified or the context otherwise requires, references in this proxy statement to “Tongjitang,” the “Company,” “we,” “our,” or “us” refers to Tongjitang Chinese Medicines Company and its subsidiaries.

Hanmax

Hanmax Investment Limited, a British Virgin Islands company, referred to herein as “Hanmax,” is wholly owned by Mr. Xiaochun Wang, chairman of the board of directors and chief executive officer of Tongjitang. Mr. Wang is the sole director of Hanmax. The registered office of Hanmax is located at Pasea Estate, Road Town, Tortola, British Virgin Islands. Hanmax holds 52,675,584 Shares, representing 50.6% of our issued and outstanding ordinary shares, or Shares. In addition, Mr. Wang holds share options with respect to 1,200,000 additional Shares. The telephone number of Hanmax’s principal executive office is (+86) 755 2689 1538.

Fosun

Fosun Industrial Co., Limited, a Hong Kong company, referred to herein as “Fosun,” holds 33,403,392 Shares, representing 32.1% of our issued and outstanding Shares. The registered office of Fosun is located at Level 28, Three Pacific Place, 1 Queen’s Road East, Hong Kong SAR. The telephone number of Fosun’s principal executive office is (+86) 21 6332 5563.

Merger Sub

Tonsun International Company Limited, referred to herein as “Merger Sub”, was formed by Hanmax and Fosun under the Cayman Islands law solely for the purpose of effecting the merger. The registered office of the Merger Sub is located at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KYI-1111, Cayman Islands. The telephone number of Merger Sub’s principal executive office is (+86) 21 6332 5563.

The Merger (Page 61)

You are being asked to vote to approve the merger and approve and adopt the agreement and plan of merger dated as of October 29, 2010 among the Company, Hanmax, Fosun and Merger Sub, referred to herein as the “Merger Agreement,” pursuant to which, once the Merger Agreement is adopted by the requisite vote of the shareholders of Tongjitang and the other conditions to completion of the merger are satisfied or waived in accordance with the terms of the Merger Agreement, Merger Sub will merge with and into Tongjitang, with Tongjitang continuing as the surviving corporation in the merger. Tongjitang, as the surviving corporation, will continue to do business under the name “Tongjitang Chinese Medicines Company” following the merger and will be wholly owned by Hanmax and Fosun. If the proposed merger is completed, Tongjitang will cease to be a publicly-traded company. A copy of the Merger Agreement is attached as Annex A to this proxy statement. You should read the Merger Agreement in its entirety because it, and not this proxy statement, is the legal document that governs the merger.

Merger Consideration (Page 61)

If the merger is completed, our shareholders, other than Hanmax, Fosun and their respective subsidiaries, and other than our shareholders who have duly and validly exercised and have not effectively withdrawn or lost their dissenters’ and appraisal rights under the Cayman Islands law, will be entitled to receive $1.125 in cash without interest for each of our Shares, par value $0.001 per share, owned by such shareholder or $4.50 in cash per American Depositary Share, or ADS (each of which represents four of our ordinary shares), less any applicable taxes, owned by such shareholder, in each case, as of the effective time of the merger. If there is no exercise of appraisal rights, the total cash consideration to be paid to Tongjitang shareholders if the merger is completed will be approximately $20.2 million.

Record Date and Voting (Page 57)

You are entitled to vote at the extraordinary general meeting if you own Shares at the close of business on ___________, 2011, the record date for voting at the extraordinary general meeting. If you own ADSs, you cannot vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the holder of the Shares underlying the ADSs) on how to vote the Shares underlying your ADSs. The ADS depositary must receive your instructions no later than _____ a.m. (New York time) on _______, 2011 in order to ensure your Shares are properly voted at the extraordinary general meeting. Each outstanding Share on the record date entitles the holder to one vote on each matter submitted to the shareholders for approval at the extraordinary general meeting and any adjournment or postponement thereof. As of the record date, there were ___________ Shares entitled to be voted at the extraordinary general meeting.

Shareholder Vote Required to Adopt the Merger Agreement (Page 58)

The Merger Agreement will be adopted by our shareholders if a majority in number of shareholders representing at least 75% in value of the Shares present and voting together as one class in person or by proxy at the extraordinary general meeting entitled to vote vote FOR the adoption of the Merger Agreement. An affirmative vote of a majority of the unaffiliated shareholders is not required to adopt the Merger Agreement or to complete the merger. Hanmax and Fosun together hold an aggregate of 82.7% of the outstanding Shares. Notwithstanding the foregoing, because the Merger Agreement must be adopted by a majority in number of such shareholders, your vote is very important to the completion of the merger and you are strongly encouraged to vote at the extraordinary general meeting in person or by proxy. Pursuant to the terms of the Merger Agreement, provided there is no change of recommendation, each of Hanmax and Fosun shall vote or cause to be voted all of the Shares beneficially owned by them in favor of the adoption of the Merger Agreement at the extraordinary general meeting. Provided there is no change of recommendation, neither Hanmax nor Fosun shall enter into any agreement or understanding with any person to vote or give instructions to vote, or make any public announcement that is in any manner inconsistent with these voting obligations under the Merger Agreement. If your Shares are held in the name of a broker, bank or other nominee, your broker, bank or other nominee will not be entitled to vote your Shares in the absence of specific instructions from you. These non-voted Shares are referred to as “broker non-votes.”

Voting Information (Page 58)

Before voting your Shares, we encourage you to read this proxy statement in its entirety, including all of the annexes, attachments, exhibits and materials incorporated by reference, and carefully consider how the merger will affect you. To ensure that your Shares can be voted at the extraordinary general meeting, please complete, sign, date and return the enclosed proxy card, or submit your vote via the Internet or by telephone pursuant to the instructions set forth on the proxy card as soon as possible. If you hold your Shares in ADS form, please complete, sign, date and return the voting instructions card that accompanied this proxy statement. If a broker holds your Shares or ADSs in “street name,” your broker should provide you with instructions on how to vote your Shares.

If you own ADSs, you cannot vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the holder of the Shares underlying the ADSs) how to vote the Shares underlying your

ADSs. The ADS depositary must receive such instructions no later than _______ a.m. (New York time) on _______, 2011 in order to ensure your Shares are properly voted at the extraordinary general meeting.

Dissenters Rights of Shareholders and ADS Holders (page 70)

Shareholders who continue to hold their Shares until the consummation of the merger will have the right to seek appraisal and payment of the fair value of their Shares if the merger contemplated by the Merger Agreement is completed, but only if they deliver to Tongjitang, before the vote is taken, a written objection to the merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Law for dissenting and the exercise of appraisal rights. The fair value of your Shares as determined under that statute could be more than, the same as, or less than the merger consideration you would receive pursuant to the Merger Agreement if you did not exercise appraisal rights with respect to your Shares.

ADS HOLDERS WILL NOT HAVE THE RIGHT TO SEEK APPRAISAL AND PAYMENT OF THE FAIR VALUE OF THE SHARES UNDERLYING THEIR ADSS. THE ADS DEPOSITARY WILL NOT ATTEMPT TO PERFECT ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE APPRAISAL RIGHTS MUST SURRENDER THEIR ADSS TO THE ADS DEPOSITARY, PAY THE ADS DEPOSITARY’S FEES REQUIRED FOR SUCH SURRENDER AND BECOME HOLDERS OF SHARES BY ______, 2011. THEREAFTER, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTER AND APPRAISAL RIGHTS WITH RESPECT TO THE SHARES UNDER SECTION 238 OF THE CAYMAN ISLANDS COMPANIES LAW.

We encourage you to read the section of this proxy statement entitled “Dissenters’ Rights” as well as Annex C to this proxy statement carefully and to consult your legal counsel if you desire to exercise your dissenters’ and appraisal rights.

Purposes and Effects of the Proposed Merger (page 47)

The purpose of the merger is to effectuate the transactions contemplated by the Merger Agreement. See “Special Factors — Purpose and Reasons for the Proposed Merger” below. The proposed merger is a “going private” transaction. If the proposed merger is completed, Tongjitang will become a private company wholly-owned by Hanmax and Fosun, who will hold 67.9% and 32.1% of its outstanding ordinary shares, respectively. For Hanmax and Fosun, the purpose is also to benefit from any future earnings and growth of Tongjitang after the merger.

ADSs representing Shares of Tongjitang are currently listed on the NYSE under the symbol “TCM.” It is expected that, following the consummation of the merger, Tongjitang will cease to be a publicly-traded company and will instead become a private company owned 67.9% by Hanmax and 32.1% by Fosun. Following the completion of the proposed merger, our ADSs will no longer be listed on any securities exchange or quotation system, including the NYSE. In addition, 90 days after the filing of Form 25 in connection with the going private transaction or such longer period as may be determined by SEC, the registration of our ADSs and the Shares underlying them and our reporting obligations under the Exchange Act will be terminated.

Plans for Tongjitang after the Proposed Merger (page 49)

Following the completion of the proposed merger, Hanmax and Fosun anticipate that Tongjitang will continue to conduct its operations substantially as they are currently being conducted, except that it will cease to have publicly-traded securities and will instead be owned as to 67.9% by Hanmax and 32.1% by Fosun. See “Special Factors — Purpose and Reasons for the Proposed Merger” below.

Recommendations of the Independent Committee and the Board of Directors (Page 28)

Rule 13e-3 under the Securities Exchange Act of 1934, as amended, referred to as the “Exchange Act,” requires our board of directors and the independent committee to make certain statements regarding, among other matters, their belief as to the fairness of the merger to our unaffiliated shareholders (by which we mean, for purposes of this determination, our shareholders other than Hanmax, Fosun and their respective subsidiaries). The requirements of Rule 13e-3 under the Exchange Act apply to the merger because Hanmax, Fosun and Merger Sub are engaged in a “going private” transaction under the applicable rules of the Exchange Act, which means that if the merger is consummated, Tongjitang’s ADSs will cease to be listed on the NYSE and Tongjitang will no longer be required to file reports and other information with the SEC. The independent committee unanimously determined that the merger is advisable and fair to and in the best interest of Tongjitang’s unaffiliated shareholders, and unanimously recommended that our board of directors approve and adopt the Merger Agreement and the transactions contemplated by the Merger Agreement. Based in part on the unanimous recommendation of the independent committee, our board of directors determined that the merger is advisable and fair to and in the best interest of Tongjitang’s unaffiliated shareholders, and approved and adopted the Merger Agreement and the transactions contemplated by the Merger Agreement. ACCORDINGLY, OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE ADOPTION OF THE MERGER AGREEMENT.

Position of the Buyer Filing Persons as to Fairness (Page 32)

Rule 13e-3 under the Exchange Act also requires Hanmax, Fosun, Merger Sub, Mr. Xiaochun Wang, Shanghai Fosun Pharmaceutical (Group) Co. Ltd. (“Fosun Pharma”), Shanghai Fosun High Technology (Group) Co. Ltd. (“Fosun High Technology”), Fosun International Limited (“Fosun International”), Fosun Holdings Limited (“Fosun Holdings”), Fosun International Holdings Ltd. (“Fosun International Holdings”) and Mr. Guangchang Guo, who we sometimes refer to herein collectively as the “Buyer Filing Persons,” to make certain statements regarding, among other things, their belief as to the fairness of the merger to our unaffiliated shareholders. The Buyer Filing Persons are making these statements solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. However, the Buyer Filing Persons have not undertaken any formal evaluation of the fairness of the merger to Tongjitang’s unaffiliated shareholders or engaged a financial advisor for such purpose. As described more fully below, the Buyer Filing Persons believe that the proposed merger is substantively fair to the unaffiliated shareholders of Tongjitang. Please note that the term “Buyer Parties” refers to Hanmax, Fosun and Merger Sub only.

Financing of the Merger (Page 50)

Sources of Financing.  The Buyer Filing Persons estimate that the total amount of funds necessary to consummate the merger and related transactions including the payment of customary fees and expenses in connection with the proposed merger will be approximately $24 million. Of such amount, approximately $23 million will be funded by a credit facility pursuant to a facility agreement, referred to herein as the “Facility Agreement,” dated September 24, 2010 between Hanmax and CITIC Bank International Limited, referred to herein as “CITIC,” and approximately $1 million will be funded by cash contributions by Hanmax and Fosun. Pursuant to the Facility Agreement, CITIC has agreed to provide Hanmax with a term loan of up to $25 million to fund the merger. However, funding under the credit facility is subject to the satisfaction or waiver of the conditions set forth in the Facility Agreement, including:

(a)	receipt by CITIC of the documents designated in the Facility Agreement, including the Merger Agreement, the Rule 13e-3 Transaction Statement on Schedule 13e-3 (the “Transaction Statement”) to which this proxy statement relates, all amendments to the Transaction Statement, certain constitutional documents of Tongjitang, Hanmax, Merger Sub, and certain of their subsidiaries and affiliates, evidence of corporate authorization of the transactions contemplated by the Facility Agreement, certain agreements related to the security interests being created pursuant to the transactions contemplated by the Facility Agreement, and certain closing certificates;
(b)	there being no default under the Facility Agreement; and
(c)	the representations made by Hanmax in the Facility Agreement remaining true in all material respects.

The Merger Agreement provides that Hanmax will use commercially reasonable efforts to satisfy the conditions for obtaining financing under the Facility Agreement. Tongjitang is required to reasonably cooperate in connection with the arrangement of financing as may be reasonably requested by Hanmax.

In the event that any portion of the financing becomes unavailable in the manner or from the sources contemplated in the Facility Agreement despite Hanmax’s commercially reasonable efforts to obtain the financing, Hanmax must use its commercially reasonable efforts to arrange to obtain any such portion of the financing from alternative sources, on terms that are no less favorable to Hanmax, as promptly as practicable following the occurrence of such event, including entering into definitive agreements with respect thereto.

Obtaining the financing under the Facility Agreement, or any alternative financing, is not a condition to closing of the merger. However, if Hanmax is unable to obtain the financing of the merger, it is possible that the merger will not close, and if Hanmax has satisfied its obligation to use commercially reasonable efforts to obtain the financing, Tongjitang’s sole remedy will be Hanmax’s obligation to pay us a $2.0 million termination fee plus all out-of-pocket costs and expenses incurred by Tongjitang as more fully described below.

Share Ownership of Tongjitang Directors and Officers and Voting Commitments (Page 76)

As of the record date, Mr. Xiaochun Wang, our chief executive officer and one of our directors, is the sole owner and sole director of Hanmax which holds approximately 50.6% of our outstanding Shares. In addition, the directors and executive officers of Tongjitang other than Mr. Xiaochun Wang hold and are entitled to vote, in the aggregate, approximately 0.3% of our outstanding Shares. Our directors and executive officers have informed Tongjitang that they currently intend to vote all the Shares held by them FOR the approval of the merger and the approval and adoption of the Merger Agreement and the other transactions contemplated thereby and FOR the proposal to adjourn or postpone the extraordinary general meeting to a later date to solicit additional proxies in favor of the approval of the merger and the approval and adoption of the Merger Agreement and the other transactions contemplated thereby in the event that there are not sufficient votes represented at the extraordinary general meeting to approve the merger and approve and adopt the Merger Agreement and the other transactions contemplated thereby. In addition, each of Hanmax and Fosun, which together own 82.7% of our Shares, has agreed to vote all the Shares held by it FOR the approval of the merger and the approval and adoption of the Merger Agreement and the other transactions contemplated thereby and FOR the proposal to adjourn or postpone the extraordinary general meeting to a later a later date to solicit additional proxies in favor of the approval of the merger and the approval and adoption of the Merger Agreement and the other transactions contemplated thereby in the event that there are not sufficient votes represented at the extraordinary general meeting to adopt the Merger Agreement.

Financial Advisor to the Independent Committee (Page 37)

Morgan Stanley Asia Limited, referred to herein as “Morgan Stanley” served as financial advisor to the independent committee in connection with the merger transaction. Morgan Stanley was engaged by the independent committee to act as its financial advisor and to provide it with a financial opinion in connection with the merger. At the request of the independent committee, representatives of Morgan Stanley delivered a presentation and then rendered Morgan Stanley’s oral opinion (which was subsequently confirmed in writing by delivery of its written opinion dated the same date) to the effect that, as of October 29, 2010, and based upon and subject to the factors, limitations and assumptions set forth in its written opinion, the $1.125 per Share merger consideration to be received by holders of Shares of the Company and the $4.50 per ADS merger consideration to be received by the holders of the ADSs (other than Shares and ADSs held by Hanmax, Fosun and their respective affiliates) was fair, from a financial point of view, to the holders of such Shares and ADSs, as more fully described under “Special Factors — Opinion of the Independent Committee’s Financial Advisor” beginning on page 37. The full text of the written opinion, which we refer to as the “Morgan Stanley Opinion,” which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations of the reviews undertaken by Morgan Stanley in rendering its opinion, is attached as Appendix B to this proxy statement and is incorporated herein by reference. You are urged to, and should, read the Morgan Stanley Opinion carefully and in its entirety. The opinion was directed to the independent committee and addresses only the fairness, from a financial point of view, of the merger consideration to be received by the holders of the Shares and the ADSs, as the case may be (other than the Buyer Parties and their affiliates). The opinion does not address any other aspect of the proposed merger nor does it constitute a recommendation to any holder of any Share or ADS as to how such holder should vote or act with respect to any matters relating to the merger agreement. Morgan Stanley has consented to the filing of the aforementioned presentation and the Morgan Stanley Opinion with this Transaction Statement.

Interests of Tongjitang’s Executive Officers and Directors in the Merger (Page 51)

In considering the recommendations of the board of directors, Tongjitang’s shareholders should be aware that certain of Tongjitang’s directors and executive officers have interests in the transaction that are different from, and/or in addition to, the interest of Tongjitang’s shareholders generally, including:

•	the increase in beneficial ownership in Tongjitang and Merger Sub by Mr. Xiaochun Wang, Tongjitang’s chairman and chief executive officer;
•	the potential enhancement of shareholder value for Hanmax, of which Mr. Xiaochun Wang is the beneficial owner, as a result of the merger and future growth of the surviving corporation;
•	the continued indemnification and directors’ and officers’ liability insurance to be provided by the surviving corporation to Tongjitang’s current and former directors and officers;
•	the compensation of members of the independent committee in exchange for their services in such capacity at a rate of $10,000 per member per month;
•	the award of cash consideration of $50,000 to each of the independent committee members upon the closing of the Merger in lieu of restricted stock previously approved by the board of directors of the Company to each of the independent committee members; and
•	the continuation of service of the executive officers of Tongjitang with the surviving corporation in positions that are substantially similar to their current positions.

See “Special Factors — Interests of Certain Persons in the Merger.”

The independent committee and our board of directors were aware of these potential conflicts of interest and considered them, among other matters, in reaching their decisions and recommendations with respect to the Merger Agreement and related matters.

Limitation on Solicitation and Considering Acquisition Proposals (Page 62)

Except as expressly permitted by the terms of the Merger Agreement, none of Tongjitang, any of its subsidiaries, officers or directors may (i) initiate, solicit or knowingly encourage any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any acquisition proposal; (ii) engage in, continue or otherwise participate in any discussion or negotiations regarding, or provide any non-public information to any person relating to any acquisition proposal; or (iii) otherwise knowingly facilitate any effort or attempt to make an acquisition proposal.

Prior to obtaining shareholder approval of the Merger Agreement, Tongjitang may, however, furnish information to and participate in discussions or negotiations with persons making acquisition proposals if:

•	Tongjitang’s board of directors believes in good faith that such acquisition proposal is bona fide;
•	Such acquisition proposal provides for the acquisition of more than 50% of Tongjitang’s assets (on a consolidated basis) or total voting power of our equity securities; and
•	Tongjitang’s board of directors concludes in good faith, after consultation with its financial advisors and outside legal counsel, that such acquisition proposal constitutes (in the event our board of directors proposes to approve, recommend or otherwise declare advisable such acquisition proposal) or is reasonably likely to result in a superior proposal (as defined in the Merger Agreement).

Tongjitang is also permitted to participate in discussions or negotiations with any person making any acquisition proposal that is consistent with the terms described above.

Termination of the Merger Agreement (Page 67)

The Merger Agreement may be terminated by mutual consent of Tongjitang, Hanmax and Fosun at any time prior to the consummation of the merger, whether before or after shareholder approval has been obtained.

The Merger Agreement may be terminated and the merger may be abandoned at any time prior to the filing of the plan of merger with the Cayman Islands Companies Registrar by Hanmax and Fosun, acting together, or by Tongjitang if:

•	The merger has not been consummated and become effective by March 31, 2011;
•	The shareholder approval of the Merger Agreement being sought pursuant to this proxy statement is not obtained; or
•	Whether before or after shareholder approval of the Merger Agreement is obtained, an injunction permanently restraining, enjoining or otherwise prohibiting consummation of the merger becomes final and non-appealable.

The Merger Agreement may be terminated and the merger may be abandoned at any time by action of Tongjitang’s board of directors if:

•	Tongjitang’s board of directors changes its recommendation in favor of the merger;
•	Hanmax, Fosun or Merger Sub breaches any representations, warranties, covenants or agreements in the Merger Agreement, or any such representation and warranty of Hanmax, Fosun or Merger Sub becomes untrue or incorrect after the execution of the Merger Agreement such that the conditions to the consummation of the merger will not be satisfied and such breach or failure is not cured within 30 business days following receipt of written notice of such breach or failure from Tongjitang; or
•	Hanmax has complied with all the conditions under the Merger Agreement to obtain the financing but is not able to obtain the financing on the date when the merger becomes effective, unless the reason for the failure to obtain financing is the breach of representations, warranties or certain covenants by Tongjitang.

The Merger Agreement may be terminated and the merger may be abandoned at any time prior to the filing of the plan of merger with the Cayman Islands Companies Registrar by action of Hanmax and Fosun if:

•	Tongjitang’s board of directors makes a change of recommendation in a manner adverse to Hanmax and Fosun;
•	Tongjitang’s board of directors approves, endorses or recommends any acquisition proposal other than the merger;
•	Tongjitang or its board of directors resolves or announces its intention to do any of the foregoing;
•	Tongjitang materially breaches or its board of directors or a committee thereof resolves to breach its obligation regarding acquisition proposals set forth in the Merger Agreement, or Tongjitang materially breaches its obligations set forth in the Merger Agreement regarding preparation of this proxy statement or the related Schedule 13E-3; or
•	Tongjitang breaches any other representation, warranty, covenant or agreement under the Merger Agreement or any other representation or warranty made by Tongjitang in the Merger Agreement becomes untrue or incorrect after execution of the Merger Agreement such that the conditions to consummation of the merger will not be satisfied and such breach or failure to be true or correct is not cured within 30 days following receipt of written notice of such breach or failure from Hanmax and Fosun.

Termination Fees (Page 68)

Tongjitang is required to pay to Hanmax and Fosun an aggregate termination fee of $2.5 million if

•	any person makes a bona fide acquisition proposal or publicly announces an intention to make a bona fide acquisition proposal to Tongjitang, and after that, the Merger Agreement is terminated either by Hanmax and Fosun acting together or by Tongjitang pursuant to the terms of the Merger Agreement;

•	Hanmax and Fosun terminate the Merger Agreement or Tongjitang terminates the Merger Agreement, and on or before Tongjitang’s shareholders approve the merger, any event that gives Hanmax and Fosun the right to terminate the Merger Agreement pursuant to the Merger Agreement has occurred; or
•	Tongjitang terminates the Merger Agreement because its board of directors has changed its recommendation in favor of the merger.

If the Merger Agreement is terminated because Hanmax, Fosun or Merger Sub breaches any representation, warranty, covenant or agreement in the Merger Agreement, or any such representation and warranty becomes untrue or incorrect after the execution of the Merger Agreement such that the conditions to the consummation of the merger will not be satisfied and such breach or failure is not cured within 30 days after receipt of notice of such breach or failure from Tongjitang, then the responsible breaching party or parties shall pay Tongjitang an aggregate termination fee of $2.5 million plus all out-of-pocket costs and expenses incurred by Tongjitang and its subsidiaries in connection with the merger.

Hanmax is required to pay Tongjitang a termination fee of $2.0 million plus all out-of-pocket costs and expenses incurred by Tongjitang and its subsidiaries in connection with the merger if the Merger Agreement is terminated because Hanmax, after having complied with its financing obligations set forth in the Merger Agreement, is not able to obtain financing on the date when the merger becomes effective; provided, however, that no such termination fee shall become payable if the failure to obtain such financing is caused by Tongjitang’s breach of its representations and warranties set forth in the Merger Agreement or Tongjitang’s failure to comply with its obligations set forth in the Merger Agreement related to such financing.

Material United States Federal Income Tax Consequences (Page 80)

The receipt of cash pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. You should consult your independent tax advisors about the tax consequences of the merger to you in light of your particular circumstances.

Regulatory Matters (Page 54)

Tongjitang does not believe that any material federal or state regulatory approvals, filings or notices are required in connection with the merger other than the approvals, filings or notices required under United States federal securities laws and the filing of the plan of merger with the Cayman Islands Companies Registrar and, in the event the merger becomes effective, a copy of the certificate of merger must be given to the continuing shareholders, being Hanmax and Fosun, and creditors of Tongjitang and published in the Cayman Gazette pursuant to applicable Cayman Islands law.

Accounting Treatment of the Merger (Page 54)

The merger is expected to be accounted for, at historical cost, as a merger of entities under common control in a manner similar to a pooling-of-interests, in accordance with Accounting Standards Codification 805-50, “Business Combinations — Related Issues.”

Conditions to the Merger (Page 67)

The consummation of the merger is subject to the satisfaction of the following conditions:

•	The Merger Agreement and merger have been approved by Tongjitang’s shareholders at the extraordinary general meeting;
•	All governmental and third party consents required to be obtained before the merger becomes effective have been obtained and any applicable waiting period has been terminated or expired; and
•	No court or governmental entity of competent jurisdiction has enacted, issued, promulgated, enforced or entered any law that in effect restrains, enjoins or otherwise prohibits consummation of the merger.

The obligations of Hanmax, Fosun and Merger Sub to effect the merger are also subject to the satisfaction, or waiver by Hanmax, Fosun and Merger Sub, of the following conditions:

•	The representations and warranties of Tongjitang in the Merger Agreement are true and correct as of the date of the Merger Agreement and as of the consummation of the merger;
•	Tongjitang has performed in all material respects all obligations required to be performed by it under the Merger Agreement at or before the consummation of the merger;
•	Since the date of the Merger Agreement, no change, event, circumstance or development that has had, or is reasonably likely to have, a material adverse effect (as defined in the Merger Agreement) has occurred; and
•	Shareholders holding more than 5% of the outstanding Shares of Tongjitang have not validly served a notice of dissent under Section 238(5) of the Cayman Islands Companies Law.

The obligations of Tongjitang to effect the merger is subject to the satisfaction, or waiver by Tongjitang, of the following conditions:

•	The representations and warranties of Hanmax, Fosun and Merger Sub in the Merger Agreement are true and correct in all material respects as of the date of the Merger Agreement and as of the consummation of the merger;
•	Each of Hanmax, Fosun and Merger Sub has performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the consummation of the merger; and
•	Hanmax has delivered a notification from CITIC confirming all the conditions under the Facility Agreement have been satisfied except (i) evidence of the issuance by the Cayman Islands Companies Registrar of the certificate of merger and (ii) conditions that have been waived by it, if any.

Market Price of Tongjitang ADS (Page 55)

The closing price of Tongjitang ADSs on the NYSE on April 7, 2010, the last trading date prior to the announcement of the proposed merger transaction, was $3.78 per ADS. The merger consideration of $4.50 per ADS to be paid in the merger represents a premium of approximately 19.1% to that closing price.

Fees and Expenses (Page 54)

All costs and expenses incurred in connection with the merger and other related transactions shall be paid by the party incurring such expense.

Treatment of Share Options (Page 52)

At the effective time of the merger, each outstanding option to purchase our Shares under Tongjitang’s share incentive plan, vested or unvested, will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a cash payment equal to the number of Shares underlying such option multiplied by the amount by which $1.125 per share exceeds the exercise price per share of such option. However, because none of the outstanding options have an exercise price greater than $1.125 per share, option holders will not be entitled to receive any consideration in the merger. Notwithstanding the foregoing, Mr. Charles Chong Guang Wang will receive $5,000 in cash from Mr. Xiaochun Wang with respect to the share option granted by Mr. Xiaochun Wang pursuant to an agreement dated December 15, 2008 among Mr. Xiaochun Wang, Charles Chong Guang Wang and Tongjitang.

QUESTIONS AND ANSWERS ABOUT
THE EXTRAORDINARY GENERAL MEETING AND THE MERGER

Q:	What is the proposed transaction?
A:	The proposed transaction is a going private merger transaction pursuant to which Merger Sub will merge with and into Tongjitang. Once the Merger Agreement is adopted by the shareholders of Tongjitang and the other closing conditions under the Merger Agreement have been satisfied or waived, Merger Sub will merge with and into Tongjitang, with Tongjitang continuing as the surviving corporation after the merger. If the merger is completed, Tongjitang will continue its operations as a privately-held company owned solely by Hanmax and Fosun, and as a result of the merger, the ADSs will no longer be listed on the NYSE and Tongjitang will cease to be a public company.
Q:	What will I receive in the merger?
A:	If you own Shares and the merger is completed, you will be entitled to receive $1.125 in cash, without interest and less any applicable taxes, for each Share you own as of the effective time of the merger (unless you duly and validly exercise and do not effectively withdraw or lose your appraisal rights under Section 238 of the Cayman Islands Companies Law with respect to the merger).

If you own ADSs and the merger is completed, you will be entitled to receive $4.50 per ADS in cash, without interest and less any applicable taxes, for each ADS you own as of the effective time of the merger.

In addition, if the merger is completed, each share option under Tongjitang’s share incentive plan outstanding at the effective time of the merger will be cancelled in exchange for an amount in cash payable at or as soon as practicable after the effective time of the merger, equal to the product of (A) the total number of Shares of Tongjitang underlying such option and (B) the excess, if any, of $1.125 per Share over the per share exercise price of such option. Because none of the outstanding share options have an exercise price greater than $1.125 per Share, option holders will not be entitled to receive any consideration in the merger.

Q:	After the merger is completed, how will I receive the cash for my Shares?

A. Promptly after the effective time of the merger, a paying agent appointed by Hanmax and Fosun will mail you written instructions indicating how to exchange your Tongjitang Shares for the per Share merger consideration of $1.125 in cash without interest, less any applicable taxes. You will receive cash for your Shares from the paying agent after you comply with these instructions. If you own ADSs, promptly after the merger is completed, the ADS depositary will call for the surrender of all ADSs for delivery of the merger consideration. Upon surrender of ADSs, the ADS depositary will pay to the owner thereof $4.50 per ADS, without interest and less any applicable taxes.

If the requisite shareholder approval of the merger is obtained and you hold your Shares in book-entry form, that is, without a share certificate, unless you duly and validly exercise and do not effectively withdraw or lose your dissenters’ and appraisal rights in accordance with Section 238 of the Cayman Islands Companies Law, the paying agent will automatically send to you the per Share merger consideration of $1.125 in cash, without interest and less any applicable taxes, in exchange for the cancellation of your Shares of Tongjitang after completion of the merger, provided that you comply with applicable tax certification requirements.

If your Shares of Tongjitang are held in “street name” by your broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee on how to surrender your Shares and receive the merger consideration for those Shares.

Q:	Where and when will the extraordinary general meeting be held?
A:	The extraordinary general meeting will take place at our corporate headquarters, 5th Floor, Block B, Nanshan Medical Device Park, 1019 Nanhai Avenue, Nanshan District, Shenzhen, 518067 Guangdong Province, the People’s Republic of China, on __________, 2011, starting at __________, a.m. China time.

Q:	What matters will be voted on at the extraordinary general meeting?
A:	You will be asked to consider and vote on the following proposals:
•	to approve the merger and approve and adopt the Merger Agreement and the other transactions contemplated thereby;
•	to approve any motion to adjourn or postpone the extraordinary general meeting, if necessary, to solicit additional proxies if there are insufficient votes at the time of the extraordinary general meeting to approve the merger and approve and adopt the Merger Agreement and the other transactions contemplated thereby; and
•	to transact any other business properly presented before the extraordinary general meeting or any adjournment or postponement of the extraordinary general meeting.
Q:	How does the Tongjitang board of directors recommend that I vote on the proposals?
A:	Our board of directors recommends that you vote:
•	FOR the proposal to approve the merger and approve and adopt the Merger Agreement and the other transactions contemplated thereby; and
•	FOR the proposal to approve any motion to adjourn the extraordinary general meeting, if necessary, to solicit additional proxies if there are insufficient votes at the time of the extraordinary general meeting to approve the merger, and to approve and adopt the Merger Agreement and the other transactions contemplated thereby.
Q:	Who is entitled to vote at the extraordinary general meeting?
A:	The record date for voting at the extraordinary general meeting is __________, 2011. Only shareholders of Tongjitang at the close of business on the record date are entitled to vote at the extraordinary general meeting or any adjournment or postponement thereof.

The ADS depositary will fix a record date, which will be as close as practicable to the record date for voting at the extraordinary general meeting, for the determination of the ADS owners who shall be entitled to give instructions for the exercise of voting rights.

Q:	What constitutes a quorum for the extraordinary general meeting?
A:	The presence, in person or by proxy, of shareholders representing a majority of Tongjitang’s outstanding Shares on the record date will constitute a quorum for the extraordinary general meeting.
Q:	When do you expect the merger to be completed?
A:	We are working toward completing the merger as quickly as possible and currently expect the merger to close in the first calendar quarter of 2011. In order to complete the merger, we must obtain shareholder approval of the merger at the extraordinary general meeting and the other closing conditions under the Merger Agreement must be satisfied or waived, as permitted by law.
Q:	What happens if the merger is not completed?
A:	If the merger and Merger Agreement are not approved by our shareholders, or if the merger is not completed for any other reason, our shareholders will not receive any payment for their Shares or ADSs pursuant to the Merger Agreement. In addition, Tongjitang will remain a public company. Tongjitang’s ADSs will continue to be listed and traded on the NYSE, provided that Tongjitang continues to meet the NYSE’s listing requirements, unless our board of directors determines that such continued listing is not in Tongjitang’s best interests and determines to delist Tongjitang ADSs, as permitted by NYSE rules. In addition, Tongjitang will remain subject to SEC reporting obligations, unless our board of directors determines that continued compliance with such reporting obligations is not in Tongjitang’s best interests and Tongjitang is able to meet the conditions of applicable SEC rules for the deregistration of the Shares under the Exchange Act and suspension of Tongjitang’s reporting obligations under that Act.

Q:	What do I need to do now?
A:	We urge you to read this proxy statement carefully, including its annexes, exhibits, attachments and the other documents referred to or incorporated by reference herein and the related Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission to consider how the merger affects you as a shareholder. After you have done so, please vote as soon as possible.
Q:	How do I vote if I own Shares?
A:	If you own Shares as of the record date for voting, you should simply indicate on the enclosed proxy card how you want to vote, and sign and mail your proxy card in the enclosed return envelope (or follow the telephone or Internet voting instructions set forth on the proxy card) as soon as possible but in any event at least 48 hours before the time of the extraordinary general meeting so that your Shares will be represented at the extraordinary general meeting.

Alternatively, you can attend the extraordinary general meeting and vote in person. If you decide to sign and send in your proxy card, or vote by telephone or Internet, and do not indicate how you want to vote, the Shares represented by your proxy will be voted FOR the approval of the merger and the approval and adoption of the Merger Agreement and the other transactions contemplated thereby and FOR the proposal to adjourn or postpone the extraordinary general meeting to a later date to solicit additional proxies in favor of the approval of the merger and the approval and adoption of the Merger Agreement and the other transactions contemplated thereby in the event that there are not sufficient votes represented at the extraordinary general meeting to adopt the Merger Agreement, if such adjournment is necessary. If your Shares are held by your broker, bank or other nominee, see below.

Q:	How do I vote if I own ADSs?
A:	If you own ADSs, you cannot vote at the meeting directly, but you may instruct the ADS depositary (as the holder of the Shares underlying your ADSs) how to vote the Shares underlying your ADSs by completing and signing the enclosed ADS Voting Instruction Card and returning it in accordance with the instructions printed on it as soon as possible but, in any event, so as to be received by the ADS depositary no later than __________a.m. (New York time) on __________, 2011. The ADS depositary shall endeavor, in so far as practicable, to vote or cause to be voted the number of Shares represented by your ADSs in accordance with your voting instructions. If the ADS depositary timely receives voting instructions from an ADS holder which fail to specify the manner in which the ADS depositary is to vote the Shares represented by ADSs held by such ADS holder, such ADS holder will be deemed to have instructed the ADS depositary to vote in favor of the items set forth in the voting instructions. If you hold your ADSs through a financial intermediary such as a broker, you must rely on the procedures of the financial intermediary through which you hold your ADSs if you wish to vote. If your ADSs are held by your broker, bank or other nominee, see below.
Q:	Can I vote by telephone or electronically?
A:	Yes. Please refer to the instructions on the enclosed proxy card to vote by telephone or the Internet.
Q:	If my Shares or my ADSs are held in a brokerage account, will my broker vote my Shares on my behalf?
A:	Your broker, bank or other nominee will only be permitted to vote your Shares on your behalf or to give voting instructions with respect to the Shares underlying your ADSs if you instruct it how to vote. Therefore, it is important that you promptly follow the directions provided by your broker, bank or nominee regarding how to instruct it to vote your Shares or the Shares represented by your ADSs. If you do not instruct your broker, bank or other nominee how to vote your Shares that it holds, either directly or in ADS form, those Shares will not be voted and the effect will be the same as a vote against the adoption of the Merger Agreement but will not affect the vote on any proposal to adjourn or postpone the extraordinary general meeting, if necessary.

Q:	May I change my vote?
A:	If you own Shares, you may change your vote at any time before your proxy is voted at the extraordinary general meeting, subject to the limitations described below. You may do this in a number of ways. First, you may send us a written notice stating that you would like to revoke your proxy. Second, you may complete and submit a new proxy card bearing a later date than the proxy you would like to revoke. If you choose either of these two methods, you must submit your notice of revocation or your new proxy card to the chief operating officer of Tongjitang in the case of notice of revocation, at any time prior to the commencement of the extraordinary general meeting and in the case of a new proxy card at least 48 hours before the time of the extraordinary general meeting. You may also submit a later-dated proxy using the telephone or Internet voting procedures on the proxy card so long as you do so before the deadline of 48 hours before the time of the extraordinary general meeting. Third, you may attend the extraordinary general meeting and vote in person. Simply attending the extraordinary general meeting, without voting in person, will not revoke your proxy. If your Shares are held in “street name” and you have instructed a broker to vote your Shares, you must follow directions received from your broker to change your vote or to vote at the extraordinary general meeting.

If you own ADSs, you may not change your vote once you have delivered your ADS Voting Instruction Card to the ADS depositary.

Q:	How will the ADS depositary vote for purposes of counting the number of shareholders voting for the merger?
A:	For purposes of counting the number of shareholders voting for the merger, the ADS depositary will count as one person and will vote in accordance with the majority of the instructions it has received from the ADS holders by _______a.m. (New York time) on ____________, 2011. For example, if the ADS depositary receives instructions from ADS holders holding 100 ADSs to vote for the merger and instructions from ADS holders holding 80 ADSs to vote against the merger by _______a.m. (New York time) on ____________, 2011, the ADS depositary will be counted as one shareholder voting for the merger.
Q:	Should I send in my share certificates or my American Depositary Receipts, referred to herein as “ADRs,” now?
A:	No. After the merger is completed, you will be sent a letter of transmittal with detailed written instructions for exchanging your share certificates or your ADRs for the merger consideration. If your Shares or your ADSs are held in “street name” by your broker, bank or other nominee you will receive instructions from your broker, bank or other nominee as to how to affect the surrender of your Shares or ADSs in exchange for the merger consideration. Please do not send your certificates in now.

Similarly, you should not send in the ADRs that represent your ADSs at this time. Promptly after the merger is completed, the ADS depositary will call for the surrender of all ADSs for delivery of the merger consideration. ADS owners will be receiving a notice from the ADS depositary relating to the foregoing.

Q:	What happens if I sell my Shares or ADSs before the extraordinary general meeting?
A:	The record date for voting at the extraordinary general meeting is earlier than the date of the extraordinary general meeting and the date that the merger is expected to be completed. If you transfer your Shares of Tongjitang after the record date for voting but before the extraordinary general meeting, you will retain your right to vote at the extraordinary general meeting, but will transfer the right to receive the per Share merger consideration of $1.125 in cash without interest and less any applicable taxes to the person to whom you transfer your Shares, so long as such person owns such Shares when the merger is completed. In such case, your vote is still very important and you are encouraged to vote.

The record date of ADSs for the extraordinary general meeting is expected to be as close as practicable to the record date of Shares. If you transfer your ADSs after the ADS record date but before the extraordinary general meeting, you will retain your right to instruct the ADS depositary to vote at the extraordinary general meeting, but will transfer the right to receive the per ADS merger consideration of $4.50 in cash without interest and less any applicable taxes to the person to whom you transfer your ADSs, so long as such person owns such ADSs when the merger is completed.

Q:	Do shareholders have appraisal rights?
A:	Yes. Shareholders who continue to hold their Shares until the consummation of the merger, will have the right to seek appraisal and payment of the fair value of their Shares if the merger contemplated by the Merger Agreement is completed, but only if they deliver to Tongjitang, before the vote is taken, a written objection to the merger and they subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Law for dissenting and the exercise of appraisal rights. The fair value of your Shares as determined under that statute could be more than, the same as, or less than the merger consideration you would receive pursuant to the Merger Agreement if you did not exercise appraisal rights with respect to your Shares.

ADS holders will not have the right to seek appraisal and payment of the fair value of the Shares underlying their ADSs. The ADS depositary will not attempt to perfect any dissenters’ rights with respect to any of the Shares that it holds, even if an ADS holder requests the ADS depositary to do so. ADS holders wishing to exercise appraisal rights must surrender their ADSs to the ADS depositary, pay the ADS depositary’s fees required for such surrender and become holders of Shares by ______, 2011. Thereafter, such former ADS holders must comply with the procedures and requirements for exercising dissenter and appraisal rights with respect to the Shares under Section 238 of the Cayman Islands Companies Law.

We encourage you to read the section of this proxy statement entitled “Dissenters’ Rights” as well as Annex C to this proxy statement carefully and to consult with legal counsel if you desire to exercise your dissenters’ and appraisal rights.

Q:	If I own ADSs and seek to perfect appraisal rights, how do I convert my ADSs to Shares, and when is the deadline for completing the conversion of ADSs to Shares?
A:	If you own ADSs and wish to exercise appraisal rights, you must surrender your ADSs at the depositary’s corporate trust office at The Bank of New York Mellon, ADR Division, One Wall Street, 29th Floor, New York, New York 10286, telephone: (212) 495-1784. Upon payment of its fees, including the applicable ADS surrender fee, and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees by the ADS holder, the depositary will deliver the Shares and any other deposited securities underlying the ADSs to such ADS holder or a person designated by such ADS holder at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

The deadline for surrendering ADRs to the depositary for these purposes is __________, 2011.

Q:	Will any proxy solicitors be used in connection with the extraordinary general meeting?
A:	Yes. To assist in the solicitation of proxies, the Company has engaged Okapi Partners LLC as its proxy solicitor.
Q:	Who can help answer my questions?
A:	If you have any questions about the merger or if you need additional copies of this proxy statement or the enclosed proxy card, you should contact Okapi Partners at:

Okapi Partners LLC
437 Madison Ave., 28th Floor
New York, NY 10022 USA
Phone: (212) 297-0720
US Toll-Free: (877) 796-5274

Q:	Do any of Tongjitang’s directors or executive officers have interests in the merger that may differ from those of other shareholders?
A:	Yes. Other interests of Mr. Xiaochun Wang and Tongjitang’s other directors and executive officers include: (a) the increase in Mr. Xiaochun Wang’s beneficial ownership in Tongjitang and Merger Sub as a result of the merger; (b) the potential enhancement of shareholder value for Hanmax, of which Mr. Xiaochun Wang is the beneficial owner, as a result of the merger and future growth of the surviving corporation; (c) the continued indemnification and directors’ and officers’ liability insurance to be provided by the surviving corporation to Tongjitang’s current and former directors and officers; (d) the compensation of members of the independent committee in exchange for their services in such capacity at a rate of $10,000 per member per month; (e) the award of cash consideration of $50,000 to each of the independent committee members upon the closing of the Merger in lieu of restricted stock previously approved by the board of directors of the Company to each of the independent committee members; and (f) the continuation of service of executive officers of Tongjitang with the surviving corporation in positions that are substantially similar to their current positions.
Q:	What is the independent committee?
A:	On April 12, 2010, our board of directors established an independent committee comprised solely of disinterested directors that were unrelated to any of Hanmax, Fosun, Merger Sub or Mr. Xiaochun Wang to consider the merger proposal of Hanmax and Fosun and to take any other actions it deems appropriate to assess the financial viability of such proposal, including to explore other strategic and financial alternatives. Our board of directors appointed Messrs. Yongcun Chen, Harry K. Genant and David R. White to the independent committee, each of whom served on the independent committee since it was established and continue to serve thereon. We have compensated, and will continue to compensate, the members of the independent committee in exchange for their service in such capacity in an amount equal to $10,000 per member per month starting from May 2010. In addition, the Company will award cash consideration of $50,000 to each of the independent committee members upon the closing of the Merger in lieu of the issuance of restricted shares previously granted to the independent committee members under the Company’s 2006 Share Incentive Plan by the Company’s board of directors on November 17, 2009; provided that, if the closing of the Merger does not occur, such grants of restricted shares to the independent committee members will remain valid, conclusive, binding on and enforceable against the Company.
Q:	Will the merger be taxable to me?
A:	Yes. The receipt of cash pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes, and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. Generally, for U.S. federal income tax purposes, a shareholder or ADS holder will recognize gain or loss equal to the difference between the amount of cash received by the shareholder or ADS holder in the merger and their adjusted tax basis in the Shares or ADSs, as the case may be, converted into cash in the merger. Because individual circumstances may differ, we recommend that you consult your own tax advisor to determine the particular tax effects of the merger to you.
Q:	What regulatory approvals and filings are needed to complete the merger?
A:	We do not believe that any material regulatory approvals, filings or notices are required in connection with the merger other than the approvals, filings or notices required under the federal securities laws and the filing of the plan of merger with the Cayman Islands Companies Registrar. In addition, in the event the merger becomes effective, a copy of the certificate of merger must be given to the continuing shareholders of Tongjitang, being Hanmax and Fosun, and the creditors of Tongjitang and it also must be published in the Cayman Gazette, in each case, pursuant to applicable law.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement, the documents attached hereto and the documents incorporated by reference in this proxy statement are forward-looking statements. These include statements as to such things as our financial condition, results of operations, plans, objectives, future performance and business, as well as forward-looking statements relating to the merger. Such forward-looking statements are based on facts and conditions as they exist at the time such statements are made. Forward-looking statements are also based on current expectations, estimates and projections about our business and the proposed merger, the accurate prediction of which may be difficult and involve the assessment of events beyond our control. The forward-looking statements are further based on assumptions made by management. Forward-looking statements can be identified by forward-looking language, including words such as “believes,” “anticipates,” “expects,” “estimates,” “intends,” “may,” “plans,” “projects,” “will” and similar expressions, or the negative of these words. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Readers of this proxy statement are cautioned to consider these risks and uncertainties and not to place undue reliance on any forward-looking statements.

The following factors, among others, could cause actual results or matters related to the merger to differ materially from what is expressed or forecasted in the forward-looking statements:

•	the satisfaction of the conditions to consummation of the merger, including the approval of the merger and the Merger Agreement by our shareholders;
•	the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including a termination under circumstances that could require us to pay a termination fee of $2.5 million to Fosun, Hanmax or Merger Sub;
•	although the debt financing described in this proxy statement is not subject to the lenders’ satisfaction with their due diligence or to a “market out,” such financing might not be funded at the effective time of the merger because of the failure of Hanmax to meet the closing conditions or for other reasons, which may result in the merger not being consummated promptly or at all;
•	the effect of the announcement or pendency of the merger on our business relationships, operating results and business generally;
•	the risk that the merger may not be completed in a timely manner or at all, which may adversely affect our business and the prices of our Shares and ADSs;
•	the potential adverse effect on our business, properties and operations because of certain covenants we agreed to in the Merger Agreement;
•	risks related to diverting management’s attention from our ongoing business operations; and
•	other risks detailed in our filings with the SEC, including the information set forth under the caption “Forward-Looking Statements” and in “Item 3D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2009. See “Where You Can Find More Information” on page 83.

We believe that the assumptions on which our forward-looking statements are based are reasonable. However, we cannot assure you that the actual results or developments we anticipate will be realized or, if realized, that they will have the expected effects on our business or operations. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Further, forward-looking statements speak only as of the date they are made and, except as required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect future events or circumstances.

IDENTITY AND BACKGROUND OF FILING PERSONS

Tongjitang

Tongjitang Chinese Medicines Company, a Cayman Islands company headquartered in Shenzhen, China, is a vertically integrated pharmaceutical company focusing on the development, manufacturing and marketing of modernized traditional Chinese medicines. Tongjitang was the first traditional Chinese medicine company to list on the NYSE. Our registered office and principal place of business is located at 5th Floor, Block B, Nanshan Medical Device Park, 1019 Nanhai Avenue, Nanshan District, Shenzhen, 518067 Guangdong Province, PRC. The telephone number of Tongjitang’s principal executive office is (+86) 755 2689 1550.

Hanmax and Mr. Xiaochun Wang

Hanmax Investment Limited, a British Virgin Islands company, referred to herein as “Hanmax,” holds 52,675,584 Shares, representing 50.6% of our outstanding Shares. Hanmax is wholly owned by Mr. Xiaochun Wang, chairman of our board of directors and our chief executive officer. Mr. Wang is the sole director of Hanmax. The registered office of Hanmax is located at Pasea Estate, Road Town, Tortola, British Virgin Islands. Mr. Wang holds share options with respect to 1,200,000 additional Shares. The telephone number of Hanmax’s principal executive office is (+86) 755 2689 1538.

Mr. Wang is a citizen of the People’s Republic of China. He has been president of Guizhou Tongjitang Pharmaceutical Co., Ltd., or Tongjitang Pharmaceutical, our principal operating subsidiary, since 1997 and a director of Guizhou Tongjitang Pharmaceutical Distribution Co., Ltd., or Tongjitang Distribution, a subsidiary of Tongjitang Pharmaceutical since February 2001. Mr. Wang served as a director of Tongjitang Traditional Chinese Medicines Planting Co., Ltd. from June 2006 to December 2008.

Fosun and Affiliates

Fosun Industrial Co., Limited, holds 33,403,392 Shares, representing 32.1% of the outstanding Shares of the Company. Fosun’s affiliates, which include Fosun Pharma, Fosun High Technology, Fosun International, Fosun Holdings, Fosun International Holdings and Mr. Guangchang Guo, do not hold any Shares. The place of organization, principal business address, telephone number and principal business, as applicable, of Fosun and Fosun’s affiliates are set forth in Annex D, which is attached hereto and incorporated by reference. The name, business address, present principal employment and citizenship of each director and executive officer of Fosun and Fosun’s affiliates are also set forth in Annex D.

Merger Sub

Tonsun International Company Limited, referred to herein as “Merger Sub,” was formed by Hanmax and Fosun solely for the purpose of effecting the merger. The registered office of Merger Sub is located at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Hanmax and Fosun hold 67.9% and 32.1%, respectively, of the equity interest in Merger Sub. Merger Sub has not conducted any activities to date other than activities incidental to its formation and in connection with the transaction contemplated by the Merger Agreement. Mr. Xiaochun Wang and Mr. Qian Xu, who are designees of Hanmax, and Mr. Zhiping Cui, who is a designee of Fosun, are the directors of Merger Sub. The telephone number of Merger Sub’s principal executive office is (+86) 21 6332 5563.

Tongjitang, Hanmax, Fosun, Merger Sub, Mr. Xiaochun Wang, Fosun High Technology, Fosun International, Fosun Holdings, Fosun International Holdings, and Mr. Guangchang Guo are sometimes referred to herein as the “Filing Persons”.

None of the Filing Persons has been convicted in a criminal proceeding during the past five years or was a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining it or him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

SPECIAL FACTORS

Background of the Proposed Merger

Our board of directors and management regularly evaluate our business and operations and periodically review and assess strategic alternatives available to enhance value to our shareholders.

Our board of directors and management have noted with concern the results of the Company’s continuing efforts to return to profitable operations. The Company’s product portfolio includes a total of 13 proprietary medicines, with a further 11 in various stages of development, trial and approval. Notwithstanding the Company’s efforts to diversify its revenue sources, sales of Xianling Gubao continued to account for 60% of the Company’s net revenues in 2009 although sales of Xianling Gubao decreased by 9.1% in 2009 compared to 2008. Moreover, since its initial public offering, the Company has undertaken a series of acquisitions, acquiring Guizhou LLF Pharmaceutical Co., Ltd. (“Guizhou LLF”) (2007), Qinghai Pulante Pharmaceutical Co. Ltd. (“Pulante”) (2008), Anhui Jingfang Pharmaceutical Co. Ltd. (“Jingfang”) (2009) and Gui Liquor Co., Ltd. (“Gui Liquor”) (2010; subsequently disposed in 2010), in a further effort to broaden its product portfolio. Some of these acquisitions have made a positive contribution to the Company’s operating results. On the other hand, however, certain of these acquisitions have not fulfilled the Company’s expectations in relation to product sales, and have resulted in significant impairment losses of goodwill and intangible assets.

In addition, to address competition, the Company increased its emphasis in 2009 on direct-to-customer sales by stationing sales personnel at key retail distribution points, rather than relying heavily on general marketing and advertising, which has substantially increased other selling and marketing expenses, contributing to the net loss recorded by the Company in 2009.

In September 2008, in a further effort to provide liquidity for shareholders wishing to sell their Shares and to increase value for remaining shareholders, our board of directors approved a share repurchase program authorizing the repurchase of up to $20 million of the Company’s outstanding Shares. Pursuant to this program, for the year ended December 31, 2008 and the six months ended June 30, 2009, the Company repurchased 1,763,600 Shares and 5,281,200 Shares, respectively, for $1.049 million and $4.148 million, respectively, at an average price of $0.59 and $0.78 per Share, respectively. In September and November 2009, the Company entered into agreements with several shareholders to repurchase an aggregate of 24,098,396 outstanding Shares for an aggregate consideration of $24.701 million at an average price of $1.025 per Share.

In late 2009, the Company reviewed its portfolio of businesses and assets and determined to refocus its efforts on those of its businesses and assets that were directly related to development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China. In this review, the Company identified certain assets and businesses in its portfolio that were not deemed core to the Company’s mission, and determined to dispose of them. Subsequent to this determination, the Company began to seek potential buyers for such assets and businesses. In mid-2010 the Company held preliminary discussions with three potential buyers of such assets and businesses and the Gui Liquor business (the “non-core assets”). The potential buyers were selected by the Company because of their experience in the industries relevant to the non-core assets and the Company's belief that such potential buyers may be interested and able to acquire the non-core assets. Two of the potential buyers declined to pursue a transaction regarding the non-core assets. Guizhou Huixian Investment Management Company Limited (“Guizhou Huixian”) was the sole remaining interested party. The Company negotiated the terms of the sale of the non-core assets with Guizhou Huixian for several months.

On September 21, 2010, in connection with the proposed sale of certain of the Company’s non-core assets, Unisources Enterprises Limited, a wholly owned subsidiary of the Company (“Unisources”), entered into a share transfer agreement (the “Share Transfer Agreement”) with Guizhou Huixian pursuant to which the Company agreed to sell 100% of its equity interest in Guizhou Tongjitang Asset Management Company Limited (“Guizhou Tongjitang Asset Management”), which holds Tongjitang Distribution, Guizhou Tongjitang Pharmacy China Stores Co., Ltd (“Guizhou Tongjitang Pharmacy”) and a 95% equity interest in Gui Liquor, for a total cash consideration of RMB259.3 million. Additionally, in connection with the disposition, Guizhou Huixian has agreed to release Tongjitang Pharmaceutical from its obligation to guarantee RMB105.0 million of Gui Liquor’s bank loans.

On October 11, 2010, Unisources and Guizhou Huixian entered into a supplementary agreement to the Share Transfer Agreement to clarify certain issues in the Share Transfer Agreement.

On January 25, 2011, Unisources and Guizhou Huixian entered into an agreement, pursuant to which Guizhou Huixian agreed to pay Unisources additional consideration of RMB46 million for the acquisition of the Company’s non-core assets.

The independent committee of the Company's board of directors formed on April 12, 2010 was periodically updated by the Company's management regarding the status of discussions with potential buyers of the non-core assets, and considered the impact that such sale might have on the potential going private transaction with the Buyer Parties. As the determination and process to dispose of the non-core assets commenced prior to consideration of the potential transaction with the Buyer Parties, and because the Company and the independent committee determined to proceed with such transaction irrespective of whether it would proceed with the potential transaction with the Buyer Parties, the independent committee was not delegated the authority to directly supervise the process by which the non-core assets were to be sold. The Company anticipates that the sale of the non-core assets will close in late 2011.

Notwithstanding the efforts described above, our board of directors and management continue to be concerned about the Company’s net losses, diminishing shareholders’ equity and the consequent erosion of its share price over the preceding three years.

Our board of directors is also mindful of the fact that, in light of the 50.6% shareholding of Mr. Xiaochun Wang, chairman of our board of directors and our chief executive officer, any corporate transaction the Company may consider as an alternative means of providing shareholders an opportunity to achieve liquidity at a premium to market price must be conducted with his cooperation.

On March 9, 2008, Mr. Xiaochun Wang, chairman of our board of directors and our chief executive officer, and Mr. Yongcun Chen, one of our directors, submitted a proposal to acquire all of our outstanding Shares, including Shares in the form of ADSs. Mr. Xiaochun Wang and Mr. Yongcun Chen together beneficially owned approximately 40% of our outstanding Shares at the time of the proposal. Mr. Xiaochun Wang and Mr. Yongcun Chen proposed to pay $2.55 in cash for each outstanding Share (or $10.20 per ADS), subject to obtaining committed financing and the execution of satisfactory definitive agreements. Under the terms of the proposal, we would have been combined with a newly formed acquisition vehicle pursuant to a scheme of amalgamation under the Cayman Companies Law. We formed a special committee of the board of directors to consider the proposal and retained our own legal counsel and financial advisor. The special committee consisted of two of our independent directors, Dr. Harry K. Genant and Mr. David Ray White. In addition, we appointed Morgan Stanley Asia Limited as our financial advisor. Mr. Xiaochun Wang and Mr. Yongcun Chen withdrew their proposal to acquire all of our outstanding Shares in a letter to the board of directors dated June 27, 2008 because they were not able to obtain the financing due to the deterioration of the global credit markets.

In early October 2009, Mr. Xiaochun Wang contacted CITIC Ka Wah Bank Limited to ascertain whether financing could be made available for a new going private transaction for Tongjitang.

In early January 2010, Mr. Xiaochun Wang initiated preliminary discussions regarding a potential going private transaction for Tongjitang with Fosun, the second largest shareholder of Tongjitang. In deciding to initiate the discussion, Mr. Xiaochun Wang considered the following substantive factors: (a) his belief that the market price of Tongjitang ADSs on the NYSE did not reflect the underlying value of Tongjitang; (b) the limited trading volume of Tongjitang’s ADSs on the NYSE; (c) the direct and indirect costs and expenses associated with continued Exchange Act and NYSE compliance and reporting requirements; and (d) the high degree of concentration of the Shares among Hanmax and Fosun, the largest and second shareholders of Tongjitang, who together held 82.7% of Tongjitang’s issued and outstanding Shares.

Shortly after the initial discussion, Fosun consulted Baker & McKenzie LLP (“Baker & McKenzie”) and Conyers Dill & Pearman on the potential going private transaction.

On January 22, 2010, Mr. Xiaochun Wang, representatives of Fosun and representatives of Baker & McKenzie met to engage in preliminary discussions regarding the legal issues relating to a potential going private transaction with respect to Tongjitang.

After the January 22, 2010 meeting, Baker & McKenzie and Conyers Dill & Pearman started preparing preliminary drafts of the relevant transaction documents, including a term sheet, Schedule 13D for Mr. Xiaochun Wang, Hanmax and Fosun, shareholders agreement between Hanmax and Fosun, memorandum and articles of association of Merger Sub, consortium agreement between Hanmax and Fosun, Merger Agreement and a going private transaction proposal to be delivered to the board of directors of the Company. In addition, the representatives of Baker & McKenzie and the representative of Fosun also discussed the terms of the drafts of going private transaction documents.

From February 24, 2010 to February 26, 2010, Baker & McKenzie provided Fosun with the first discussion drafts of the going private transaction documents. Baker & McKenzie and Conyers Dill & Pearman continued to discuss with Fosun the terms of the transaction documents.

In March 2010, representatives of Fosun negotiated with Mr. Xiaochun Wang the terms of the transaction documentation by telephone.

On April 5, 2010, Baker & McKenzie provided Fosun with updated draft transaction documents, including the shareholders agreement, memorandum and articles of association of Merger Sub, consortium agreement, Merger Agreement and the going private transaction proposal.

On April 7, 2010, the revised terms of the proposal to Tongjitang's board of directors and the consortium agreement were presented to the board of directors of Fosun for approval, and the board of directors of Fosun duly approved the proposal and the consortium agreement. Based on Fosun's board's approval, Mr. Xiaochun Wang and Fosun determined to present the proposal to Tongjitang the following day.

On April 8, 2010, Mr. Xiaochun Wang and Fosun signed a consortium agreement in relation to the going private transaction and finalized their going private merger proposal to Tongjitang. In addition, on the same day, Hanmax and Fosun jointly retained Baker & McKenzie and Conyers Dill & Pearman as US transaction counsel and Cayman Islands transaction counsel, respectively.

On April 8, 2010, the Company received a proposal from Hanmax and Fosun to acquire all of the outstanding Shares of the Company, including Shares underlying ADSs, in a transaction that would result in the Company becoming a privately-held company. In the proposal, Hanmax and Fosun proposed to pay $1.125 in cash, without interest, for each outstanding Share of the Company (or $4.50 per ADS), excluding Shares and Shares represented by ADSs that are owned by Hanmax, Fosun and their subsidiaries. The proposal contemplated structuring the proposed transaction as a merger of the Company with a new joint venture company to be incorporated in the Cayman Islands and owned solely by Hanmax and Fosun. The proposal was subject to, among other things, negotiation of a definitive merger agreement and the availability of financing to fund the going private transaction. The proposal stated that Hanmax and Fosun were interested only in acquiring the Company’s publicly held Shares not already owned by them, and that they did not intend to sell their respective stakes in the Company.

On April 1, 2010, Hanmax received a commitment letter issued by CITIC Ka Wah Bank Limited, or the April 1 Commitment Letter, for a $30,000,000 term loan facility to fund the proposed purchase of the Shares and ADSs not owned by Hanmax, Fosun and their subsidiaries, subject to certain terms to be agreed to by the parties, including execution of mutually acceptable definitive documents for the loan facility, there being no adverse change in the status of financial condition of Hanmax, the accuracy and completeness of all representations and information provided by Hanmax to CITIC Ka Wah Bank and the payment of all amounts due by Hanmax under the term loan facility. Because Hanmax and CITIC Ka Wah Bank Limited expected to enter into a definitive credit facility agreement by April 30, 2010, the April 1 Commitment Letter provided that it would expire upon the earlier to occur of the execution of a definitive credit facility agreement and April 30, 2010. As Hanmax and CITIC Ka Wah Bank Limited failed to enter into such a definitive credit facility agreement by April 30, 2010, the April 1 Commitment Letter expired on April 30, 2010 under its terms.

On April 12, 2010, our board of directors met to consider its fiduciary duties in light of the proposal, and resolved to establish an independent committee comprised solely of disinterested directors unrelated to any of Hanmax, Fosun, Merger Sub or Mr. Xiaochun Wang to consider the proposal and to take any other actions it deems appropriate to assess the financial viability of such proposal, including to explore other strategic and financial alternatives. Our board of directors appointed Messrs. Yongcun Chen, Harry K. Genant and David R. White to the independent committee.

On May 3, 2010, the independent committee retained Sheppard, Mullin, Richter & Hampton LLP (“Sheppard Mullin”) to serve as its independent U.S. legal counsel, and on the same day, the independent committee retained Thorp Alberga to serve as its independent Cayman Islands legal counsel.

On May 7, 2010, the independent committee met to consider the publicly announced proposal and the potential timeline for a transaction and to evaluate candidates to serve as its financial advisor. Representatives of Sheppard Mullin and Thorp Alberga advised the independent committee of its fiduciary duties. The potential timeline of a going private transaction and consideration of alternative transactions were considered, and a discussion ensued. After a full discussion, the independent committee resolved to further consider its options at a future meeting. The independent committee also instructed and authorized representatives of Sheppard Mullin to prepare a form of confidentiality and non-disclosure agreement to be entered into by any third parties interested in pursuing a transaction involving the Company.

On May 12, 2010, the board of directors, acting on the recommendation of the compensation committee, resolved that, in anticipation of the workload anticipated in evaluating the proposal, as well as exploring other strategic and financial alternatives, the independent committee members each be paid compensation of $10,000 per month, starting from May 2010.

On May 13, 2010, the independent committee met to further consider the publicly announced going private transaction proposal, the selection of a financial advisor and other matters. Representatives of Sheppard Mullin and Thorp Alberga led a discussion with the independent committee regarding its fiduciary duties. The independent committee considered the candidates for financial advisor, the experience of each potential financial advisor in the context of the transaction being considered, the previous relationships that each potential financial advisor had with the Company and their relevant qualifications. Following a thorough discussion, the independent committee determined to retain Morgan Stanley as its financial advisor, subject to the execution of a mutually acceptable engagement letter.

During the May 13, 2010 meeting, the independent committee also discussed the possible sale of certain of the Company’s non-core assets, which, among other things, would allow the Company to focus on its core business in the competitive traditional Chinese medicine market. The independent committee instructed and authorized representatives of Sheppard Mullin to request additional information regarding the proposed sale from the Company’s management to be discussed at the next independent committee meeting.

Following this meeting, representatives of Sheppard Mullin obtained additional information consisting of a brief description and the book value of the non-core assets proposed to be sold from the Company’s management and provided such information to the independent committee.

On May 21, 2010, representatives of Baker & McKenzie met with representatives of Hanmax and Fosun to discuss the terms of the merger agreement and preparation of the Schedule 13E-3.

On May 25, 2010, in light of the additional information received from the Company’s management described above, the independent committee met to further discuss the possible sale of certain of the Company’s non-core assets, which was intended to allow the Company to focus on its core business in the competitive traditional Chinese medicine market. Representatives of Sheppard Mullin and Thorp Alberga led a discussion with the independent committee regarding its fiduciary duties in connection with such possible sale. The independent committee considered that the non-core assets proposed to be sold related principally to land and facilities left idle, as well as distribution and lower margin retail businesses that were not directly related to traditional Chinese medicine. The independent committee considered the potential impact that any such sale might have on the potential transaction with Hanmax, Fosun and Mr. Xiaochun Wang. The independent committee decided to meet with representatives of Morgan Stanley to obtain its view regarding the potential impact of a sale of non-core assets on the publicly announced proposal and alternatives thereto. Following a thorough discussion of the terms of such a sale and the reasons therefor, subject to discussing the matter with representatives of Morgan Stanley, the independent committee unanimously resolved to authorize additional discussions with third parties regarding a possible sale of non-core assets assuming that the assets proposed to be sold could raise an amount of cash reasonably related to their then-current book value.

During the meeting, the independent committee also approved the final terms of the confidentiality agreement with Hanmax and Fosun and the final terms of the engagement letter and confidentiality agreement with Morgan Stanley. The independent committee instructed and authorized representatives of Sheppard Mullin to further negotiate and finalize such agreements.

On May 26, 2010, the independent committee entered into the engagement letter and the confidentiality agreement with Morgan Stanley. On the same day, the independent committee entered into a confidentiality agreement with Hanmax and Fosun.

Following the execution of the confidentiality agreement with Hanmax and Fosun, the Company began making information available to Hanmax and Fosun in response to their due diligence request list.

On May 28, 2010, the independent committee met to discuss the possible sale of certain of the Company’s non-core assets. Representatives of Sheppard Mullin and Thorp Alberga led a discussion with the independent committee regarding its fiduciary duties. Representatives of Morgan Stanley commented that most of the assets proposed to be disposed of were not core to the delivery of traditional Chinese medicines and Morgan Stanley needed to conduct further diligence to understand the materiality of a disposal of such assets on the Company. After that, the independent committee instructed and authorized the Company’s management to assist Morgan Stanley with its due diligence. Subsequent thereto, in the second quarter of 2010, the Company’s management provided certain financial projections to Morgan Stanley for the years 2010 through 2014 before the proposed disposal of the non-core assets and post-disposal of the non-core assets. See “Special Factors — Certain Financial Projections” below.

During the May 28, 2010 meeting, the independent committee also reviewed the terms of the publicly announced April 1 Commitment Letter. Under its terms, the April 1 Commitment Letter terminated on April 30, 2010. The independent committee instructed its advisors to seek further information about the status of the proposed financing arrangements for the proposed going private transaction since the April 1 Commitment Letter had already expired.

During the May 28, 2010 meeting, the independent committee also discussed the status of the publicly announced proposal and strategic and financial alternatives available to the Company. Members of the independent committee noted the premium of the publicly announced offer over the prevailing market price for Tongjitang ADSs on the New York Stock Exchange and the challenges with Tongjitang remaining a public company and with strategic alternatives to the publicly announced offer given that it was extended by shareholders constituting 82.7% of the Company’s capital. The independent committee reviewed and discussed with representatives of Morgan Stanley the proposed process to conduct a market check of the publicly announced proposal and the types of potential strategic and financial buyers to approach. Following a thorough discussion, the independent committee instructed and authorized representatives of Morgan Stanley to examine strategic alternatives available to the Company principally by approaching other potential strategic and financial buyers of the Company and inviting them to submit indications of interest in the Company.

On June 2, 2010, Baker & McKenzie, on behalf of Hanmax and Fosun, provided representatives of Sheppard Mullin with a draft of a proposed agreement and plan of merger pursuant to which the proposed transaction by which Hanmax and Fosun would acquire the Company’s Shares and ADSs would be consummated. That same day, representatives of Sheppard Mullin provided a draft of the merger agreement to the independent committee.

Following the expiration of the April 1 Commitment Letter, o n June 4, 2010, Hanmax received a new commitment letter issued by CITIC, or the June 4 Commitment Letter, for a term loan facility up to $25,000,000 to fund the proposed purchase of the Company’s Shares and ADSs other than those owned by Hanmax, Fosun and their respective subsidiaries, subject to certain terms to be agreed to by the parties, including execution of mutually acceptable definitive documents for the loan facility, there being no adverse change in the status of financial condition of Hanmax, the accuracy and completeness of all representations and information provided by Hanmax to CITIC and the payment of all sums payable by Hanmax under the term loan facility. Because Hanmax and CITIC expected to enter into a definitive credit facility agreement by

June 24, 2010, the June 4 Commitment Letter provided that it would expire upon the earlier to occur of the execution of a definitive credit facility agreement and June 24, 2010. As Hanmax and CITIC failed to enter into such a definitive credit facility agreement by June 24, 2010, the June 4 Commitment Letter expired on June 24, 2010 under its terms.

During the week of June 14, 2010, representatives of Morgan Stanley, on behalf of the independent committee and with its authorization, began soliciting indications of interest from potential strategic and financial acquirers to gauge third party interest in a transaction with the Company. Morgan Stanley identified 12 prospective buyers, including five prospective financial buyers and seven prospective strategic buyers. The five prospective financial buyers were selected because of their investment experience in the Chinese healthcare industry and, in some cases, in businesses similar to the Company, the equity believed to be available in their funds and industry expertise within each such firm. The seven prospective strategic buyers were selected because they were pharmaceutical companies active within the traditional Chinese medicine industry or interested in entering the traditional Chinese medicine industry and had the financial wherewithal to complete such a transaction. These potential buyers were discussed with the independent committee. Morgan Stanley, on behalf of the Company and the independent committee, approached these prospective buyers and conducted meetings or telephone calls with them. Morgan Stanley also prepared a written document with basic public information about the Company and provided this document to the prospective buyers or shared the information in the document through verbal discussions with them.

On June 17, 2010, the independent committee met to review the status of the publicly announced offer and strategic and financial alternatives thereto. Representatives of Sheppard Mullin and Thorp Alberga led a discussion with the independent committee regarding its fiduciary duties and the draft merger agreement that had been provided by Baker & McKenzie. Representatives of Sheppard Mullin and Thorp Alberga described the conditions to closing and risk allocation in the transaction proposed by the Buyer Parties in their draft merger agreement, and led a discussion regarding alternative provisions that could reduce the risk that a transaction, once announced, failed to close, the allocation of risk of any such failure to close, particularly as a result of lack of available funds to Hanmax, as well as other provisions found in analogous precedent going private transactions. Questions were asked and a thorough discussion ensued regarding the appropriate conditions to closing any transaction and the allocation of risk of any such failure to close in various circumstances, as well as other strategies to increase the likelihood of closing and shift the risk of failure to close to the Buyer Parties. The independent committee instructed and authorized Sheppard Mullin to prepare a revised draft of the merger agreement consistent with this discussion and deliver it to Baker & McKenzie and to negotiate the terms of the merger agreement. Following the meeting, on behalf of the independent committee, representatives of Sheppard Mullin provided the revised draft of the merger agreement to representatives of Baker & McKenzie.

On June 28, 2010, Baker & McKenzie, on behalf of Hanmax and Fosun, provided a revised draft of the proposed merger agreement to representatives of Sheppard Mullin which reflected revised terms proposed by Hanmax and Fosun.

On July 16, 2010, representatives of Sheppard Mullin, Thorp Alberga, Baker & McKenzie and Conyers Dill & Pearman met by conference call to discuss the terms of the draft merger agreement, the status of financing and the allocation of risk of failure to close either the merger or the financing.

On July 21, 2010, the independent committee met to review the status of the publicly announced proposal and strategic and financial alternatives thereto. Representatives of Sheppard Mullin and Thorp Alberga led a discussion with the independent committee regarding its fiduciary duties and the status of the revised draft merger agreement that had been provided by Baker & McKenzie. Representatives of Sheppard Mullin and Thorp Alberga described the continued open points in the Buyer Parties’ revised draft merger agreement, focusing on the conditions to closing and related risk allocation in the event of a failure to close, particularly as a result of lack of available funds to Hanmax. The independent committee noted that the June 4 Commitment Letter had expired, and discussed the Buyer Parties’ continued request that their obligation to close the transaction be conditioned on the availability of third party financing. Following a thorough discussion of the proposed terms of the merger agreement, the independent committee instructed and authorized its legal advisors to continue to negotiate the terms of the merger agreement. The independent committee also discussed and reviewed the proposed terms of the financing that Hanmax was seeking to obtain to fund the proposed purchase of the Shares and ADSs not owned by Hanmax, Fosun and their respective subsidiaries.

During the July 21, 2010 meeting, representatives of Morgan Stanley reviewed and discussed with the independent committee the status of its efforts to explore strategic and financial alternatives to the publicly announced offer. It was reported that a prospective buyer expressed an interest in receiving more information about the Company and that Morgan Stanley had prepared an information package based on publicly available information about the Company and shared it with that prospective buyer. Another prospective buyer, “Company A”, requested a confidentiality agreement for purposes of receiving confidential information regarding the Company. The Company made available a confidentiality agreement to Company A. Subsequent to providing written comments to the confidentiality agreement, Company A withdrew its interest in pursuing a transaction involving the Company. The stated reason given by Company A to Morgan Stanley for withdrawing its interest in pursuing a transaction was a lack of sufficient internal resources to evaluate such a transaction. All of the other parties contacted by Morgan Stanley declined to participate further in an evaluation of the Company or otherwise pursue a transaction with the Company. The independent committee discussed the publicly announced offer price from the Buyer Parties in light of its premium over prevailing market prices for Tongjitang’s ADSs on the NYSE, and the risk that the Buyer Parties may withdraw their offer. As a result, in the absence of other strategic or financial buyers proposing a price greater than the publicly announced offer price, the independent committee elected to negotiate for increased certainty to close rather than an increase to the publicly announced offer price.

Following the July 21, 2010 meeting of the independent committee, representatives of Sheppard Mullin and Thorp Alberga revised the draft merger agreement and delivered a revised draft to Baker & McKenzie.

On July 22, 2010, a draft facility agreement for debt financing to be provided by CITIC to the Company was provided to representatives of the independent committee.

Following the expiration of the June 4 Commitment Letter, on July 30, 2010, Hanmax received a new commitment letter issued by CITIC, or the July 30 Commitment Letter, for a term loan facility up to $25,000,000 to fund the proposed purchase of the Shares and ADSs of the Company not owned by Hanmax, Fosun and their respective subsidiaries, subject to certain terms to be agreed to by the parties, including (a) execution of mutually acceptable definitive documents for the facility, (b) CITIC having received all necessary internal credit committee approvals in relation to the commitment letter and the proposed purchase of the Shares and ADS of the Company not owned by Hanmax, Fosun and their respective subsidiaries, (c) the accuracy and completeness of all representations and information provided by Hanmax to CITIC and the compliance of Hanmax with the terms of the commitment letter, (d) satisfaction of the conditions precedent specified in the mutually acceptable definitive documents for the loan facility, and (e) in the opinion of CITIC, there being no material adverse change in the status or financial condition of Hanmax and its subsidiaries, or the international or domestic capital markets or economic and sociopolitical situation in the People’s Republic of China, Hong Kong or other jurisdictions where Hanmax and its subsidiaries and/or their principal assets are located. As Hanmax and CITIC expected to enter into a definitive credit facility agreement by September 24, 2010, the July 30 Commitment Letter provided that it would expire upon the earlier to occur of execution of a definitive credit facility agreement and September 24, 2010.

During August and September 2010, Hanmax and CITIC negotiated the terms of the loan facility agreement and provided updated drafts to representatives of Sheppard Mullin, which were then provided to the independent committee at various times during these months. During those negotiations, representatives of Sheppard Mullin provided comments on the draft facility agreement and held several conference calls with representatives of Baker & McKenzie as well as Hogan Lovells, counsel to CITIC on the facility agreement for the debt financing, with a focus on the conditions to closing.

On August 27, 2010, the independent committee met to review the status of the publicly announced proposal and strategic and financial alternatives thereto. Representatives of Sheppard Mullin and Thorp Alberga led a discussion with the independent committee regarding its fiduciary duties. Representatives of Morgan Stanley provided an update on strategic and financial alternatives. None of the potential strategic or financial acquirers previously solicited indicated any interest in pursuing a transaction with the Company.

During the weeks of September 6 and September 13, 2010, representatives of Sheppard Mullin, Baker & McKenzie and CITIC and its legal counsel negotiated and discussed the proposed terms of the loan facility agreement. The substance of these negotiations were in respect of the conditions to closing and the consequences of any failure thereof.

On September 2, 2010, Baker & McKenzie, on behalf of Hanmax and Fosun, provided a revised draft of the proposed Merger Agreement to representatives of Sheppard Mullin which reflected revised terms proposed by Hanmax and Fosun.

On September 3, 2010, the independent committee met to review the status of Hanmax and Fosun’s proposal and strategic and financial alternatives thereto. Representatives of Sheppard Mullin and Thorp Alberga led a discussion with the independent committee regarding its fiduciary duties. Representatives of Sheppard Mullin reviewed and discussed the revised proposed terms of the merger agreement with the independent committee, and summarized the open points between the independent committee’s previous draft and Baker & McKenzie’s latest draft, with a focus on the conditions to closing and the allocation of risk in case of a failure thereof. Following a thorough discussion of the proposed terms of the merger agreement, the independent committee instructed and authorized its legal advisors to continue to negotiate the terms of the merger agreement.

On September 10, 2010, the independent committee met to discuss and review the proposed sale of certain of the Company’s non-core assets in light of the publicly announced going private transaction proposal and potential strategic and financial alternatives thereto. Questions were asked and a thorough discussion ensued. The independent committee instructed representatives of Sheppard Mullin to confirm that none of the proposed purchasers of the non-core assets were affiliated with the Company or any of the Buyer Parties. The independent committee also discussed the potential effect of the announced resignation of Mr. Charles Wang, the Company’s Chief Financial Officer, on the proposed going private transaction.

On September 20, 2010, the independent committee met again to further discuss and review the proposed sale of certain of the Company’s non-core assets. Representatives of Sheppard Mullin and Thorp Alberga led a discussion with the independent committee regarding its fiduciary duties. Representatives of Sheppard Mullin informed members of the independent committee that management of the Company and the Buyer Parties had each represented that none of the proposed purchasers of the non-core assets were affiliated with either the Company or any of the Buyer Parties. Representatives of Morgan Stanley discussed with the independent committee the approach that Morgan Stanley would take to value the Company in light of the proposed sale of the non-core assets. The independent committee resolved to approve the sale of certain non-core assets, subject to negotiation of a definitive agreement in acceptable form. Representatives of Sheppard Mullin provided a brief update on the status of the negotiations with the Buyer Parties regarding its publicly announced offer, and representatives of Morgan Stanley confirmed that they had not received any indications of interest from any other potential strategic or financial buyer for an alternative transaction.

On September 20, 2010, our board of directors, with the independent committee’s support, approved the proposed sale of certain of the Company’s non-core assets for a sale price of RMB 259.3 million (approximately $40 million), along with the release of an obligation to guarantee bank loans of approximately RMB105.0 million related to such non-core assets.

On September 21, 2010, to effect the sale of certain of the Company’s non-core assets, Unisources entered into the Share Transfer Agreement with Guizhou Huixian to agree to sell 100% of the equity interest in Guizhou Tongjitang Asset Management, which holds Tongjitang Distribution, Guizhou Tongjitang Pharmacy and a 95% equity interest in Gui Liquor, for a total cash consideration of RMB 259.3 million, and the release of an obligation to guarantee Gui Liquor’s bank loans of approximately RMB 105.0 million. The Company publicly announced this sale on September 28, 2010.

As discussed above, on October 11, 2010, Unisources and Guizhou Huixian entered into the Supplementary Agreement.

On September 24, 2010, Hanmax entered into the Facility Agreement with CITIC, as arranger, lender, agent, and security trustee. Under the terms of the Facility Agreement, CITIC agreed to make available to Hanmax a term loan facility of up to $25,000,000 to fund the proposed purchase of the Shares and ADSs not owned by Hanmax, Fosun and their respective subsidiaries. The loans under the Facility Agreement will be made subject to the satisfaction of certain conditions precedent, including entry into the definitive agreements effecting the proposed acquisition of the Shares and ADSs not owned by Hanmax, Fosun and their respective subsidiaries, completion of the corporate and regulatory filings related thereto, and documentary evidence of the foregoing having been provided to CITIC as agent.

On October 1, 2010, the independent committee met and reviewed and discussed the final terms of the Facility Agreement as entered into and the status of negotiations of the proposed merger agreement.

On October 8, 2010, the independent committee met and reviewed and discussed the status of negotiations of the proposed Merger Agreement and reviewed the status of the publicly announced merger proposal and the strategic and financial alternatives thereto. Representatives of Morgan Stanley confirmed that they had not received any indications of interest from any other potential strategic or financial buyer for an alternative transaction. Representatives of Sheppard Mullin and Thorp Alberga led a discussion with the independent committee regarding its fiduciary duties. Representatives of Morgan Stanley reviewed and discussed Morgan Stanley’s preliminary financial analysis regarding the Company and the transaction proposed by Hanmax and Fosun to acquire the Shares and ADSs, other than the Shares and ADSs owned by Hanmax, Fosun and their respective subsidiaries, at a purchase price of $1.125 per share (or $4.50 per ADS). The members of the independent committee discussed and asked questions regarding the information and analyses reviewed by representatives of Morgan Stanley. Members of the independent committee determined that Morgan Stanley’s preliminary financial analysis required modification and requested that Morgan Stanley distribute a revised preliminary financial analysis with replacement pages, and resolved to review the preliminary financial analysis in greater detail and meet again.

On October 12, 2010, the independent committee met again to review and discuss with representatives of Morgan Stanley the revised version of the preliminary financial analysis of Morgan Stanley regarding the Company and the transaction proposed by Hanmax and Fosun to acquire the Shares and ADSs, other than the Shares and ADSs owned by Hanmax, Fosun and their subsidiaries, at a purchase price of $1.125 per share (or $4.50 per ADS). The members of the independent committee discussed and asked questions regarding the information and analyses reviewed by representatives of Morgan Stanley.

During the weeks of October 11 and October 18, 2010, the independent committee’s legal advisors and legal advisors to Hanmax and Fosun continued to negotiate the terms of the proposed merger agreement.

On October 22, 2010, the independent committee met and reviewed and discussed the status of the negotiations of the terms of the proposed merger agreement and strategic and financial alternatives thereto. Representatives of Sheppard Mullin and Thorp Alberga led a discussion with the independent committee regarding its fiduciary duties. Representatives of Morgan Stanley confirmed that they had not received any indications of interest from any other potential strategic or financial buyer for an alternative transaction. The independent committee reviewed again the publicly announced offer price from the Buyer Parties in light of its premium over prevailing market prices for Tongjitang’s ADSs on the NYSE, and the risk that the Buyer Parties would withdraw their offer. Given the absence of other potential strategic or financial buyers proposing a price greater than the publicly announced offer price, the independent committee elected not to negotiate for an increase to the publicly announced offer price. During this meeting, the independent committee instructed and authorized representatives of Sheppard Mullin to continue to negotiate the terms of the proposed Merger Agreement with Baker & McKenzie.

During the week of October 25, 2010, the independent committee’s legal advisors and legal advisors to Hanmax and Fosun continued to negotiate the terms of the proposed merger agreement.

On October 29, 2010, the independent committee met and reviewed and discussed the proposed terms of the Merger Agreement. Representatives of Sheppard Mullin and Thorp Alberga led a discussion with the independent committee regarding its fiduciary duties. At this meeting, representatives of Morgan Stanley reviewed Morgan Stanley’s financial analyses with respect to the Company and the transaction proposed by Hanmax and Fosun to acquire the Shares and ADSs, other than the Shares and ADSs owned by Hanmax, Fosun and their respective subsidiaries, at a purchase price of $1.125 per share (or $4.50 per ADS). At the request of the independent committee, representatives of Morgan Stanley then rendered Morgan Stanley’s oral opinion (which was subsequently confirmed in writing by delivery of its written opinion dated the same date) to the effect that, as of October 29, 2010, and based upon and subject to the factors, limitations and assumptions set forth in its written opinion, the $1.125 per Share merger consideration to be received by holders of Shares of the Company and the $4.50 per ADS merger consideration to be received by the holders of the ADSs was fair, from a financial point of view, to the holders of such Shares and ADSs (other than Shares and ADSs held by Hanmax, Fosun and their respective subsidiaries). The full text of the written opinion of Morgan Stanley delivered on October 29, 2010 is attached as Annex B to this proxy statement.

In addition to the final presentation made to the independent committee on October 29, 2010 which is described below, Morgan Stanley also gave presentations to the independent committee during meetings held on October 8, 2010 and October 12, 2010. None of these other presentations by Morgan Stanley, alone or together, constitute an opinion of Morgan Stanley with respect to the fairness, from a financial point of view, of the $1.125 per Share merger consideration to be received by holders of Shares and the $4.50 per ADS merger consideration to be received by the holders of the ADSs (other than Shares and ADSs held by Hanmax, Fosun and their respective affiliates).

The methodologies and financial analyses conducted by Morgan Stanley throughout its engagement as financial advisor to the independent committee were substantially similar to the analyses contained in the final presentation given to the independent committee on October 29, 2010. However, the financial analyses contained in the other presentations used a different price per Share and ADS, which was based on the trading price available as of such date. The other presentations were in each case preliminary and were superseded by the presentation that Morgan Stanley made to the independent committee on October 29, 2010, which is attached as Exhibit (c)(3) to the Transaction Statement on Schedule 13E-3 filed with the SEC.

Following a thorough discussion of the proposed terms of the Merger Agreement, as well as the financial presentation provided by representatives of Morgan Stanley and its financial opinion related thereto, the independent committee unanimously resolved to recommend that our board of directors approve and adopt the proposed Merger Agreement and the transactions contemplated thereby.

On that same day, based upon the recommendation of the independent committee, our board of directors adopted resolutions adopting and approving the terms of the Merger Agreement and the transactions contemplated thereby, and resolutions recommending that the Company’s shareholders vote to approve the terms of the Merger Agreement. See “Special Factors — Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors” below for a description of the resolutions of our board of directors at this meeting.

Later that day, the Company, Hanmax, Fosun and Merger Sub executed the Merger Agreement.

On November 1, 2010, the Company issued a press release announcing the execution of the Merger Agreement.

As discussed above, on January 25, 2011, Unisources and Guizhou Huixian entered into an agreement, pursuant to which Guizhou Huixian agreed to pay Unisources additional consideration of RMB46 million for the acquisition of the Company’s non-core assets. Such amount will be used to pay off the loan in the amount of RMB46 million that Guiyang Industrial Investment (Group) Co., Ltd. (“Industrial Investment”) extended to Tongjitang Pharmaceutical, a subsidiary of Unisources, in late 2009 to finance the acquisition of Gui Liquor. Industrial Investment was originally planning to convert the loan into an equity interest in Gui Liquor after the sale of Gui Liquor to Guizhou Huixian, but the parties failed to reach an agreement on the terms of such conversion.

On January 27, 2011, the Company’s board of directors, acting on the recommendation of the compensation committee of the Company, resolved that cash consideration of $50,000 be awarded to each of the independent committee members upon the closing of the Merger in lieu of the issuance of restricted shares granted to each of the independent committee members under the Company’s 2006 Share Incentive Plan by the Company’s board of directors on November 17, 2009; provided that, if the closing of the Merger does not occur, such grants of restricted shares to the independent committee members will remain valid, conclusive, binding on and enforceable against the Company.

Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors

Our board of directors, acting upon the recommendation of the independent committee, which independent committee acted with the advice and assistance of our management (other than Mr. Xiaochun Wang, chairman of our board of directors and chief executive officer), and its financial and legal advisors, evaluated the proposed merger, including the terms and conditions of the Merger Agreement.

At a meeting on October 29, 2010, the independent committee recommended that our board of directors adopt resolutions that:

•	approve and declare advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the merger;
•	determine that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the merger, are substantively and procedurally fair to and in the best interests of the Company and our unaffiliated shareholders (by which we mean, for purposes of this determination, our shareholders other than the Hanmax, Fosun and their respective subsidiaries); and
•	recommend that our shareholders approve the merger and approve and adopt the Merger Agreement and the other transactions contemplated thereby.

Also on October 29, 2010, our board of directors unanimously approved the resolutions recommended by the independent committee.

In the course of reaching their respective determinations, the independent committee and our board of directors considered the following substantive factors and potential benefits of the merger, each of which the independent committee and our board of directors believed supported their respective decisions, but which are not listed in any relative order of importance:

•	our board of directors’ knowledge of our business, financial condition, results of operations, prospects and competitive position and its belief that the merger is more favorable to our shareholders than any other alternative reasonably available to the Company and our shareholders and ADS holders, including the alternative of remaining an independent publicly-traded company;
•	our board of directors’ recognition of the challenges to our efforts to increase shareholder value as an independent publicly-traded company, including competition from companies with substantially greater resources than we currently have;
•	global economic conditions and the potential effects on our financial condition;
•	estimated forecasts of our future financial performance prepared by our management, together with our management’s view of our financial condition, results of operations, business, prospects and competitive position;
•	the limited trading volume of our ADSs on the NYSE;
•	the consideration to be received by our unaffiliated shareholders and ADS holders in the merger and a comparison of similar merger transactions;
•	a negotiation process during which 12 prospective buyers, including five prospective financial buyers and seven prospective strategic buyers, were approached on behalf of the Company and the independent committee by Morgan Stanley but decided not to pursue any transaction involving the Company;
•	the due diligence performed by the independent committee, and reported to our board of directors, with respect to the financing commitment obtained by Hanmax for the transaction and the ability of Hanmax and Fosun to consummate the transaction assuming the availability of such financing;
•	the obligation of Hanmax under the Merger Agreement to use its commercially reasonable efforts to obtain the committed financing, or in the event such financing is not available, to seek alternative financing, and to pay us a termination fee of $2.0 million plus all of our out-of-pocket costs and expenses incurred in connection with the merger if it uses such commercially reasonable efforts but is unable to obtain the financing;

•	the extensive negotiations on the terms of the Merger Agreement between the independent committee and its advisors, on the one hand, and Hanmax and Fosun and its advisors, on the other hand, which took place over a five month period;
•	the belief of the independent committee that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable;
•	the restrictive definition of “material adverse effect” contained in the Merger Agreement, which in the view of the independent committee and our board of directors substantially reduces the probability that Hanmax and/or Fosun could terminate the Merger Agreement due to events outside our control without payment of a termination fee;
•	the all-cash merger consideration, which will allow our unaffiliated shareholders and ADS holders to immediately realize liquidity for their investment and provide then with certainty of the value of their Shares and ADSs;
•	the current and historical market prices of our ADSs, including the fact that the merger consideration offered to our unaffiliated shareholders and ADS holders represents a 19.1% premium to the closing price of our ADSs on April 7, 2010, the trading day immediately prior to the public announcment of the going private transaction proposal of Hanmax and Fosun. The fact that the $4.50 per ADS merger consideration to be paid to unaffiliated shareholders and ADS holders in the merger also represents a (i) 13.6% premium over the closing price of $3.96 per ADS on October 28, 2010, the day immediately before the Merger Agreement was signed, (ii) 14.8% premium over the volume weighted average closing price of $3.92 per ADS during the month before the Merger Agreement was signed, and (iii) 20.9% premium over the average closing prices for the ADSs from the date of our quarterly earnings release on March 31, 2010 to April 7, 2010;
•	following its formation, the independent committee’s independent control of the sale process with the advice and assistance of Morgan Stanley as its financial advisor and Sheppard Mullin and Thorp Alberga as its United States and Cayman Islands law counsel, respectively, each reporting solely to the independent committee;
•	our ability, subject to compliance with the terms and conditions of the Merger Agreement, to terminate the Merger Agreement prior to the completion of the merger in order to accept an alternative transaction proposed by a third party that is a “superior proposal” (as defined in the Merger Agreement and further explained under “Merger Agreement — No Solicitation of Company Acquisition Proposals; No Adverse Recommendation Change” below), upon the payment to Hanmax and Fosun of an aggregate $2.5 million termination fee; and
•	consideration of the merger consideration offered to unaffiliated shareholders and ADS holders both Pre-Disposal Non Core Assets and Post-Disposal Non Core Assets, and review and discussion with Morgan Stanley of certain financial metrics provided by the Company’s management relevant to the independent committee’s consideration of the value offered to shareholders and ADS holders considering the sale of the non-core assets that the independent committee approved during the course of the merger negotiations;
•	the financial analysis reviewed and discussed with the independent committee by representatives of Morgan Stanley, as well as the oral opinion of Morgan Stanley to the independent committee on October 29, 2010 (which was subsequently confirmed in writing by delivery of Morgan Stanley’s written opinion dated the same date), with respect to the fairness, from a financial point of view, of the consideration to be received by the unaffiliated holders of Shares and ADSs in the merger pursuant to the Merger Agreement.

In addition, the independent committee and our board of directors believed that sufficient procedural safeguards were and are present to ensure that the merger is procedurally fair to our unaffiliated holders of Shares and ADSs and to permit the independent committee, acting on behalf of our board of directors, to represent effectively the interests of such unaffiliated holders of Shares and ADSs. These procedural safeguards, which are not listed in any relative order of importance, are discussed below:

•	in considering the transaction with Hanmax and Fosun, the independent committee acted to represent solely the interests of the unaffiliated holders of Shares and ADSs, and the independent committee had independent control of the extensive negotiations with Hanmax and Fosun’s legal advisors on behalf of such unaffiliated holders of Shares and ADSs;
•	all of the directors serving on the independent committee during the entire process are independent directors and free from any affiliation with Hanmax, Fosun, Mr. Xiaochun Wang or Merger Sub. In addition, none of such directors is or ever was an employee of the Company or any of its subsidiaries or affiliates and none has any financial interest in the merger that is different from that of the unaffiliated shareholders and ADS holders;
•	none of our directors (other than Mr. Xiaochun Wang) is affiliated with Hanmax, Fosun, Mr. Xiaochun Wang or Merger Sub;
•	the independent committee met regularly over more than seven months to discuss the Company’s strategic alternatives and to consider and review the proposed merger;
•	the independent committee was assisted in negotiations with Hanmax and Fosun and in its evaluation of the proposed merger by Morgan Stanley, its financial advisor, and Sheppard Mullin and Thorp Alberga, its United States and Cayman Islands legal counsel, respectively, each of which has extensive experience providing advice and assistance in connection with transactions similar to the proposed merger;
•	neither Sheppard Mullin nor Thorp Alberga previously represented the Company before being engaged on May 3, 2010 and neither of them have ever represented Hanmax, Fosun or Mr. Xiaochun Wang;
•	the independent committee had full control over the process of considering strategic alternatives for the Company from April 12, 2010, the date the committee was established, and no transaction from that date forward was considered by our board of directors for approval unless the independent committee had recommended to our board of directors the approval of such transaction;
•	the terms and conditions of the Merger Agreement were the product of extensive negotiations between the independent committee and its advisors, on the one hand, and Hanmax and Fosun and their advisors, on the other hand;
•	the independent committee, with the assistance of Morgan Stanley, Sheppard Mullin and Thorp Alberga, had the authority to reject the terms of any strategic transaction, including the proposed merger;
•	the recognition by the independent committee and our board of directors that it had no obligation to recommend the approval of the merger proposal from Hanmax and Fosun or any other transaction;
•	the recognition by the independent committee and our board of directors that, under the terms of the Merger Agreement, it has the ability to consider any acquisition proposal reasonably likely to lead to a superior proposal until the date our shareholders vote upon and adopt the Merger Agreement;
•	the ability of the Company to terminate the Merger Agreement upon acceptance of a superior proposal; and
•	the availability of appraisal rights to the unaffiliated shareholders (and any ADS holder who elects to first exchange his or her ADSs for the underlying Shares) who comply with all of the required procedures under Cayman Islands law for exercising dissenters’ and appraisal rights, which allow such holders to seek appraisal of the fair value of their Shares as determined by the Grand Court of the Cayman Islands.

In light of the procedural safeguards described above, the independent committee did not consider it necessary to retain an unaffiliated representative to act solely on behalf of our unaffiliated shareholders and ADS holders for purposes of negotiating the terms of the Merger Agreement or preparing a report concerning the fairness of the Merger Agreement and the merger, or to require a separate affirmative vote of a majority of our unaffiliated shareholders and ADS holders. The independent committee also took into account advice it received that Cayman Islands law does not require any such separate affirmative vote.

The independent committee and board of directors also considered a variety of potentially negative factors discussed below concerning the Merger Agreement and the merger, which are not listed in any relative order of importance:

•	the possibility that the merger might not be consummated and the negative impact of a public announcement of the merger on our sales and operating results and our ability to attract and retain key management, marketing and technical personnel;
•	the taxability of an all cash transaction to our unaffiliated shareholders and ADS holders for U.S. federal income tax purposes;
•	the possibility that Hanmax and Fosun may be unable or unwilling to complete the merger, including if Hanmax is unable to obtain sufficient financing to complete the merger despite its compliance with its financing obligations set forth in the Merger Agreement;
•	the termination fee of $2.5 million plus all of our out-of-pocket costs and expenses incurred in connection with the merger payable by Hanmax and Fosun, which is the Company’s sole remedy if Hanmax and Fosun do not consummate the merger for any reason other than the unavailability of financing;
•	the lower termination fee of $2.0 million plus all of our out-of-pocket costs and expenses incurred in connection with the merger payable by Hanmax if Hanmax terminates the Merger Agreement because it is unable to obtain sufficient financing to complete the merger despite its compliance with its financing obligations set forth in the Merger Agreement, and the belief of the independent committee and our board of directors that a number of factors outside our control could lead to Hanmax’s inability to obtain financing;
•	the restrictions in the Merger Agreement on the conduct of our business prior to the completion of the merger;
•	the fact that we could be required to pay an aggregate termination fee of $2.5 million to Hanmax and Fosun under certain circumstances if the Merger Agreement is terminated or upon acceptance of a superior proposal, and the possibility that such termination fee could deter third parties from submitting acquisition proposals;
•	the recognition by the independent committee that Hanmax and Fosun’s publicly stated intention not to sell their respective stakes in the Company might have discouraged prospective strategic and financial acquirers from pursuing an alternative transaction with the Company;
•	the recognition by the independent committee that it must submit the Merger Agreement to the vote of our shareholders notwithstanding that our board of directors may change its recommendation that our shareholders vote to adopt the Merger Agreement unless the Merger Agreement is terminated prior to the extraordinary general meeting; and
•	the fact that in March 2008, Mr. Xiaochun Wang and Mr. Yongcun Chen submitted a proposal to acquire all of our outstanding Shares but subsequently withdrew their proposal as they were not able to obtain the necessary financing due to the deterioration of the global credit markets.

The foregoing discussion of information and factors considered by the independent committee and our board of directors is a summary of the material factors considered by the independent committee and our board of directors. In view of the wide variety of factors considered by the independent committee and our board of directors, neither the independent committee nor our board of directors found it practicable to, and neither did, quantify or otherwise assign relative weights to the foregoing factors in reaching its conclusion. In addition, individual members of the independent committee and our board of directors may have given different weights to different factors and may have viewed some factors more positively or negatively than others. The independent committee recommended that our board of directors approve, and our board of directors approved, the Merger Agreement based upon the totality of the information presented to and considered by it.

In the course of reaching its conclusion regarding the fairness of the merger to the unaffiliated shareholders and ADS holders and its decision to approve the merger, the independent committee considered the financial analyses with respect to the Company and the proposed merger reviewed and discussed by Morgan Stanley on October 29, 2010 summarized below under “— Opinion of the Independent Committee’s Financial Advisor,” which, although not a valuation of the Company, the independent committee believed provided useful guidance regarding the going concern value of the Company. In reaching its determination as to the fairness of the transactions contemplated by the Merger Agreement, our board of directors reviewed and considered, among other factors, the views, conclusions and recommendation of the independent committee, the financial analyses of Morgan Stanley described above, and the oral opinion of Morgan Stanley to the independent committee on October 29, 2010 (which was subsequently confirmed in writing by delivery of Morgan Stanley’s written opinion dated the same date attached hereto as Annex B) with respect to the fairness, from a financial point of view, of the consideration to be received by the unaffiliated holders of Shares and ADSs in the merger pursuant to the Merger Agreement. Neither the independent committee nor our board of directors considered the liquidation value of the Company’s assets because it considers the Company to be a viable going concern business where value is derived from cash flows generated from its continuing operations. In addition, the independent committee and board of directors believe that the value of the Company’s assets that might be realized in a liquidation would be significantly less than its going concern value. The independent committee and board of directors believe the analyses and additional factors it reviewed provided an indication of our going concern value. The independent committee and the board of directors also considered the prices we paid for past purchases of our Shares — the $1.125 per Share merger consideration represents a premium of 90.7% and 44.2%, respectively, over the average prices per Share we paid for market purchases made pursuant to our share repurchase program in 2008 and 2009, and a premium of 9.8% over the average price per share we paid for negotiated purchases in September and November 2009, in each case as described under “Transactions in the Shares and ADSs” elsewhere in this proxy statement. The independent committee and board of directors also considered the historical market prices of our ADSs as described on page 29. Neither the independent committee nor our board of directors considered the Company’s net book value, which is defined as total assets minus total liabilities, as a factor. The independent committee and board of directors believes that net book value is not a material indicator of the value of the Company as a going concern. The Company’s net book value per Share as of December 31, 2009 was $1.32 (or $1.12 based on the weighted average number of outstanding Shares during 2009). Net book value does not take into account the future prospects of the Company, market conditions, trends in the industry related to the development, manufacturing and marketing of modernized traditional Chinese medicines or the business risks inherent in competing with larger companies in that industry. As a result of these factors, many companies such as ours have market capitalizations below net book value.

Board of Directors Deliberations

In reaching its determination that the Merger Agreement and the transactions contemplated thereby, including the merger, are fair to the Company and our shareholders and ADS holders and its decision to approve the Merger Agreement and recommend the adoption of the Merger Agreement by our shareholders and ADS holders, our board of directors acted in large part upon the analysis and unanimous recommendation of the independent committee and the procedural and substantive factors described above under the caption “Special Factors — Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors,” and adopted such recommendations and analysis. In particular, for the reasons stated above, the Company's board of directors believes that the Merger Agreement and the transactions contemplated thereby, including the merger, are substantively and procedurally fair to the unaffiliated shareholders and ADS holders of the Company.

Position of the Buyer Filing Persons as to the Fairness of the Proposed Merger

Under SEC rules, the Buyer Filing Persons are deemed to be engaged in a “going private” transaction, which, if consummated, will result in the delisting of the Company’s ADSs from the NYSE and the termination of our SEC reporting obligations. SEC Rule 13e-3 requires the Buyer Filing Persons to provide certain information regarding their position as to the substantive and procedural fairness of the proposed merger to the unaffiliated shareholders. The Buyer Filing Persons are making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the

Exchange Act. The Buyer Filing Persons’ views as to the fairness of the proposed merger should not be construed as a recommendation to any shareholder of Tongjitang as to how that shareholder should vote on the proposal to approve the merger and to approve and adopt the Merger Agreement and other transactions contemplated thereby. The Buyer Filing Persons have interests in the proposed merger that are different from, and in addition to, those of the other shareholders of Tongjitang. These interests are described under “Special Factors — Interests of Certain Persons in the Merger” beginning on page 51.

The Buyer Filing Persons did not undertake a formal evaluation of the fairness of the proposed merger, nor did they engage a financial advisor to perform any valuation analysis for the purposes of assessing the fairness of the proposed merger. No financial advisor provided the Buyer Filing Persons with any analysis or opinion with respect to the fairness of the proposed merger consideration.

The Buyer Filing Persons believe that the proposed merger is substantively fair to the unaffiliated shareholders of Tongjitang based on the following factors:

•	the price per ADS of $4.50 per ADS represents a 19.1% premium over the closing price of the ADSs on the NYSE on April 7, 2010, the day before the Buyer Parties made their offer to the Company’s board of directors, and a 20.9% premium over the average closing prices for the ADSs from the date of Tongjitang’s quarterly earnings release on March 31, 2010 to April 7, 2010;
•	the price per ADS of $4.50 per ADS represents a 22.0% premium to $3.69 and a 16.2% premium to $3.87, which were the average monthly closing prices of Tongjitang’s ADSs for the one-year and two-year period prior to April 7, 2010, respectively;
•	the offered price per Share of $1.125 represents a premium of 90.7% and 44.2%, respectively, over the average price per Share paid by the Company for market purchases made pursuant to its Share repurchase program in 2008 and 2009, and a premium of 9.8% over the average price per Share paid by the Company for negotiated purchases in September and November 2009, in each case as described under “Transactions in the Shares and ADSs.”
•	notwithstanding that the Morgan Stanley fairness opinion was not delivered to the Buyer Filing Persons, the fact that the independent committee received an opinion from Morgan Stanley stating that as of the date of the Merger Agreement, and based upon and subject to the factors, limitations and assumptions set forth in its opinion, the $4.50 per ADS merger consideration and $1.125 per Share merger consideration to be received by the unaffiliated holders of Shares and ADSs in the proposed merger was fair, from a financial point of view, to such holders;
•	the consideration to be paid to Tongjitang’s unaffiliated shareholders and ADS holders in the proposed merger is all cash, thus eliminating any uncertainty in valuing the consideration to be received by such holders; and
•	the proposed merger will provide liquidity for Tongjitang’s unaffiliated shareholders and ADS holders without incurring brokerage and other costs typically associated with market sales.

The Buyer Filing Persons considered the liquidation value of Tongjitang’s assets but did not consider the measure to be relevant to a determination as to the fairness of the merger because the Buyer Filing Persons consider Tongjitang to be a viable going concern and view the trading history of the Shares as an indication of Tongjitang’s going concern value. The Buyer Filing Persons did not consider net book value, which is an accounting concept, as a factor because they believed that net book value is not a material indicator of the value of Tongjitang as a going concern but rather is indicative of historical costs and therefore not a relevant measure in the determination as to the fairness of the merger.

The Buyer Filing Persons are not aware of any firm offers made by any unaffiliated person, other than the Buyer Parties, during the past two years for (a) the merger or consolidation of Tongjitang with or into another company, or vice versa; (b) the sale or other transfer of all or any substantial part of the assets of Tongjitang (except as disclosed herein, see “— Background of the Proposed Merger”); or (c) a purchase of Tongjitang’s securities that would enable the purchaser to exercise control over Tongjitang. In addition, the Buyer Filing Persons relied upon the factors considered by, and the analyses, determinations and conclusions of, the board of directors and independent committee of the Company described in “— Reasons for the Merger and

Recommendation of the Independent Committee and Our Board of Directors” regarding fairness of the merger and adopted such factors, analyses and resulting conclusions as their own.

The Buyer Filing Persons believe that the proposed merger is procedurally fair to Tongjitang’s unaffiliated shareholders based on the following factors:

•	the independent committee, which consists solely of directors unaffiliated with the Buyer Parties, was established and given authority to, among other things, review, evaluate and negotiate the terms of the proposed merger;
•	the independent committee retained and was advised by independent legal counsel and a financial advisor;
•	the Buyer Parties did not participate in or have any influence over the deliberative process of, or the conclusions reached by, the independent committee or the negotiating positions of the independent committee;
•	the merger consideration and other terms and conditions of the Merger Agreement were the result of negotiations over an extended period of time between the Buyer Parties and independent committee and their respective legal advisors and the financial advisor;
•	under the terms of the Merger Agreement, in certain circumstances prior to obtaining shareholder approval of the merger, Tongjitang is permitted to furnish information to and participate in discussions or negotiations with persons making acquisition proposals and the board of directors of Tongjitang is permitted to withdraw or modify its recommendation of the Merger Agreement; see “The Merger Agreement — No Solicitation of Company Acquisition Proposals; No Adverse Recommendation Changes” on page 61; and
•	under the law of the Cayman Islands, shareholders have the right to dissent from the merger and to demand appraisal of the fair value of their Shares by the Grand Court of the Cayman Islands.

Although Cayman Islands law, in light of the appraisal remedy, does not require, and the Merger Agreement is not subject to, approval by a majority of the unaffiliated shareholders and ADS holders, as a result of the procedural safeguards described above, the Buyer Filing Persons concluded that the proposed merger is procedurally fair to the unaffiliated shareholders and ADS holders of Tongjitang.

The Buyer Filing Persons also considered a variety of potentially negative factors concerning the Merger Agreement and merger, which are not listed below in any relative order of importance:

•	the fact that the only remedy of the Company is a termination fee of $2.5 million plus all of the Company’s out-of-pocket costs and expenses incurred in connection with the merger payable by Hanmax and Fosun if the merger is not consummated for any reason other than the unavailability of financing;
•	the fact that the only remedy of the Company is a termination fee of $2.0 million plus all of the Company’s out-of pocket costs and expenses incurred in connection with the merger payable by Hanmax if Hanmax is unable to obtain sufficient financing to complete the merger despite its compliance with its financing obligations set forth in the Merger Agreement;
•	the fact that the Company could be required to pay an aggregate termination fee of $2.5 million to Hanmax and Fosun under certain circumstances if the Merger Agreement is terminated or upon acceptance of a superior proposal by the Company;
•	the fact that the Company’s shareholders other than Hanmax and Fosun will no longer have the opportunity to participate in the Company’s earnings and growth if the merger is consummated;
•	the fact that ADS holders wishing to exercise their appraisal rights must surrender their ADSs to the ADS depositary and pay the ADS depositary’s fees required for such surrender;

•	the possibility that the collective ownership by Hanmax and Fosun of approximately 82.7% of the Company’s outstanding shares, combined with the announcement that Hanmax and Fosun were not interested in disposing of their shares, may have deterred third party offers; and
•	the fact that the merger is not subject to approval by a majority of the Company’s shareholders other than Hanmax and Fosun.

The foregoing is a summary of the information and factors considered and given weight by the Buyer Filing Persons in connection with the fairness of the proposed merger. The Buyer Filing Persons did not find it practicable to assign, and did not assign, relative weights to the individual factors considered in reaching their conclusion as to the fairness of the proposed merger. Rather, their fairness determination was made after consideration of all of the foregoing factors as a whole.

Certain Financial Projections

The Company’s management does not make available to the public full year financial projections. However, in connection with their consideration of the proposed merger, our management provided certain financial projections to the independent committee and Morgan Stanley, which were based on our management’s projection of our future financial performance as of the date they were provided. Morgan Stanley’s financial analysis below contains material portions of these financial projections. These financial projections were prepared by the Company’s management for internal use, and to assist Morgan Stanley with their financial analysis, and were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants regarding forward-looking information or generally accepted accounting principles.

Neither the Company’s independent registered public accounting firm nor any other independent accountants have compiled, examined or performed any procedures with respect to these financial projections, nor have they expressed any opinion or given any form of assurance on the financial projections or their achievability. Furthermore, the financial projections:

•	necessarily make numerous assumptions, many of which are beyond the control of the Company and may not prove to have been, or may no longer be, accurate;
•	do not necessarily reflect revised prospects for the Company’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the financial projections were prepared;
•	are not necessarily indicative of current values or future performance, which may be significantly more favorable or less favorable than as set forth below; and
•	should not be regarded as a representation that they will be achieved.

We believe the assumptions our management used as a basis for the financial projections were reasonable at the time such information was prepared, given the information our management had at the time.

The financial projections are not a guarantee of performance. They involve significant risks, uncertainties and assumptions. The future financial results and shareholder value of the Company may materially differ from those expressed in the financial projections due to factors that are beyond our ability to control or predict. We cannot assure you that the financial projections will be realized or that the future financial results of the Company will not materially vary from the financial projections. We do not intend to update or revise the financial projections.

The financial projections are forward-looking statements. For information on factors which may cause our future financial results to materially vary, see “Cautionary Note Regarding Forward-Looking Statements” on page 16 and the “Risk Factors” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2009, incorporated by reference into this proxy statement.

Tongjitang’s management prepared the projections set forth below during the second quarter of 2010:

5-Year Financial Forecast

Pre-disposal of non-core assets

	Projected 2010	Projected 2011	Projected 2012	Projected 2013	Projected 2014
Net revenues (RMB in millions)	543.0	628.3	760.3	894.8	1,053.9
Net income (RMB in millions)	(2.4)	3.2	16.8	38.1	61.5
Diluted earnings per share (RMB)	(0.023)	0.031	0.161	0.366	0.591

Adjustment to reflect expected disposal of non-core assets

Less portion of net revenues, net income, and diluted earnings per shares, respectively, attributable to the non-core assets:

	Projected 2010	Projected 2011	Projected 2012	Projected 2013	Projected 2014
Net revenues attributable to non-core assets (RMB in millions)	57.1	82.4	126.0	154.5	186.3
Net income attributable to non-core assets (RMB in millions)	2.1	7.7	9.9	17.6	23.9
Diluted earnings per share attributable to non-core assets (RMB)	0.020	0.074	0.095	0.169	0.230

Post-disposal of non-core assets

	Projected 2010	Projected 2011	Projected 2012	Projected 2013	Projected 2014
Net revenues after reflecting disposal of non-core assets (RMB in millions)	485.9	545.9	634.3	740.3	867.6
Net income after reflecting disposal of non-core assets (RMB in millions)	(4.5)	(4.5)	6.9	20.5	37.6
Diluted earnings per share after reflecting disposal of non-core assets (RMB)	(0.043)	(0.043)	0.066	0.197	0.361
Shares used in computation of earnings per share (as of September 30, 2010)

Ordinary shares
— Basic	104,066,526	104,066,526	104,066,526	104,066,526	104,066,526
— Diluted	104,066,526	104,066,526	104,066,526	104,066,526	104,066,526

Net revenue after reflecting disposal of non-core assets, net income after reflecting disposal of non-core assets, and diluted earnings per share after reflecting disposal of non-core assets (collectively, the “Non-GAAP Terms”) are financial measurements used by the Company's management to project future operating performance of the Company. The Non-GAAP Terms are not recognized terms under generally accepted accounting principles and do not purport to be an alternative to net revenues, net income, and diluted earnings per share as an indicator of the Company's projected operating performance.

The Company believes that the Non-GAAP Terms provide investors with a useful supplemental measure of the Company's projected operating performance by excluding the impact of the non-core assets, which the Company expects to have sold by the end of 2011. The net revenue attributable to the non-core assets, net income attributable to the non-core assets, and diluted earnings per share attributable to the non-core assets were excluded because the non-core assets are not expected to contribute to the Company's financial performance following the expected sale thereof prior to the end of 2011.

The Non-GAAP Terms do not have any standardized definition and, therefore, they are unlikely to be comparable to similar measures presented by other reporting companies. The Non-GAAP Terms should not be evaluated in isolation of, or as a substitute for, the Company’s financial results prepared in accordance with United States generally accepted accounting principles. The Company’s usage of the Non-GAAP Terms, and the underlying methodology in excluding the expected impact of the non-core assets, is not necessarily an indication of the results of operations that may be expected in the future. In addition, in the event the closing of the sale of the non-core assets does not occur prior to the end of 2011, as the Company currently anticipates, the non-core assets may have a material impact on the Company's future financial performance.

As set forth in the tables above, the Non-GAAP Terms were computed by subtracting the expected impact of the non-core assets on net revenues, net income, and diluted earnings per share from the pre-disposal of non-core assets GAAP projected net revenues, net income, and diluted earnings per share.

A number of key assumptions were made in preparing the projections, including:

•	that healthcare reform policies in China will be carried out as per the timetable announced by the central government so that we may realize the sales volume anticipated;
•	the absence of harsh price reductions imposed on our main products by government authorities;
•	that the purchase prices of raw materials, particularly barrenwort, the key material for our flagship product, Xianling Gubao, will remain stable and allow us to maintain our gross margin similar to its current level;
•	that accounts receivables days will decrease gradually resulting in an improvement in our operating cash flow; and
•	no significant increase in capital expenditures.

The foregoing assumptions are forward-looking and subject to a number of risks, uncertainties and limitations that could significantly effect our actual future results, including that:

•	The healthcare industry in China is largely driven by government policy and spending. Our business decisions are by and large based on our understanding of and our forecast of government policies in relation to the healthcare industry, which may not come to fruition, and are subject to change.
•	Macro-economic trends, particularly inflation in China, are hard to forecast.
•	The healthcare industry in China is a dynamic market subject to rapid change.

As our business decisions are based on these critical assumptions and are subject to known and unknown risks, uncertainties and limitations, no assurance can be given that our actual results will not significantly underperform the foregoing financial projections.

Opinion of the Independent Committee’s Financial Advisor

The independent committee of the board of directors of the Company retained Morgan Stanley to act as its financial advisor and to provide it with a financial opinion in connection with the merger. Morgan Stanley is an internationally recognized financial services firm that, amongst other things, is regularly engaged in the investment banking business, including the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, private placements and corporate and other purposes. The independent committee selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of the business and affairs of the Company. At the meeting of the independent committee on October 29, 2010, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of October 29, 2010, and based on and subject to the assumptions, qualifications and limitations set forth in the written opinion, the $1.125 per Share merger consideration and $4.50 per ADS merger consideration to be received by the holders of the Shares and the ADSs, as the case may be, pursuant to the Merger Agreement, other than Fosun, Hanmax or any of their respective affiliates, is fair from a financial point of view to such holders.

The full text of Morgan Stanley’s opinion, dated as of October 29, 2010, is attached as Appendix B to this proxy statement. You are encouraged to, and should, read the opinion in its entirety for a discussion of the assumptions made, procedures followed, factors considered and limitations of the review undertaken by Morgan Stanley in rendering such opinion. This summary is qualified in its entirety by reference to the full text of such opinion. Morgan Stanley’s opinion is directed to the independent committee of the board of directors of the Company and addresses only the fairness from a financial point of view of the per Share merger consideration and per ADS merger consideration to be received by the holders of the Shares and the ADSs, as the case may be, other than Fosun, Hanmax or any of their respective affiliates, as of the date of the opinion. Morgan Stanley’s opinion did not in any manner address any other aspects of the merger. Morgan Stanley expressed no opinion or recommendation to the shareholders of the Company as to how to vote at the extraordinary general meeting to be held in connection with the merger. Morgan Stanley has consented to the inclusion and disclosure of its fairness opinion and its financial analyses in this proxy statement and the related Schedule 13E-3 Transaction Statement.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of the Company;
•	reviewed certain internal financial statements and other financial and operating data concerning the Company;
•	reviewed certain financial projections prepared by the management of the Company;
•	discussed the past and current operations and financial condition and prospects of the Company with Mr. Charles Wang and Mr. Justin Chen (the chief financial officer and chief operating officer of the Company, respectively);
•	reviewed the reported prices and trading activity for the ADSs;
•	compared the financial performance of the Company and the prices and trading activity of the ADSs with that of certain other publicly-traded companies comparable with the Company and their securities;
•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;
•	participated in discussions among representatives of the Company, Fosun and Hanmax;
•	reviewed the Merger Agreement, the Term Facility Agreement between Hanmax and certain lending institutions dated September 24, 2010 (the “Facility Agreement”) and certain related documents; and
•	performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to or discussed with Morgan Stanley by the Company, and formed a substantial basis for its opinion. With respect to the financial projections, Morgan Stanley assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, Morgan Stanley assumed that the merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that Fosun and Hanmax will obtain financing for the merger in accordance with the terms set forth in the Facility Agreement. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the merger. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and has considered, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion on the financing of Hanmax in connection with the consummation of the merger. Morgan Stanley also expressed no opinion with respect to the fairness of the amount or nature of any compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of Shares or ADSs in the merger. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was Morgan Stanley furnished with any such appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of the date of its opinion. Events occurring after the date of the opinion may affect the opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm the opinion. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with the preparation of its opinion. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Disposal of Non-Core Assets

Since the transaction for the sale of Guizhou Tongjitang Asset Management is currently pending and is not expected to close until the end of 2011, for the purposes of certain analyses described below, Morgan Stanley considered the financial statistics of the Company before (“Pre-Disposal of Non-Core Assets”) and after (“Post-Disposal of Non-Core Assets”) the sale of 100% of the Company’s equity interest in Guizhou Tongjitang Asset Management.

Historical ADS Price and Volume Performance

Morgan Stanley reviewed the volume weighted average closing prices of the ADSs for various periods up to and including April 7, 2010 (one trading day prior to the date of the written proposal from Fosun and Hanmax to the Company proposing an acquisition of the Company) and up to and including October 27, 2010 (two trading days prior to the announcement of the execution of the merger agreement). Morgan Stanley observed the following:

	ADS Price
	Up to and including April 7, 2010	Up to and including October 27, 2010
As of April 7, 2010	$3.78
As of October 27, 2010		$3.99
One-week volume weighted average	$3.73	$3.97
One-month volume weighted average	$3.69	$3.90
Three-month volume weighted average	$3.69	$3.70
Six-month volume weighted average	$4.02	$3.79
Volume weighted average since March 16, 2007 (date of the Company’s IPO)	$7.66	$7.44

Morgan Stanley noted that the per ADS merger consideration reflected a 19.0% premium to the closing price of $3.78 per ADS as of April 7, 2010, a 21.9% premium to the volume weighted average closing price of $3.69 per ADS for the one-month period prior to and including April 7, 2010, and an 11.8% premium to the volume weighted average closing price of $4.02 per ADS for the 6-month period prior to and including April 7, 2010.

Morgan Stanley reviewed the range of closing prices of the ADSs for various periods up to and including April 7, 2010. Morgan Stanley observed the following:

Period up to and including April 7, 2010	ADS Price Range
One week	$3.65 – $3.78
One month	$3.45 – $3.81
Three months	$3.45 – $3.87

Morgan Stanley also reviewed the trading volumes of the ADSs since the Company’s initial public offering on March 16, 2007, up to and including April 7, 2010 and October 27, 2010. Morgan Stanley observed the following:

ADS Price Range	Trading Volume since March 16, 2007 (date of the Company’s IPO)
	Up to and including April 7, 2010	Up to and including October 27, 2010
$1.50 – $3.00	14.0%	13.1%
$3.01 – $4.50	19.2%	23.9%
$4.51 – $6.00	0.7%	0.7%
$6.01 – $7.50	2.1%	2.0%
$7.51 – $9.00	14.8%	14.0%
$9.01 – $10.50	30.9%	29.1%
$10.51 – $12.00	15.8%	14.8%
$12.01 – $13.50	2.5%	2.4%
	100.0%	100.0%

Morgan Stanley also reviewed the trading volumes of the ADSs over the last twelve months, or LTM, up to and including April 7, 2010 and October 27, 2010. Morgan Stanley observed the following:

ADS Price Range	LTM Trading Volume
	Up to and including April 7, 2010	Up to and including October 27, 2010
$3.00 – $3.25	12.7%	0.0%
$3.26 – $3.50	4.3%	4.7%
$3.51 – $3.75	29.2%	35.2%
$3.76 – $4.00	34.1%	26.0%
$4.01 – $4.25	7.2%	9.5%
$4.26 – $4.50	5.2%	24.6%
$4.51 – $4.75	1.4%	0.0%
$4.76 – $5.00	5.9%	0.0%
	100.0%	100.0%

Volume weighted average closing price is the ratio of the value traded to total volume traded over a particular time period, usually one day, and is a reflection of the average price a stock has traded in that time. Morgan Stanley used volume weighted average closing price because it reflects the volume of the market and is, therefore, arguably a more accurate reflection of share price trading than daily closing prices which are more susceptible to volatility on light volumes at the end of a trading session.

Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow analysis as of September 30, 2010, which is an analysis of the net present value of the projected unlevered free cash flows of the Company and the terminal value using the forward exit multiple method, defined as market capitalization plus total debt plus minority interests less cash and cash equivalents (“Aggregate Value”), to earnings before interest, taxes, depreciation and amortization (“EBITDA”) based on the financial statistics of the Company Pre-Disposal of Non-Core

Assets. Morgan Stanley analyzed the Company’s business Pre-Disposal of Non-Core Assets using information provided by the Company’s management, including certain financial forecasts prepared by Company management for the calendar years 2010 through 2014. See “— Certain Financial Projections” above. The terminal value was calculated by applying terminal multiples ranging from 10.0x to 12.0x to the calendar year 2015 estimated EBITDA. For purposes of this analysis, Morgan Stanley calculated the Company’s discounted unlevered free cash flow value using discount rates ranging from 10.0% to 12.0%. The range of discount rates was selected based upon an analysis of the Company’s weighted average cost of capital and on the experience and judgment of Morgan Stanley. Based on a discount rate of 11.0% to the unlevered free cash flows from October 1, 2010 to December 31, 2014 and an exit value multiple of 11.0x to the calendar year 2015 estimated EBITDA, the discounted cash flow analysis for Pre-Disposal of Non-Core Assets implied a range of $5.31 per ADS to $6.23 per ADS.

Morgan Stanley also performed a similar discounted cash flow analysis based on the financial statistics of the Company Post-Disposal of Non-Core Assets. Morgan Stanley analyzed the Company’s business Post-Disposal of Non-Core Assets using information provided by the Company’s management, including certain financial forecasts prepared by the Company’s management for the calendar years 2010 through 2014. For purposes of this analysis, Morgan Stanley applied the same terminal multiples and the discount range used in the Pre-Disposal of Non-Core Assets analysis and determined that based on a discount rate of 11.0% to unlevered free cash flows from October 1, 2010 to December 31, 2014 and an exit value multiple of 11.0x to the calendar year 2015 estimated EBITDA, the discounted cash flow analysis for Post-Disposal of Non-Core Assets implied a range of $5.23 per ADS to $5.81 per ADS.

Morgan Stanley also conducted a sensitivity analysis on the prospective financial information for the Post-Disposal of Non-Core Assets by assuming a range of compound annual revenue growth from 2010 to 2014 of 11.6% to 16.6% and a range of annual average gross margin from 2010 to 2014 of 53.3% to 58.3%. Morgan Stanley observed in the management case that the compound annual revenue growth from 2010 to 2014 was 15.6% and the average annual gross margin from 2010 to 2014 was 57.3%. For the sensitivity analysis, Morgan Stanley applied the midpoint of the aforementioned range of discount rates and EBITDA terminal multiples of 11.0% and 11.0x, respectively. This analysis indicated the following implied per ADS values:

Average Gross Margin (2010 – 2014)	Revenue CAGR (2010 – 2014)
	11.6%	12.6%	13.6%	14.6%	15.6%	16.6%
53.3%	$2.89	$3.07	$3.26	$3.45	$3.65	$3.86
54.3%	$3.19	$3.38	$3.58	$3.79	$4.01	$4.23
55.3%	$3.61	$3.83	$4.05	$4.27	$4.51	$4.76
56.3%	$4.04	$4.27	$4.51	$4.76	$5.02	$5.29
57.3%	$4.45	$4.70	$4.96	$5.23	$5.52	$5.81
58.3%	$4.87	$5.14	$5.42	$5.71	$6.02	$6.34

Leveraged Buyout Analysis

Morgan Stanley performed an illustrative leveraged buyout analysis to estimate the theoretical purchase price that a financial buyer could pay in an acquisition of the Company Pre-Disposal of Non-Core Assets. For purposes of this analysis, Morgan Stanley assumed a valuation date as of September 30, 2010 and that such a financial buyer would exit the investment on December 31, 2014. Estimated financial data for the Company was based on certain financial forecasts Pre-Disposal of Non-Core Assets prepared by Company management for calendar years 2010 through 2014. Estimated exit values for the Company were calculated by applying an exit value multiple of 10.0x to 12.0x to the calendar year 2015 EBITDA as estimated by Company management. Morgan Stanley then derived a range of theoretical purchase prices based on an assumed required annual internal rate of return for a financial buyer of between 20.0% and 30.0%. Based upon an exit value multiple of 11.0x to the calendar year 2015 estimated EBITDA, this analysis implied a value range of $2.77 per ADS to $3.90 per ADS for Pre-Disposal of Non-Core Assets.

Morgan Stanley also performed a similar leveraged buyout analysis using the financial statistics of the Company Post-Disposal of Non-Core Assets. For purposes of this analysis, Morgan Stanley used the same assumptions and applied the same exit value multiples and annual internal rate of return range used in the Pre-Disposal of Non-Core Assets analysis. Estimated financial data for the Company was based on certain financial forecasts Post-Disposal of Non-Core Assets prepared by Company management for calendar years 2010 through 2014. Morgan Stanley determined that based upon an exit value multiple of 11.0x to the calendar year 2015 estimated EBITDA, this analysis implied a value range of $2.40 per ADS to $3.37 per ADS for Post-Disposal of Non-Core Assets.

Morgan Stanley conducted a leveraged buy-out analysis because it is a commonly used valuation methodology and is useful in determining what a financial sponsor can afford to pay for the target and still realize an adequate return on its investment.

Comparable Company Trading Analysis

Morgan Stanley compared certain financial information of the Company with publicly-available information for selected companies that share similar business characteristics with the Company. The selected companies were divided into two segments:

•	US-Listed Chinese Pharmaceutical Companies: 3Sbio Inc, American Oriental Bioengineering, Inc. (“AOB”), Simcere Pharmaceutical Group (“Simcere”) and China Nuokang Bio-Pharmaceutical Inc.; and
•	Hong Kong-Listed Chinese Pharmaceutical Companies: China Shineway Pharmaceutical Group Ltd. (“Shineway”), Guangzhou Pharmaceutical Co. Ltd., Hua Han Bio-Pharmaceutical Holdings Ltd. (“Hua Han”), Sino Biopharmaceutical Ltd., Tong Ren Tang Technologies Co. Ltd. and United Laboratories International Holdings Ltd.

The US-listed Chinese pharmaceutical companies were chosen because they are publicly traded in the United States and were listed in the United States within the last four years. AOB, which was listed in the United States through a reverse merger in 2001, was added because of its significant over-the-counter pharmaceutical products business. The Hong Kong-listed Chinese pharmaceutical companies were chosen because they are broadly covered by reputable international equity research analysts. Hua Han and Tong Ren Tang Technologies Co. Ltd. were included because of their significant over-the-counter pharmaceutical businesses. These criteria were consistently applied in this review, and no companies which met these criteria were deliberately excluded from the scope of this review or from being selected.

For this analysis, Morgan Stanley analyzed several trading statistics for each of these companies, including the ratio of Aggregate Value to actual calendar year 2009 EBITDA, estimated calendar year 2010 EBITDA and estimated calendar year 2011 EBITDA. Morgan Stanley observed the following:

Aggregate Value/EBITDA
	Actual 2009 EBITDA	Estimated 2010 EBITDA	Estimated 2011 EBITDA
Company
Pre-Disposal of Non-Core Assets
April 7, 2010	32.8x	21.2x	12.8x
October 27, 2010	34.9x	22.6x	13.6x
Offer Price (April 8, 2010)	40.2x	26.0x	15.6x
Post-Disposal of Non-Core Assets
April 7, 2010	23.1x	13.7x	10.5x
October 27, 2010	26.3x	15.6x	11.9x
Offer Price (April 8, 2010)	34.1x	20.3x	15.5x
US-Listed Chinese Pharmaceutical Companies
Simcere	14.1x	14.3x	12.2x
AOB	3.4x	5.1x	4.8x
3Sbio Inc	14.3x	10.2x	8.0x
China Nuokang Bio-Pharmaceutical Inc.	4.7x	N/A	N/A

Aggregate Value/EBITDA
	Actual 2009 EBITDA	Estimated 2010 EBITDA	Estimated 2011 EBITDA
Mean of US-Listed Chinese Pharmaceutical Companies	9.1x	9.9x	8.3x
Median of US-Listed Chinese Pharmaceutical Companies	9.4x	10.2x	8.0x
Hong Kong-Listed Chinese Pharmaceutical Companies
Shineway	22.3x	15.9x	12.7x
Sino Biopharmaceutical Ltd.	17.0x	12.2x	9.7x
United Laboratories International Holdings Ltd.	19.1x	13.3x	10.9x
Guangzhou Pharmaceutical Co. Ltd.	49.2x	34.8x	28.6x
Hua Han	13.1x	8.4x	7.8x
Tong Ren Tang Technologies Co. Ltd.	13.5x	N/A	N/A
Mean of Hong Kong-Listed Chinese Pharmaceutical Companies	22.4x	16.9x	13.9x
Median of Hong Kong-Listed Chinese Pharmaceutical Companies	18.1x	13.3x	10.9x
All Mean	17.1x	14.3x	11.8x
All Median	14.2x	12.8x	10.3x

Based on the analysis of the relevant metrics for each of the comparable companies, Morgan Stanley selected representative ranges of the ratio of Aggregate Value to EBITDA multiples of the comparable companies and applied this range of multiples to the relevant financial statistics of the Company to imply a value per ADS based on such multiples. For purposes of the Company’s estimated financial performance for calendar year 2010 and calendar year 2011, Morgan Stanley utilized estimates provided by the Company’s management. The following table lists the results of this analysis:

	Financial Statistic of the Company (in millions)		Comparable Company Multiple Range (Aggregate Value/EBITDA)	Implied Value Per ADS
	Pre-Disposal of Non-Core Assets	Post-Disposal of Non-Core Assets		Pre-Disposal of Non-Core Assets	Post-Disposal of Non-Core Assets
Actual 2009 EBITDA	$2.5	$1.7	12.0x – 18.0x	$1.77 – $2.35	$3.06 – $3.45
Estimated 2010 EBITDA	$3.9	$2.8	8.0x – 14.0x	$1.81 – $2.71	$3.16 – $3.81
Estimated 2011 EBITDA	$6.5	$3.7	7.0x – 12.0x	$2.35 – $3.59	$3.29 – $4.00

Morgan Stanley also compared the price performance of the ADSs for various periods against the price performance of the US-Listed Chinese Pharmaceutical Companies set forth in the table above, the Hong Kong-Listed Chinese Pharmaceutical Companies set forth in the table above and the S&P 500 Index for the same periods, as described in the table below.

	March 16, 2007 (date of the Company’s IPO) to April 7, 2010	April 8, 2010 to October 27, 2010	March 16, 2007 (date of the Company’s IPO) to October 27, 2010	LTM (since October 28, 2009)
S&P 500 Index	(14.5)%	(0.3)%	(14.7)%	13.4%
Hong Kong-Listed Chinese Pharmaceutical Companies set forth in the table above	86.4%	30.1%	142.4%	114.7%
US-Listed Chinese Pharmaceutical Companies set forth in the table above	(26.7)%	5.0%	(23.0)%	5.6%
Company	(54.9)%	(9.3)%	(59.1)%	(8.3)%

No company in the comparable company trading analysis is identical to the Company. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the business of the Company or the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of the Company or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using comparable company data.

Analysis of Selected Precedent Transactions

Morgan Stanley reviewed publicly available information to identify comparable transactions where the acquirer sought 100% ownership of a profitable pharmaceutical company selling branded pharmaceutical products. Morgan Stanley considered transactions after January 1, 2006 with a transaction value ranging from US$100 million to US$1.25 billion. These criteria were consistently applied in this review and no transactions involving companies which met all of these criteria were deliberately excluded from the scope of this review or from being selected.

Using publicly available information, Morgan Stanley reviewed the terms of the following 18 selected healthcare transactions announced between August 2006 and August 2010:

Announcement Date	Completion Date	Target	Country	Buyer
August 16, 2010	Pending	Sigma (Pharmaceuticals Division)	Australia	Aspen Pharmacare Holdings Limited
August 9, 2010	September 20, 2010	Penwest Pharmaceutical	U.S.	Endo Pharmaceuticals
June 10, 2010	Pending	Laboratorios Phoenix S.A.I.C. y F	Argentina	GlaxoSmithKline PLC
May 3, 2010	May 27, 2010	Aton Pharma, Inc.	U.S.	Valeant Pharmaceuticals International, Inc.
September 21, 2009	December 21, 2009	Goldshield Group PLC	U.K.	Midas Bidco Limited
September 16, 2009	Pending	PT Bristol-Myers Squibb Indonesia Tbk	Indonesia	Taisho Pharmaceuticals Co., Ltd
August 24, 2009	December 1, 2009	Sihuan Pharmaceutical Holdings Group Ltd	China	China Pharma Limited
July 14, 2009	August 27, 2009	Noven Pharmaceuticals, Inc.	U.S.	Hisamitsu Pharmaceuticals, Inc.
September 1, 2008	October 9, 2008	Sciele Pharma, Inc.	U.S.	Shionogi & Co Ltd
May 13, 2008	Withdrawn	USANA Health Sciences, Inc.	U.S.	Unity Acquisition Corp.
February 5, 2008	May 22, 2008	Asiapharm Group Ltd	Singapore	MBK Public Company Limited
November 29, 2007	February 25, 2008	Axcan Pharma, Inc.	Canada	TPG Capital, L.P.
October 30, 2007	February 21, 2008	Bradley Pharmaceuticals, Inc.	U.S.	Nycomed International Management GmbH
July 20, 2007	August 22, 2007	MedPointe Pharmaceuticals	U.S.	Meda, AB.
October 25, 2006	July 2, 2008	Topsun Science and Technology Co., Ltd	China	Bayer Healthcare AG
October 23, 2006	December 28, 2006	Connetics Corporation	U.S.	Stiefl Laboratories, Inc.
October 9, 2006	December 21, 2006	CNS, Inc.	U.S.	GlaxoSmithKline PLC
August 28, 2006	December 11, 2006	Matrix Laboratories Limited	India	Mylan, Inc.

Morgan Stanley reviewed relevant metrics for each of the comparable transactions, and noted that out of the 18 announced healthcare transactions that were reviewed, the acquisition of Sihuan Pharmaceutical Holdings Group Ltd. (“Sihuan”) and the acquisition of Asiapharm Group Ltd. (“Asiapharm”) were more relevant transactions to the Company’s merger due to their transaction size, geographic region and business activity. Based on the analysis of the relevant metrics for the Sihuan and the Asiapharm transactions, Morgan Stanley selected a range of multiples and applied this range of multiples to the relevant financial statistics of the Company to imply a value per ADS based on such multiples. For purposes of the Company’s calendar year 2010 estimated financials, Morgan Stanley utilized estimates provided by the Company’s management. The following table lists the results of the analysis:

	Financial Statistic of the Company (in millions)		Precedent Transaction Multiple Range	Implied Value Per ADS
	Pre-Disposal of Non-Core Assets	Post-Disposal of Non-Core Assets		Pre-Disposal of Non-Core Assets	Post-Disposal of Non-Core Assets
Estimated 2010 EBITDA	$3.9	$2.8	10.0x – 15.0x	$2.11 – $2.86	$3.37 – $3.92

No target company utilized in the selected precedent transactions analysis is identical to the Company, nor is any precedent transaction utilized identical to the transactions contemplated by the Merger Agreement. In evaluating the transactions listed above, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the business of the Company or the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of the Company or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using comparable transaction data.

Precedent Premium Range Analysis

Morgan Stanley reviewed and compared the proposed premium payable in the merger to corresponding publicly available premiums of the same 18 announced healthcare transactions between August 2006 and August 2010 set forth above. Morgan Stanley derived from these transactions the median and mean premiums paid in these transactions relative to the acquired companies’ trading share price one-day, one-month and 6-months prior to announcement. Based on the analysis of the premiums associated with such precedent transactions, Morgan Stanley selected an indicative premium range of between 20% and 35%. Morgan Stanley applied this premium range to the volume weighted average closing prices of the ADSs as of and for the periods indicated in the table below to imply a value per ADS based on such premium range. The following table lists the results of the analysis:

	ADS Price	Implied Value per ADS
As of April 7, 2010	$3.78	$4.54 – $5.10
One-month volume weighted average	$3.69	$4.43 – $4.99
Three-month volume weighted average	$3.69	$4.43 – $4.98

As described above, Morgan Stanley determined that, of the 18 transactions reviewed, the Sihuan and Asiapharm transactions were more relevant transactions to the Company’s merger transaction due to their transaction size, geographic region and business activity. Morgan Stanley compared the proposed premium payable in the merger to corresponding premiums paid in the Sihuan and Asiapharm transactions. Morgan Stanley observed the following:

	Premium for Periods Prior to Announcement
	One Day	One Month	Six Months
Company	19.0%	21.9%	11.8%
Asiapharm	14.2%	29.4%	29.4%
Sihuan	28.1%	37.0%	41.2%

Morgan Stanley also reviewed and compared the proposed premium payable in the merger to corresponding publicly available premiums of 103 US healthcare M&A transactions (“US Transactions”), 40 global management buy-out transactions (“Global MBO Transactions”) and 37 Hong Kong and China M&A transactions (“HK and China Transactions”) since 2005. Morgan Stanley derived from these transactions the annual median premiums paid in these transactions relative to the acquired companies’ trading share price four weeks prior to announcement. Morgan Stanley noted that the average of the annual median premium paid in the US Transactions was 38.3%, of the Global MBO Transactions was 35.1% and of the HK and China Transactions was 36.9%.

No target company utilized in the selected precedent transactions analysis is identical to the Company, nor is any precedent transaction utilized identical to the transactions contemplated by the merger agreement. In evaluating the transactions listed above, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the business of the Company or the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of the Company or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using comparable transaction data.

General

In connection with the review of the merger by the independent committee of the board of directors of the Company, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Morgan Stanley believes that the summary provided and the analyses described above must be considered as a whole and that selecting portions of these analyses, without considering all of them, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should therefore not be taken to be Morgan Stanley’s view of the actual value of the Company.

In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. Any estimates contained in Morgan Stanley’s analysis are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by these estimates. The analyses performed were prepared solely as a part of Morgan Stanley’s analysis of the fairness from a financial point of view of the per Share merger consideration and per ADS merger consideration to be received by the holders of the Shares and the ADSs, as the case may be, pursuant to the Merger Agreement, other than Fosun, Hanmax or any of their respective affiliates, as of the date of the opinion and were conducted in connection with the delivery by Morgan Stanley of its opinion dated October 29, 2010 to the independent committee of the board of directors of the Company. Morgan Stanley’s analyses do not purport to be appraisals or to reflect the prices at which Shares or ADSs might actually trade. The per Share merger consideration and per ADS merger consideration to be received by the Company’s shareholders and ADS holders pursuant to the Merger Agreement was determined through negotiations among the independent committee, on the one hand, and Fosun and Hanmax, on the other hand, and was recommended by the independent committee for approval by the board of directors of the Company and was approved by the Company’s board of directors. Morgan Stanley provided advice to the independent committee during these negotiations. Morgan Stanley did not, however, recommend any specific consideration to the independent committee or that any specific consideration constituted the only appropriate consideration for the merger. Morgan Stanley’s opinion and its presentation to the independent committee was one of many factors taken into consideration by the independent committee in deciding to recommend, and by the board of directors of the Company in deciding to approve and adopt the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the independent committee with respect to the consideration to be received by the Company’s shareholders and ADS holders pursuant to the Merger Agreement or of whether the independent committee would have been willing to agree to a different consideration. The foregoing summary describes the material analyses performed by Morgan Stanley but does not purport to be a complete description of the analyses performed by Morgan Stanley.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Morgan Stanley’s securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Company, either Fosun, Hanmax or any other company, or any currency or commodity, that may be involved in the merger, or any related derivative instrument. In the two years prior to the date of the opinion, Morgan Stanley has provided financial advisory and financing services for the Company and has received approximately $1.8 million in fees in connection with such services. Morgan Stanley may also seek to provide such services to the Company, Fosun and Hanmax in the future and expects to receive fees for the rendering of these services.

Under the terms of its engagement letter, Morgan Stanley provided the independent committee with financial advisory services and a financial opinion in connection with the merger, and as compensation for its services in connection with the merger, the Company has agreed to pay Morgan Stanley a fee of $1,000,000, $600,000 of which was due upon delivery of Morgan Stanley’s opinion and the remainder of which is payable to Morgan Stanley upon the consummation of the merger. The Company has also agreed to reimburse Morgan Stanley for certain expenses incurred by Morgan Stanley, including fees of outside legal counsel, and to indemnify Morgan Stanley and related parties against certain liabilities and expenses arising out of Morgan Stanley’s engagement.

Purpose of and Reasons for the Proposed Merger

The purpose of the merger for the Buyer Filing Persons is to effectuate the transactions contemplated by the Merger Agreement and to benefit from any future earnings and growth of Tongjitang after the merger. The proposed merger is a “going-private” transaction. If the proposed merger is completed, Tongjitang will become a private company wholly-owned by Hanmax and Fosun, who will hold 67.9% and 32.1% of its Shares, respectively.

The Buyer Filing Persons believe that, as a privately-held company, Tongjitang will have greater flexibility to focus on addressing the challenges to Tongjitang’s long-term profitability without the constraints caused by the public equity market’s valuation of Tongjitang and emphasis on short-term period-to-period performance.

Tongjitang faces a number of challenges in the market place, including, among others:

•	diversifying its product portfolio, including both through acquired products and products developed through its own research and development efforts;
•	obtaining required regulatory approvals for new products;
•	achieving market acceptance of new products, and their inclusion in hospital formularies and national approved lists;
•	continuing efforts to control costs in a market characterized by systematic price controls; and
•	operating in an increasingly competitive sector.

Responding to these challenges will require tolerance for volatility in the performance of Tongjitang’s business and a willingness to make long-term business decisions that carry substantial risks. The Buyer Filing Persons believe that these strategies would be most effectively implemented in the context of a private company structure. As a privately-held company, Tongjitang will have greater flexibility to make decisions that might negatively affect short-term results but that could increase Tongjitang’s value over the long term. In contrast, as a publicly-traded company, Tongjitang currently faces pressure from public shareholders and investment analysts to make decisions that might produce better short-term results, but which could over the long term lead to a reduction in per share price of its publicly traded equity securities.

As a privately-held company, Tongjitang will be relieved of many of the other expenses, burdens and constraints imposed on companies that are subject to the public reporting requirements under the federal securities laws of the United States, including the Exchange Act and Sarbanes-Oxley Act of 2002. The need for the management of the Company to be responsive to unaffiliated shareholders concerns and to engage in an ongoing dialogue with unaffiliated shareholders can at times distract management’s time and attention from the effective operation and improvement of the business.

The Buyer Filing Persons decided to undertake the going private transaction at this time because they want to take advantage of the benefits of Tongjitang’s being a privately-held company as described above and Hanmax obtained the April 1 Commitment Letter from CITIC Ka Wah Bank Limited. In the course of considering the going private transaction, the Buyer Filing Persons did not consider alternative transaction structures.

The Buyer Filing Persons believe that structuring the transaction as a “going private” merger transaction is preferable to other transaction structures because (1) it will entail conversion of the outstanding Shares and ADSs of Tongjitang held by unaffiliated shareholders and ADS holders into the right to receive the merger consideration, (2) it represents an opportunity for all the unaffiliated shareholders and ADS holders of Tongjitang to receive fair value in cash for their Shares and ADSs at the same time and (3) it facilitates the debt financing required to complete the merger transaction. The Buyer Filing Persons believe that the merger transaction will provide a prompt and orderly transfer of ownership of Tongjitang in a single step, without the necessity of financing separate purchases of Tongjitang’s Shares and ADSs in a tender offer and a second-step merger to acquire the Shares and ADSs not tendered into the tender offer, and without incurring any additional transaction costs associated with such activities.

Effect of the Proposed Merger on Tongjitang

ADSs representing Shares of Tongjitang are currently listed on the NYSE under the symbol “TCM”. It is expected that, following the consummation of the merger, Tongjitang will cease to be a publicly-traded company and will instead become a private company owned 67.9% by Hanmax and 32.1% by Fosun. Following the completion of the proposed merger, our ADSs will no longer be listed on any securities exchange or quotation system, including the NYSE. In addition, 90 days after the filing of Form 25 in connection with the going private transaction or such longer period as may be determined by SEC, the registration of our ADSs and the Shares underlying them and our reporting obligations under the Exchange Act will be terminated.

Upon completion of the merger, the current memorandum of association of Tongjitang will be replaced in its entirety by the memorandum of association of Merger Sub, as in effect prior to the completion of the proposed merger, and the current articles of association of Tongjitang will be replaced in its entirety by the current articles of association of Merger Sub, as in effect prior to the completion of the proposed merger. To the extent requested by Hanmax and Fosun in writing at least three business days prior to completion of the merger, on the closing date of the merger, Tongjitang shall use commercially reasonable efforts to cause to be delivered to Hanmax and Fosun duly signed resignations, effective as of the effective time of the merger, of the directors of Tongjitang and its subsidiaries designated by Hanmax and Fosun. In addition, the directors of Merger Sub immediately prior to the completion of the proposed merger (identified above at “Identify and Background of Filing Persons-Merger Sub”) are expected to become the directors of the surviving corporation and the executive officers of Tongjitang, except for Mr. Charles Chong Guang Wang who resigned from Tongjitang in December 2010, will remain the executive officers of the surviving corporation.

Under the Merger Agreement, upon completion of the merger all Shares and ADSs of Tongjitang, except Shares and ADSs held by Hanmax, Fosun and their subsidiaries (and except for Shares and ADSs held by shareholders who have validly exercised and have not effectively withdrawn and lost their appraisal rights under the laws of the Cayman Islands, see “Dissenters’ Rights” below), will be converted into the right to receive $1.125 and $4.50 in cash per Share and per ADS, respectively, without interest and less any applicable taxes. As a result, current shareholders and ADS holders of Tongjitang, other than Hanmax, Fosun and their respective subsidiaries, will no longer have any equity interest in, or be shareholders or ADS holders of, Tongjitang upon completion of the proposed merger. As a result, our shareholders and ADS holders, other than Hanmax, Fosun and their respective subsidiaries, will not have the opportunity to participate in the earnings and growth of Tongjitang and they will not have the right to vote on corporate matters. Similarly, our current shareholders and ADS holders, other than Hanmax, Fosun and their respective subsidiaries, will not be exposed to the risk of loss in relation to their investment in Tongjitang.

The table below sets out the direct or indirect interest in Tongjitang’s net book value and net earnings for Hanmax and Fosun before and after the proposed merger, based on the historical net book value of Tongjitang as of December 31, 2009 and the historical net earnings of Tongjitang for the year ended December 31, 2009.

	Ownership Prior to the Merger				Ownership After the Merger
	Net Book Value		Earnings		Net Book Value		Earnings
Name	$	%	$	%	$	%	$	%
Hanmax	69,503,148	50.6	(280,830)	50.6	93,266,082	67.9	(376,845)	67.9
Fosun	44,091,918	32.1	(178,155)	32.1	44,091,918	32.1	(178,155)	32.1

Other than their respective direct and indirect shareholding in Hanmax and Fosun, none of the other Filing Persons have or will have any interest in Tongjitang’s net book value or net earnings before or after the proposed merger. Mr. Xiaochun Wang is the sole shareholder of Hanmax. For further information on the shareholding in Fosun of Fosun’s affiliates, see “Annex D.”

Plans for Tongjitang after the Proposed Merger

Following the completion of the proposed merger, the Buyer Filing Persons anticipate that Tongjitang will continue to conduct its operations substantially as they are currently being conducted, except that it will cease to have publicly-traded securities and will instead be owned as to 67.9% by Hanmax and 32.1% by Fosun. The Buyer Filing Persons have informed us that they have no current plans, proposals or negotiations which relate to or would result in an extraordinary corporate transaction involving our corporate structure, business or management, such as a merger, reorganization, liquidation, relocation of any operations, or sale or transfer of a material amount of assets, or the incurrence of any indebtedness except as set out in this proxy statement. We expect, however, that following the completion of the proposed merger, Tongjitang’s management and board of directors will continuously evaluate and review Tongjitang’s business and operations and may propose or develop new plans and proposals which they consider to be in the best interests of Tongjitang and its shareholders, including without limitation such plans and proposals as they deem necessary or advisable to address the challenges referred to in “Special Factors — Purpose and Reasons for the Proposed Merger” above.

Tongjitang will no longer be subject to the Exchange Act and NYSE compliance and reporting requirements and the related direct and indirect costs and expenses, and may experience positive effects on profitability as a result of the elimination of such costs and expenses.

The Buyer Filing Persons have informed us that, after the completion of the proposed merger, the surviving corporation will declare a dividend in the aggregate amount of not less than RMB 200 million and no more than RMB 300 million. Hanmax intends to use its share of the dividend and its own capital to fulfill its obligations to repay amounts borrowed under the Facility Agreement.

Effects on Tongjitang if the Merger is not Completed

If the Company’ shareholders do not approve the proposed merger, or if any other condition to the proposed merger is not satisfied or the Merger Agreement is otherwise terminated, the proposed merger will not be completed and you will not receive payment for your Shares or ADSs in connection with the proposed merger. Instead, Tongjitang will remain a publicly-traded company, its ADSs will continue to be listed on the NYSE and you will continue to be subject to the same risks and opportunities as you currently are with respect to your ownership of Tongjitang Shares and ADSs. If the proposed merger is not completed, there can be no assurance about the effect of these risks and opportunities on the future value of your Shares and ADSs, including the risk that the market price of our ADSs may decline to the extent that the current market price of our ADSs reflects a market assumption that the proposed merger will be completed. If the Merger Agreement is not approved by our shareholders or if the proposed merger is not completed for any other reason, there can be no assurance that any other transaction acceptable to Tongjitang will be offered or that the business, prospects or results of operations of Tongjitang will not be adversely affected.

If the Merger Agreement is terminated, under certain circumstances described below, we will be obligated to pay an aggregate termination fee of $2.5 million to Fosun, Hanmax and Merger Sub. For a description of the circumstances triggering payment of the termination fee, see the section entitled “The Merger Agreement — Termination Fees” elsewhere in this proxy statement.

Financing

Under the Merger Agreement, Hanmax, which has entered into the Facility Agreement for the financing of the Merger, is required to use commercially reasonable efforts to obtain the financing for the merger. Tongjitang is also required to reasonably cooperate with the arrangement of financing as requested by Hanmax. See “The Merger Agreement — Financing” beginning on page 61. The Buyer Filing Persons estimate that the total amount of funds necessary to consummate the merger and related transactions including the payment of customary fees and expenses in connection with the proposed mergers will be approximately $24 million, assuming no exercise of appraisal rights by shareholders of Tongjitang. The Buyer Filing Persons expect that of such amount, approximately $23 million will be funded by a credit facility under the Facility Agreement between Hanmax and CITIC and $1 million will be funded by cash contributions by Hanmax and Fosun. Pursuant to the Facility Agreement, CITIC as the original lender has committed to provide Hanmax with a term loan of up to $25 million to finance the costs and expenses in relation to the merger, including the merger consideration.

The financing under the Facility Agreement is subject to the satisfaction or waiver of the following conditions:

•	CITIC has received copies of each of the privatization documents, including the Merger Agreement, the Transaction Statement, all amendments to the Transaction Statement and the constitutional documents of the Merger Sub and the surviving corporation to be adopted at the effective time of the merger, each in form and substance satisfactory to CITIC and each signed by the parties to it or being in agreed form and certified by a director of Hanmax no later than 14 days before the first drawdown of the facility (“Utilization Date”);
•	On or before the Utilization Date, CITIC has received all of the documents and other evidence listed in the Facility Agreement in each case in form and substance satisfactory to CITIC, including the corporate authorizations of the parties providing guarantees and security under the Facility Agreement (“Obligors”) and financing documents such as various security documents to be entered into by the Obligors, and opinions of counsel to CITIC;
•	No default under the Facility Agreement is continuing or would result from the proposed borrowing; and
•	The representations made by Hanmax in the Facility Agreement are true in all material respects.

Interest Rate and Fees.  The interest rate of the facility is LIBOR (London Interbank Offered Rate) plus 2.0% per annum. Hanmax is also required to pay to CITIC a commitment fee at the rate of 0.35% per annum on the lenders’ available commitment under the Facility Agreement for the availability period.

Prepayments and Amortization.  Hanmax may, if it gives CITIC not less than 30 days’ prior notice, prepay on the last day of an applicable interest period the whole or any part of any loan under the Facility Agreement. Hanmax is required to make mandatory prepayment upon the occurrence of the following:

•	A successful application being made for the admission of any part of the share capital of Hanmax and its subsidiaries (the “Group”) to trading on any exchange or market in any country;
•	The grant of permission to deal in any part of the issued share capital of any member of the Group on any exchange or market in any country; or
•	The sale of all or substantially all of the assets of the Group.

Hanmax is required to repay the loan on the date which is 12 months after the initial Utilization Date (“Initial Maturity Date”). Hanmax may request the extension of the Initial Maturity Date by 12 months if it gives CITIC not less than 15 days’ and not more than 30 days’ (or such shorter period as all lenders under the Facility Agreement may agree) written notice prior to the Initial Maturity Date, subject to certain conditions in the Facility Agreement.

Guarantors.  All obligations of Hanmax under the Facility Agreement will be guaranteed by Xiaochun Wang, Tongjitang Pharmaceutical (Hong Kong) Limited, Unisources Enterprises Limited and Tongjitang.

Security.  The obligations of Hanmax under the Facility Agreement will be secured by, among others collateral, a security interest in all the assets and equity interest of Hanmax, Hanmax’s Shares in Tongjitang and the distribution from Tongjitang to Hanmax.

Other Terms.  The Facility Agreement contains customary representations and warranties and customary affirmative and negative covenants, including, among others, restrictions on indebtedness, capital expenditure, disposal of assets, declaration of dividends and mergers and consolidations. The Facility Agreement also includes customary events of defaults, including a change of control.

Hanmax intends to use its share of the dividend to be distributed from Tongjitang after the completion of the merger and its own capital to fulfill its obligations to repay the amounts borrowed under the Facility Agreement.

Liability Cap and Limitation on Remedies

Without limiting our rights, our right to receive payment of a termination fee of $2.5 million plus our out-of-pocket costs and expenses incurred in connection with the merger from Fosun, Hanmax or Merger Sub, or $2.0 million plus our out-of-pocket costs and expenses incurred in connection with the merger from Hanmax, as the case may be, is our sole and exclusive remedy for any loss or damage suffered as a result of the failure of the merger to be consummated due to a breach or failure to perform under the Merger Agreement or otherwise.

Without limiting the rights of Fosun, Hanmax and Merger Sub, Fosun’s, Hanmax’s and Merger Sub’s right to receive payment of a termination fee of $2.5 million from us is the sole and exclusive remedy of Fosun, Hanmax and Merger Sub against us for any loss or damage suffered as a result of the failure of the merger to be consummated due to a breach or failure to perform under the Merger Agreement or otherwise.

Interests of Certain Persons in the Merger

In considering the recommendation of the independent committee and our board of directors with respect to the merger, you should be aware that Mr. Xiaochun Wang, chairman of our board of directors and our chief executive officer, has interests in the transaction that are different from, and/or in addition to, the interests of our shareholders generally. Tongjitang’s board of directors and independent committee were aware of such interests and considered them, among other matters, in reaching their decisions to approve the merger, and to approve and adopt the Merger Agreement and the other transactions contemplated thereby, and recommend that our shareholders vote in favor of approving the merger and approving and adopting the Merger Agreement and the other transactions contemplated thereby.

Interests of Continuing Shareholders

As the result of the merger, Hanmax and Fosun will hold 67.9% and 32.1%, respectively, of the equity interest in Tongjitang, which will become a privately-held company following the completion of the merger. Because Hanmax is solely responsible for financing the merger, Mr. Xiaochun Wang’s beneficial ownership in Tongjitang will increase from 50.6% to 67.9% and he will enjoy proportionately increased benefits from any future earnings and growth of Tongjitang after the merger which, if Tongjitang is successfully managed, could exceed the value of his original investments in Tongjitang, including the amounts paid by Hanmax as merger consideration to the unaffiliated shareholders and ADS holders in the merger. Mr. Wang will also bear a correspondingly increased risk of any possible decrease in the future earnings, growth or value of Tongjitang. Hanmax and Fosun’s investment in Tongjitang will be illiquid, with no public trading market for Tongjitang’s Shares and no certainty that an opportunity to sell their Shares in Tongjitang at an attractive price, or that dividends paid by Tongjitang will be sufficient to recover their investment.

The merger may also provide additional means to enhance shareholder value for Hanmax and Fosun, including improved profitability due to the elimination of the expenses associated with public company reporting and compliance, increased flexibility and responsiveness in management of the business to achieve growth and respond to competition without the restrictions of short-term earnings comparisons, and additional means for making liquidity available to continuing shareholders, such as through dividends or other distributions. Incremental benefits and detriments include the right of the continuing shareholders to hold their current Shares in Tongjitang after the merger, without incurring taxation for U.S. federal tax purposes in connection with the merger.

China National Medicines Corporation Ltd. distributes the products of Tongjitang pursuant to certain distribution agreements. In 2008 and 2009, Tongjitang’s revenue from China National Medicines Corporation Ltd. accounted for 5.5% and 6.0% of its total revenue respectively. As of April 16, 2010, Fosun Pharma, Fosun’s parent company, indirectly owned 49.4% of the equity interest of Sinopharm Industrial Investment Co., Ltd. Sinopharm Industrial Investment Co., Ltd. owned 69.4% of equity interest of Sinopharm Group Co., Ltd., which owned 44.01% of the equity interest of China National Medicines Corporation., Ltd. After the merger, Tongjitang is expected to continue its business relationship with China National Medicines Corporation Ltd.

Treatment of Existing Share Options, Including Those Held by Officers and Directors (Other than Those Held by Mr. Xiaochun Wang)

At the effective time of the merger, the existing share options and other equity awards under Tongjitang’s share option plan, regardless of whether vested or unvested, will be cancelled and converted into the right to receive an amount in cash equal to the product of (x) the number of Shares subject to such share options or awards immediately prior to the effective time of the merger (y) the excess of the per Share merger consideration over the exercise price of the option (or, if the award provides for payments to the extent the value of Shares exceed a specific reference price, the amount, if any, by which the per Share merger consideration exceeds such reference price). As the exercise prices of the share options under Tongjitang’s share option plan are greater than the per Share merger consideration of $1.125 per Share, no director or executive officer will receive cash consideration in respect of their share options granted under Tongjitang’s share option plan. Mr. Charles Chong Guang Wang will receive $5,000 in cash from Mr. Xiaochun Wang in respect to the share options granted by Mr. Xiaochun Wang pursuant to an agreement dated December 15, 2008 among Mr. Xiaochun Wang, Mr. Charles Chong Guang Wang and Tongjitang. There are no other agreements with respect to Shares or share options outstanding.

Indemnification and Insurance

Pursuant to the Merger Agreement, Hanmax and Fosun have agreed that

•	for a period of six years after the effective time of the merger, the memorandum and articles of association of the surviving corporation will contain provisions with respect to indemnification of present and former directors and officers of Tongjitang that are no less favorable than presently set forth in the Tongjitang’s memorandum and articles of association.
•	from and after the effective time of the merger, the surviving corporation will comply with all of Tongjitang’s obligations and will cause its subsidiaries to comply with their respective obligations to indemnify (i) the present and former directors against liabilities arising out of or in connection with any acts or omissions occurring before or at the effective time of the merger to the extent provided under Tongjitang and its subsidiaries’ respective organizational and governing documents or agreements effective on the date of the Merger Agreement and to the fullest extent permitted by Cayman Islands Companies Law or any other applicable law; and (ii) such persons against all liabilities arising out of acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of Tongjitang or any of its subsidiaries.
•	the surviving corporation will maintain Tongjitang’s and its subsidiaries’ directors and officers liability insurance for a period of six years after the effective time of the merger on terms with respect to coverage and amount no less favorable than the existing insurance. However, at no time will the surviving corporation be required to expend in any one year an amount in excess of 300% of the current annual premium paid by Tongjitang for such insurance. In addition, the surviving corporation may purchase a six-year “tail” prepaid policy prior to the effective time of the merger on terms and conditions no less advantageous to such persons than the existing directors’ and officers’ liability insurance.

The Independent Committee

On April 12, 2010, our board of directors established an independent committee of directors to consider the proposal from Hanmax and Fosun and to take any other actions it deems appropriate to assess the financial viability of such proposal, including to explore other strategic alternatives. The independent committee is, and has been at all times, composed of independent directors — Yongcun Chen, Harry K. Genant and David Ray White. None of the members of the independent committee has a financial interest in a transaction other than as shareholders in the Company and none of them is related to any of Hanmax, Fosun, Mr. Xiaochun Wang and Merger Sub. Our board of directors did not place any limitations on the authority of the independent committee regarding its investigation and evaluation of strategic alternatives. The independent committee, however, did not have the power or authority to authorize or approve a transaction or agree on behalf of our board of directors to do so, which power and authority was expressly reserved to our board of directors.

We have compensated, and will continue to compensate, the members of the independent committee in exchange for their service in such capacity at a rate of $10,000.00 per member per month starting from May 2010. In addition, the Company will award cash consideration of $50,000 to each of the independent committee members upon the closing of the Merger in lieu of the issuance of restricted shares granted to the independent committee members under the Company’s 2006 Share Incentive Plan by the Company’s board of directors on November 17, 2009; provided that, if the closing of the Merger does not occur, such grants of restricted shares to the independent committee members will remain valid, conclusive, binding on and enforceable against the Company.

Position with the Surviving Corporation

After consummation of the merger, Mr. Xiaochun Wang expects to continue to serve as chairman of the board of directors of Tongjitang. Charles Chong Guang Wang resigned his position as Chief Financial Officer effective December 2010. It is anticipated that the other executive officers of Tongjitang will hold positions with the surviving corporation that are substantially similar to their current positions.

Related Party Transactions

In addition to the arrangements in connection with the merger discussed elsewhere in this proxy statement, we completed the following transactions with related parties:

Transactions among Certain Directors, Shareholders and Affiliates

As of December 31, 2008 and 2009, amounts due from related parties were RMB 9.2 million and nil, respectively. The amounts due from related parties in 2008 included the advance payment of RMB 8.5 million made by us to Tongjitang Culture and Communication Co., Ltd. (a company controlled by Ms. Xiaoqin Wang and Mr. Xiaoping Wang, the sister and brother-in-law of Mr. Xiaochun Wang, our chairman and chief executive officer), or Tongjitang Culture, in connection with the advertising services provided by it and RMB 0.6 million due from certain former shareholders of Pulante. In September 2008, Ms. Xiaoqin Wang and Mr. Xiaoping Wang transferred their equity interest in Tongjitang Culture to a third party. As the result, Tongjitang Culture is no longer our related party.

As of December 31, 2008 and 2009, amounts due to related parties were RMB 8.7 million and RMB 0.9 million, respectively. The amounts due to related parties in 2008 include RMB 7.4 million due to a former shareholder of Pulante, RMB 0.9 million due to Mr. Xiaoming Wang, and RMB 0.4 million due to Tongjitang Culture.

Amounts due from or due to related parties were non-interest bearing and payable on demand.

Other Related Party Transactions

For a description of other related party transactions, see our Annual Report on Form 20-F for the year ended December 31, 2009. See “Where You Can Find More Information” for a description of how to obtain a copy of such Annual Report.

Fees and Expenses

Fees and expenses incurred or to be incurred by Tongjitang, Hanmax, Fosun and Merger Sub in connection with proposed merger are estimated at the date of this proxy statement to be as follows:

Description	Amount
Financing fees and expenses and other professional fees	$1,220,000 (excluding loan interest)
Legal fees and expenses	$900,000
Financial advisory fees and expense	$1,000,000
Accounting expenses	$20,000
Independent committee fees	$330,000
Printing, proxy solicitation and mailing costs	$80,000
Filing fees	$1,442.83
Aggregate ADS cancellation and surrender fees	$214,000
Miscellaneous	$34,557.17
Total	$3,800,000

These expenses will not reduce the merger consideration to be received by Tongjitang shareholders and ADS holders. The party incurring any costs and expenses in connection with the proposed merger and the Merger Agreement shall pay such costs and expenses.

Voting by Continuing Shareholders at the Extraordinary General Meeting

Pursuant to the Merger Agreement, Hanmax and Fosun will vote or cause to be voted all of the Shares beneficially owned by them in favor of the adoption of the Merger Agreement at the extraordinary general meeting. As of the date of this proxy statement, Hanmax and Fosun together own 82.7% of the outstanding Shares.

Litigation Related to the Merger

We are not aware of any lawsuit that challenges the merger and the Merger Agreement.

Accounting Treatment of the Merger

The merger is expected to be accounted for, at historical cost, as a merger of entities under common control in a manner similar to a pooling-of-interests, in accordance with Accounting Standards Codification 805-50, “Business Combinations — Related Issues”.

Regulatory Matters

Tongjitang does not believe that any material federal or state regulatory approvals, filings or notices are required in connection with the merger other than the approvals, filings or notices required under the federal securities laws and the filing of the plan of merger with Cayman Islands Companies Registrar and in the event the merger becomes effective, a copy of the certificate of merger to be given to the continuing shareholders, being Hanmax and Fosun, and creditors of Tongjitang and published in the Cayman Gazette.

MARKET PRICE OF TONGJITANG ADSS, DIVIDENDS AND OTHER MATTERS

The following table provides the high and low trading prices for our ADSs, each representing four of our Shares, on the NYSE for (1) the years 2007 (from March 16, 2007 — the first day our ADSs were traded on the NYSE), 2008, 2009 , 2010 and 2011 (through January 18, 2011); and (2) each of the four quarters of 2008, 2009 and 2010 and (3) each of the past six months.

	Price per ADS
Month	High	Low
	$
Annual Highs and Lows
2007 (from March 16, 2007)	12.88	7.50
2008	9.95	1.97
2009	5.10	2.33
2010	4.72	3.03
2011 (through February 10, 2011)	4.47	4.26
Quarterly Highs and Lows
2008
First Quarter	9.95	6.57
Second Quarter	8.95	3.80
Third Quarter	4.50	2.35
Fourth Quarter	3.38	1.97
2009
First Quarter	3.90	2.33
Second Quarter	4.99	3.22
Third Quarter	4.14	2.90
Fourth Quarter	5.10	3.41
2010
First Quarter	4.00	3.03
Second Quarter	4.48	3.59
Third Quarter	4.07	3.42
Fourth Quarter	4.72	3.58
Monthly Highs and Lows
2010
July	4.07	3.60
August	3.85	3.42
September	3.74	3.44
October	4.07	3.58
November	4.40	4.18
December	4.72	4.15
2011
January	4.47	4.26
February (through February 10, 2011)	4.46	4.31

On April 7, 2010, the last trading day before Hanmax and Fosun, on behalf of themselves and Merger Sub, submitted a non-binding proposal to our board of directors for the acquisition of the publicly held Shares, the high and low reported sales prices of our ADSs were $3.83 and $3.70, respectively, or $0.9575 and $0.925 per Share. The merger consideration of $4.50 per ADS, or $1.125 per Share, represents a premium of approximately 19.0% over the closing trading price of $3.78 per ADS, or $0.945 per Share, on April 7, 2010. On ____________, 2011, the most recent practicable date before the printing of this proxy statement, the high and low reported sales price of our ADSs was $_______ and $_______, respectively, or $_______ and $_______ per Share. You are urged to obtain a current market price quotation for our ADSs.

We have never declared or paid any dividends. To the extent permitted by the terms of the financing of the merger and the other transactions contemplated by the Merger Agreement, within 90 days of the consummation of the transactions contemplated by the Merger Agreement, Hanmax and Fosun plan to cause Tongjitang to distribute to Hanmax and Fosun, based on their shareholding percentages in the surviving corporation, an initial dividend in an aggregate amount of not less than RMB200 million and no more than RMB300 million. Hanmax intends to use its share of the dividend and its own financial capital to repay the outstanding borrowings under the Facility Agreement it has entered into in connection with the merger.

We rely principally on dividends paid to us by Tongjitang Pharmaceutical, our wholly owned subsidiary in China, for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders after the merger, service any debt we may incur and pay our operating expenses. In China, the payment of dividends is subject to limitations. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Under current PRC laws, regulations and accounting standards, Tongjitang Pharmaceutical is required to allocate at least 10% of its after-tax profit based on PRC accounting standards to its general reserves each year until the accumulative amount of those reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. As of the date of this proxy statement, these general reserves amounted to RMB77.8 million (or ($__ million based on the exchange rate as of _______, 2011), accounting for 31.2% of the registered capital of Tongjitang Pharmaceutical. In addition, at the discretion of its board of directors, Tongjitang Pharmaceutical may allocate a portion of its after-tax profits to its enterprise development and employee welfare funds. Neither the enterprise development funds nor the employee welfare funds may be distributed to equity owners.

Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders.

THE EXTRAORDINARY GENERAL MEETING

We are furnishing this proxy statement to you, as a holder of our Shares or ADSs, as part of the solicitation of proxies by Tongjitang’s board of directors for use at the extraordinary general meeting described below.

Date, Time and Place of the Extraordinary General Meeting

The extraordinary general meeting will be held at Tongjitang’s corporate headquarters, located at 5th Floor, Block B, Nanshan Medical Device Park, 1019 Nanhai Avenue, Nanshan District, Shenzhen, 518067 Guangdong Province, the People’s Republic of China on ___________, 2011, at __________, China time.

Proposals to be Considered at the Extraordinary General Meeting

At the meeting, you will be asked to consider and vote upon:

•	a proposal to approve the merger and approve and adopt the Merger Agreement and the other transactions contemplated thereby
•	a proposal to adjourn or postpone the extraordinary general meeting, if necessary or appropriate, to solicit additional proxies in the event that there are insufficient votes at the time of the meeting to approve the merger and approve and adopt the Merger Agreement and the other transactions contemplated thereby; and
•	such other business as may properly come before the extraordinary general meeting or any adjournment or postponement of the extraordinary general meeting.

If the proposed merger is completed, each Share, including Shares represented by ADSs, issued and outstanding immediately prior to the effective time of the merger, other than the Shares and ADS s held by Hanmax and Fosun and their respective subsidiaries and Shares held by holders who have duly and validly exercised and have not effectively withdrawn or lost their dissenting and appraisal rights under Cayman Islands law with respect to the merger (“Excluded Shares”) shall be cancelled in exchange for the right to receive the per Share merger consideration of $1.125 per Share. Each ADS issued and outstanding immediately prior to the effective time of the merger, other than ADSs held by Hanmax and Fosun and their respective subsidiaries shall represent the right to receive the per ADS merger consideration of $4.50 per ADS pursuant to the terms and conditions set forth in the Deposit Agreement. At the effective time of the merger, all of the Shares shall cease to be outstanding, shall be cancelled and shall cease to exist. Each share certificate or book-entry share (other than Excluded Shares) shall thereafter represent only the right to receive the per Share merger consideration without interest, and any Shares held by dissenting shareholders shall thereafter represent only the right to receive the fair value of their Shares as determined under the Cayman Islands law.

Our Board’s Recommendation

Our board of directors, acting upon the unanimous recommendation of the independent committee of our board of directors:

•	determined that the merger, the terms thereof and the related transactions contemplated by the Merger Agreement are advisable and substantively and procedurally fair to, and in the best interests of Tongjitang and its unaffiliated shareholders (by which we mean, for purposes of this determination, our shareholders other than Hannax, Fosun, Mr. Xiaochun Wang, Merger Sub and their respective affiliates);
•	declared advisable and approved the Merger Agreement, the merger and the other transactions contemplated thereby; and
•	recommends that Tongjitang’s shareholders vote FOR the adoption of the Merger Agreement.

Record Date; Shares Entitled to Vote

Only holders of record of Shares as of the close of business on ___________, 2011 are entitled to vote at, the extraordinary general meeting and any adjournment or postponement of the extraordinary general meeting. Each outstanding Share on the record date entitles the holder to one vote on each matter submitted to shareholders for approval at the extraordinary general meeting. As of the record date, there were ____________ Shares outstanding and entitled to be voted on the proposals to be considered at the extraordinary general meeting. The depositary is the shareholder of record in relation to the Shares underlying the ADSs. Instructions for voting for holders of ADSs are set out in “Procedures for Voting” below.

Quorum

A quorum of our shareholders is necessary to have a valid shareholders’ meeting. The required quorum for the transaction of business at the extraordinary general meeting is the presence, in person or by proxy, of a majority of our outstanding Shares. Both abstentions and broker “non-votes” will be counted as present for purposes of determining the existence of a quorum. Accordingly, Shares represented by ADSs will be counted as present for purposes of determining the existence of a quorum. In the event that a quorum is not present at the extraordinary general meeting, we currently expect that we will adjourn or postpone the extraordinary general meeting to solicit additional proxies in favor of the adoption of the Merger Agreement.

Vote Required

Under Cayman Islands law, and pursuant to the Merger Agreement, we cannot complete the proposed merger unless the Merger Agreement is adopted by a majority in number of shareholders representing at least 75% in value of the Shares present and voting in person or by proxy as a single class and entitled to vote on such matter at the extraordinary general meeting. The approval of the Merger Agreement does not require the vote of a majority of unaffiliated shareholders. Pursuant to the terms of the Merger Agreement, provided that our board of directors does not change its recommendation, each of Hanmax and Fosun agreed (i) to vote or cause to be voted all of the Shares beneficially owned by them in favor of the adoption of the Merger Agreement at the extraordinary general meeting; and (ii) not to enter into any agreement or understanding with any person to vote or give instructions to vote, or make any public announcement that is in any manner inconsistent with their voting obligations under the Merger Agreement. To the extent known by the Company after making reasonable inquiry, no executive officer, director or affiliate of the Company (other than as set forth under “Security Ownership of Certain Beneficial Owners and Management of Tongjitang” below) or any of the executive officers and directors of the Filing Persons currently hold any securities of Tongjitang. Therefore, none of these persons will sell or vote their securities in relation to the merger.

Procedures for Voting

Shares

Holders of record of our Shares may vote their Shares by attending the extraordinary general meeting and voting their Shares in person, or by completing the enclosed proxy card, dating and signing it and mailing it in the enclosed envelope, or submit your vote via the Internet or by telephone.

Shareholders who hold their Shares or ADSs in “street name,” meaning in the name of a bank, broker or other person who is the record holder, must either direct the record holder of their Shares or ADSs how to vote their Shares or obtain a proxy from the record holder to vote their Shares at the extraordinary general meeting.

Shareholders who have questions or requests for assistance in completing and submitting proxy cards should contact Okapi Partners LLC at (212) 297-0720 or toll free in the US at (877) 796-5276.

ADSs

If you own ADSs, you cannot vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the holder of the Shares underlying the ADSs) how to vote the Shares underlying your ADSs by completing and signing the enclosed ADS Voting Instruction Card and returning it in accordance with the instructions printed on it as soon as possible but, in any event, so as to be received by the ADS depositary no later than _________a.m. (New York time) on _________, 2011. The ADS depositary shall endeavor, in so far as practicable, to vote or cause to be voted the number of Shares represented by your ADSs in accordance with your voting instructions. If the ADS depositary timely receives voting instructions from an ADS owner which fail to specify the manner in which the ADS depositary is to vote the Shares represented by ADSs held by such ADS owner, such ADS owner is deemed to have instructed the ADS depositary to vote in favor of the items set forth in the voting instructions. If you hold your ADSs through a financial intermediary such as a broker, you must rely on the procedures of the financial intermediary through which you hold your ADSs if you wish to vote.

For purposes of counting the number of shareholders voting for the merger, the ADS depositary will count as one person and will vote in accordance with the majority of the instructions it has received from the ADS holders by _______a.m. (New York time) on ____________, 2011. For example, if the ADS depositary has received instructions from ADS holders holding 100 ADSs to vote for the merger and instructions from ADS holders holding 80 ADSs to vote against the merger by _______a.m. (New York time) on ____________, 2011, the ADS depositary will be counted as one shareholder voting for the merger.

Voting of Proxies and Failure to Vote

All Shares represented by properly executed proxies received in time for the extraordinary general meeting will be voted at the extraordinary general meeting in the manner specified by the holder. If a shareholder returns a properly signed proxy card but does not indicate how the shareholder wants to vote, Shares represented by that proxy card will be voted FOR approval of the merger and approval and adoption of the Merger Agreement and the other transactions contemplated thereby and FOR approval of the proposal to adjourn or postpone the extraordinary general meeting to a later date to solicit additional proxies in favour of the adoption of the Merger Agreement in the event that there are not sufficient votes represented at the extraordinary general meeting to adopt the Merger Agreement.

If a shareholder fails to vote by proxy or in person, it will be more difficult for Tongjitang to obtain the necessary quorum to transact business at the extraordinary general meeting, because approval of the merger and approval and adoption of the Merger Agreement and the other transactions contemplated thereby require approval by the affirmative vote of the holders of a majority in number of our outstanding Shares present, in person or by proxy, at the extraordinary general meeting.

Brokers or other nominees who hold our Shares in “street name” for customers who are the beneficial owners of such Shares may not give a proxy to vote those customers’ Shares in the absence of specific instructions from those customers. Broker non-votes will be counted toward a quorum but will not be treated as voted at the extraordinary general meeting.

Revocability of Proxies

Holders of our Shares may revoke their proxies by notification to the Company in writing at any time prior to the shareholder vote at the extraordinary general meeting. A shareholder can do this in one of three ways:

•	First, a shareholder can revoke a proxy by written notice of revocation filed at our registered office before the extraordinary general meeting. Any written notice revoking a proxy should also be sent to Tongjitang Chinese Medicines Company, 5th Floor, Block B, Nanshan Medical Device Park, 1019 Nanhai Avenue, Nanshan District, Shenzhen, Guangdong Province 518067, People’s Republic of China.
•	Second, a shareholder can complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company no less than 48 hours prior to the extraordinary general meeting.
•	Third, a shareholder can attend the meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the shareholder actually votes at the extraordinary general meeting. If a shareholder has instructed a broker to vote the shareholder’s Shares, the shareholder must follow directions received from the broker to change those instructions.

If you own ADSs, you may not change your vote once you have delivered your ADS Voting Instruction Card to the ADS depositary.

Solicitation of Proxies

We have engaged Okapi Partners LLC to assist in the solicitation of proxies from banks, brokerage firms, nominees, institutional holders and individual investors for the extraordinary general meeting. We expect that Okapi Partner’s fees for its services will be approximately $7,000 plus certain costs associated with telephone solicitations, if required. In addition, proxies may be solicited by mail, in person, by telephone, by internet or by facsimile by certain of our officers, directors and employees. These persons will receive no additional compensation for solicitation of proxies but may be reimbursed for reasonable out-of-pocket expenses. We will reimburse banks, brokers, nominees, custodians and fiduciaries for their reasonable expenses in forwarding copies of this proxy statement to the beneficial owners of our Shares and in obtaining voting instructions from those owners. We will pay all expenses of filing, printing and mailing this proxy statement.

Other Business

We are not currently aware of any business to be acted upon at the extraordinary general meeting other than the matters discussed in this proxy statement.

THE MERGER AGREEMENT

This section of the proxy statement describes the material terms of the Merger Agreement but does not purport to describe all the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached as Annex A to this proxy statement and is incorporated into this proxy statement by reference. We urge you to read the full text of the Merger Agreement because it is the legal document that governs the proposed merger. This description of the Merger Agreement has been included to provide you with information regarding its terms.

Structure and Completion of the Proposed Merger

The Merger Agreement provides for the merger of Merger Sub with and into Tongjitang upon the terms, and subject to the conditions, of the Merger Agreement. If the proposed merger is completed, Tongjitang will cease to be a publicly-traded company. Following the satisfaction or waiver of the conditions to the proposed merger, the proposed merger will become effective at the effective time of the merger, i.e., time when the plan of merger to be filed with the Cayman Islands Companies Registrar has been registered by the Registrar of the Cayman Islands Companies Registrar (or at a later time, if agreed upon by Merger Sub and Tongjitang and specified in such plan of merger).

We expect that the proposed merger will be completed during the first calendar quarter of 2011, after all conditions to the proposed merger have been satisfied or waived. We cannot specify when, or assure you that, all conditions to the proposed merger will be satisfied or waived, however, we intend to complete the proposed merger as promptly as practicable.

Memorandum and Articles of Association; Directors and Officers of the Surviving Corporation

Upon completion of the proposed merger, the memorandum and articles of association of Merger Sub as in effect at the effective time of the merger will be the memorandum and articles of association of Tongjitang as the surviving corporation. The directors of Merger Sub at the effective time of the merger will become the directors of Tongjitang and the executive officers of Tongjitang except Mr. Charles Chong Guang Wang will remain the executive officers of the Tongjitang, unless otherwise determined by Hanmax and Fosun prior to the effective time of the merger.

Merger Consideration

Each Share issued and outstanding immediately prior to the effective time of the merger will be cancelled in exchange for the right to receive $1.125 in cash per Share ($4.50 per ADS) without interest and less any applicable taxes, other than the following Shares:

•	Shares owned by Fosun, Hanmax, or any other direct or indirect wholly owned subsidiary of Tongjitang, Fosun or Hanmax (other than Shares held on behalf of third parties); and
•	Shares owned by holders who have duly and validly exercised and not effectively withdrawn or lost their dissenting and appraisal rights pursuant to Section 238 of the Cayman Islands Companies Law.

After the effective time of the merger, each holder of any of our Shares (other than Shares for which appraisal rights have been duly and validly exercised and not withdrawn or lost) will no longer have any rights with respect to the Shares, except for the right to receive the merger consideration.

Treatment of Share Plans

At the effective time of the merger, each outstanding option to purchase our Shares under Tongjitang’s share incentive plan, vested or unvested, will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a cash payment equal to the number of Shares underlying such option multiplied by the amount by which $1.125 exceeds the exercise price of such option. As the exercise prices of the share options under Tongjitang’s share option plan are greater than the per Share merger consideration of $1.125, no director, executive officer or any other option holder will receive cash consideration in respect of their share options granted under Tongjitang’s share option plan.

No Solicitation of Company Acquisition Proposals; No Adverse Recommendation Changes

Non-Solicitation.  We have agreed not to, directly or indirectly, initiate, solicit or knowingly encourage any inquiries or the making of any proposal or offer that constitutes or could reasonably be expected to lead to, any company acquisition proposal, or engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information to any person relating to, any company acquisition proposals, or otherwise knowingly facilitate any effort or attempt to make a company acquisition proposal.

Prior to obtaining shareholder approval of the Merger Agreement, Tongjitang may, however, furnish information to and participate in discussions or negotiations with persons making company acquisition proposals if:

•	our board of directors believes in good faith that such acquisition proposal is bona fide;
•	such acquisition proposal provides for the acquisition of more than 50% of our assets (on a consolidated basis) or total voting power of our equity securities; and
•	our board of directors concludes in good faith, after consultation with its financial advisors and outside legal counsel, that such acquisition proposal constitutes (in the event our board of directors proposes to approve, recommend or otherwise declare advisable such acquisition proposal) or is reasonably likely to result in a superior proposal.

We are also permitted to participate in discussions or negotiations with any person making any acquisition proposal that is consistent with the terms described above.

In the cases described above, we are not permitted to disclose any non-public information to a person without entering into a confidentiality agreement that contains provisions that are no less favorable in the aggregate to us than those contained in our confidentiality agreement with Hanmax and Fosun. In addition, we will promptly provide to Hanmax and Fosun any non-public information provided to such other person which was not previously provided to Hanmax and Fosun.

We have agreed to promptly (and, in any event, within 24 hours) notify Hanmax and Fosun if any proposals or offers with respect to an acquisition proposal are received by, any such information is requested from, or any such discussions or negotiation are sought to be initiated or continued with, us or any of our representatives indicating the name of such person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements), and to keep Hanmax and Fosun informed, on a reasonably current basis, of the status and terms of any such proposals or offers (including any amendments).

No Adverse Recommendation Change.  Our board of directors has unanimously resolved to recommend that our shareholders adopt the Merger Agreement. However, if our board of directors determines in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with the board’s fiduciary duties to our shareholders under applicable law, it may, at any time prior to, but not after, the adoption of the Merger Agreement by our shareholders:

•	withhold, withdraw, qualify or modify, or publicly propose to withhold, withdraw, qualify or modify, in a manner adverse to Hanmax and Fosun, its recommendation that our shareholders adopt the Merger Agreement; or
•	enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement relating to any acquisition proposal.

However, in order to enter into an agreement relating to an acquisition proposal, our board must also have determined in good faith, after consultation with our financial advisors, that such acquisition proposal is a superior proposal and remains so after our board follows the procedures described below.

To the extent our board of directors proposes to take the foregoing actions with regard to its recommendation, it may only do so if:

•	we have not materially breached our obligations under the no solicitation provision of the Merger Agreement;
•	we have given Hanmax and Fosun at least 72 hours notice of our intention to change our recommendation or terminate the Merger Agreement; and
•	prior to terminating the Merger Agreement, our board of directors has taken into account any changes to the terms of the Merger Agreement proposed by Hanmax and Fosun and other information provided by Hanmax and Fosun during such 72-hour period.

Any material amendment to an acquisition proposal will be deemed a new acquisition proposal that will entitle Hanmax and Fosun to an additional 72 hour period to propose changes to the Merger Agreement and provide additional information.

In addition, we are not entitled to enter into any agreement with respect to a superior proposal unless we have concurrently paid to Hanmax and Fosun the applicable termination fee as described in further detail in “— Termination Fees” beginning on page 68.

Representations and Warranties

In the Merger Agreement, Tongjitang makes representations and warranties relating to, among other things:

•	the corporate organization, good standing and qualification of Tongjitang and its subsidiaries;
•	its capital structure;
•	its corporate power and authority to enter into the Merger Agreement;
•	required regulatory filings, consents and approvals of governmental entities;
•	Tongjitang’s financial statements filed with the SEC and related matters;
•	compliance with the Sarbanes-Oxley Act;
•	absence of certain changes since December 31, 2009;
•	absence of litigation and unknown liabilities of Tongjitang;
•	employee benefits;
•	compliance with laws;
•	material contracts;
•	properties of Tongjitang and its subsidiaries;
•	lack of applicability of takeover statutes to the merger;
•	environmental matters;
•	taxes;
•	labor matters;
•	intellectual property;
•	insurance; and
•	brokers and finders.

Contemporaneously with the execution of Merger Agreement, Mr. Xiaochun Wang delivered a letter to the Company stating that he has reviewed and understood the Company’s representations and warranties set forth in the Merger Agreement and was not aware of any breach or inaccuracies of such representations and warranties as of the date of the Merger Agreement.

In addition, on the same day, Mr. Wang delivered a certificate to Fosun certifying that the above-mentioned representations and warranties provided by the Company were true and correct in all respects as of the date of such certificate.

In the Merger Agreement, Fosun, Hanmax and Merger Sub each makes representations and warranties relating to:

•	the corporate organization, good standing and qualification of Fosun, Hanmax and Merger Sub;
•	corporate power and authority to enter into and consummate the transactions contemplated by the Merger Agreement;
•	required regulatory filings, consents and approvals of governmental entities;
•	the availability of the funds necessary to perform their obligations under the Merger Agreement;
•	the capitalization of Merger Sub;
•	brokers and finders;
•	the accuracy of the information supplied for this proxy statement and the related Schedule 13E-3;
•	solvency of the surviving corporation immediately after the effective time of the merger; and
•	their title of our Shares.

Conduct of Business Prior to Closing

We have agreed in the Merger Agreement that, until the effective time of the merger, except as expressly contemplated by the Merger Agreement or required by applicable law, we and our subsidiaries will:

•	operate our businesses in all material respects in the ordinary and usual course of business; and
•	to the extent consistent with the above, use commercially reasonable efforts to preserve our business organizations and maintain existing relations and goodwill with governmental entities, customers, suppliers, licensors, licensees, distributors, creditors, lessors, employees and business associates.

We have also agreed that, until the consummation of the merger, except as expressly contemplated by the Merger Agreement or required by applicable law or consented to in writing by Hanmax and Fosun (which consent will not be unreasonably withheld or delayed) or set forth in the disclosure schedule that we delivered to Hanmax and Fosun in connection with the execution of the Merger Agreement, we and our subsidiaries will not:

•	adopt or propose any change in our organizational or governing documents;
•	merge or consolidate Tongjitang or any of its subsidiaries (except for transactions with wholly owned subsidiaries);
•	restructure, reorganize, liquidate or otherwise enter into any contracts imposing material changes or restrictions on our assets, operations or businesses, other than in the ordinary course;
•	acquire stock or assets other than in the ordinary course of business or, if outside the ordinary course of business, in an amount not to exceed $1 million for any transaction or related series of transactions;
•	issue, sell, pledge, transfer or otherwise dispose of any Shares of capital stock of Tongjitang and its subsidiaries or any rights to acquire Tongjitang securities (other than issuances of Shares pursuant to outstanding awards under Tongjitang’s equity award plans);
•	create or incur any lien on intellectual property owned or exclusively licensed by Tongjitang or its subsidiaries or on other material intellectual property or on assets having a value in excess of $1 million;

•	make any loans, advances, guarantees or capital contributions or investments (other than to Tongjitang or its wholly owned subsidiaries) in excess of $1 million in the aggregate, except pursuant to contracts in effect as of the date of the Merger Agreement which have been either filed as exhibits to the company reports filed with the SEC or identified in the disclosure schedule;
•	declare or pay dividends (except for dividends paid by any subsidiaries in the ordinary course consistent with past practice) or enter into any contract with respect to the voting of Tongjitang’s capital stock;
•	reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, any Tongjitang capital stock;
•	incur, alter, amend or modify any indebtedness for borrowed money or guarantee of a third party’s indebtedness (other than ordinary course borrowing consistent with past practice that does not exceed $1 million in the aggregate, including any borrowings under the existing credit facilities and such other actions taken in the ordinary course of business consistent with past practice);
•	issue or sell any debt securities or warrants or other rights to acquire any debt security of Tongjitang or any of its subsidiaries;
•	make or authorize capital expenditures in excess of $300,000 per project or related series of projects of $1 million in the aggregate, other than expenditures necessary to maintain existing assets in good repair and expenditures contemplated by Tongjitang’s budget and approved development plans as of the date of the Merger Agreement;
•	make material changes in accounting policies or procedures, except as required by changes in United States Generally Accepted Accounting Principles (“U.S. GAAP”) or applicable law;
•	settle any action before a governmental authority or any obligation or liability of Tongjitang above a certain threshold amount;
•	engage in the conduct of any new line of business material to Tongjitang and its subsidiaries taken as a whole;
•	create any new subsidiaries;
•	enter into, amend or modify in any material respect or terminate, or waive any material rights under, any material contract, intellectual property contract or material manufacturing or supply agreement that is reasonably expected to result in a material adverse effect;
•	make any tax election, amend any tax return, settle any controversy with respect to taxes or change any method of tax accounting;
•	transfer, sell or otherwise dispose of (i) any of Tongjitang’s material intellectual property, other than pursuant to non-material contracts granted in the ordinary course of business or (ii) any of Tongjitang’s material assets, product lines or businesses, except for dispositions in the ordinary course of business and sale of obsolete assets or other dispositions of less than $500,000 in the aggregate; and
•	except pursuant to written, binding plans or as required by applicable law, grant or provide any severance or termination payments or benefits to any director, officer or employee other than normal payments and benefits in the ordinary course of business consistent with past practice; increase the compensation, bonus or benefits of, pay any bonus to, or make any new equity awards to any director, officer or employee (except to non-officer employees in the ordinary course of business consistent with past practice); establish, adopt, amend or terminate any Tongjitang benefit plan (except as required by law) or amend the terms of any outstanding equity-based awards; accelerate vesting or payment, or fund or secure payment, of compensation or benefits under any Tongjitang benefit plan (if not already contemplated by such plan); materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Tongjitang benefit plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as required by U.S. GAAP; and forgive any loans made to directors, officers or employees of Tongjitang or its subsidiaries.

Fosun, Hanmax and Merger Sub have agreed not to take any action that is reasonably likely to prevent or materially impair the consummation of the merger.

Financing

Prior to the date of the Merger Agreement, Hanmax delivered to Tongjitang a copy of the executed Facility Agreement pursuant to which, subject to satisfaction or waiver of the conditions set forth therein, CITIC, an unaffiliated third-party lender, has agreed to provide debt financing to Hanmax, the proceeds of which must be used to consummate the merger.

The Merger Agreement requires Hanmax to use its commercially reasonable efforts to take all actions and to do all things reasonably necessary, proper or advisable to satisfy the disclosed conditions to the Facility Agreement, and to consummate the financing on the terms and conditions described in the Facility Agreement (or on other terms that would not adversely impact the ability of Hanmax to timely consummate the merger), including using commercially reasonable efforts to satisfy on a timely basis all covenants, terms and conditions applicable to Hanmax in the Facility Agreement that are within its control, including the disclosed conditions. In the event that all conditions in the Facility Agreement required to be satisfied by Hanmax (other than any condition waived by CITIC) have been satisfied, or upon funding, will be satisfied, in Hanmax’s good faith judgment, Hanmax must use its commercially reasonable efforts to cause the lenders to fund the financing at the effective time of the merger (“Financing Date”) and otherwise enforce its rights under the Facility Agreement. Hanmax has agreed that it is not permitted to, without the prior written consent of Tongjitang, it will not take or fail to take any action or enter into any transaction that could reasonably be expected to materially impair, delay or prevent obtaining the financing. Hanmax has agreed to give Tongjitang prompt notice of any material breach by any party under the Facility Agreement of which Hanmax becomes aware or any communications from any lender to the effect that it may not provide any portion of the financing contemplated by the Facility Agreement. In the event that any portion of the financing becomes unavailable in the manner or from the sources contemplated in the Facility Agreement despite Hanmax’s commercially reasonable efforts to obtain the financing, Hanmax must (i) promptly notify Tongjitang, and (ii) use its commercially reasonable efforts to arrange to obtain any such portion of the financing from alternative sources, on terms that are no less favorable to Hanmax, as promptly as practicable following the occurrence of such event, including entering into definitive agreements with respect thereto. Hanmax must keep Tongjitang reasonably informed of the status of Hanmax’s efforts to arrange the financing.

The Merger Agreement requires Tongjitang to reasonably cooperate in connection with the arrangement of the financing as may be reasonably requested by Hanmax (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of Tongjitang and its subsidiaries). Such cooperation by Tongjitang and its subsidiaries includes, at the reasonable request of Hanmax, (i) delivering such officer’s and other certificates as required by the Facility Agreement and as are, in the good faith determination of the persons executing such certificates, accurate; (ii) entering into such agreements and arrangements as required by the Facility Agreement, provided that no obligations of Tongjitang and its subsidiaries under such agreements and arrangement will be effective until the effective time of the merger; (iii) using its commercially reasonable efforts to cause its independent registered public accountants to deliver such comfort letters as required by the Facility Agreement; (iv) providing Hanmax and its financing sources as promptly as practicable with financial and other pertinent information with respect to Tongjitang and its subsidiaries as required by the Facility Agreement; (v) making Tongjitang’s executive officers and other relevant employees reasonably available to assist the lenders providing the financing; and (vi) taking all corporate actions, subject to the occurrence of the closing under the Merger Agreement, to permit consummation of the financing and the direct borrowing or incurrence of all proceeds of the financing by the surviving corporation immediately following the effective time of the merger.

Conditions to the Merger

Conditions to Each Party’s Obligations.  Each party’s obligation to complete the merger is subject to the satisfaction or waiver at or prior to the closing date of each of the following conditions:

•	the Merger Agreement shall have been duly adopted by holders of a majority in number representing at least 75% in value of the Shares present and voting together as one class in person or by proxy at the shareholders meeting of Tongjitang;
•	all governmental and third party consents required to be obtained prior to the effective time of the merger by Tongjitang, Hanmax or Fosun shall have been obtained; and
•	no court or other governmental entity shall have enacted, issued, promulgated, enforced or entered any law (temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the merger.

Conditions to Hanmax, Fosun and Merger Sub’s Obligations.  The obligations of Hanmax, Fosun and Merger Sub to complete the merger is subject to the satisfaction or waiver at or prior to the closing date of each of the following additional conditions:

•	as of the date of the Merger Agreement and as of the closing date, our representations and warranties must be true and correct (unless such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date);
•	we must have performed in all material respects all obligations required to be performed under the Merger Agreement at or prior to the closing date;
•	since the date of the Merger Agreement, there must not have been any change, event, circumstance or development that has had, or would be reasonably likely to have, a material adverse effect on the Company;
•	we must deliver to Hanmax and Fosun at closing a certificate with respect to the satisfaction of the foregoing conditions relating to representations, warranties and obligations; and
•	the holders of more than 5% of the Shares shall not have validly served a notice of dissent under Section 238(5) of the Cayman Islands Companies Law.

Conditions to Tongjitang’s Obligations.  Our obligation to complete the merger is subject to the satisfaction or waiver at or prior to the closing date of each of the following additional conditions:

•	as of the date of the Merger Agreement and as of the closing date (unless such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date), representations and warranties of Fosun, Hanmax and Merger Sub must be true and correct in all material respects;
•	Fosun, Hanmax and Merger Sub must have performed in all material respects all obligations required to be performed by them under the Merger Agreement at or prior to the closing date;
•	Fosun, Hanmax and Merger Sub must deliver to us at closing a certificate with respect to the satisfaction of the foregoing conditions relating to representations, warranties and obligations; and
•	Hanmax shall have delivered a notification from CITIC on behalf of the lenders under the Facility Agreement confirming that all of disclosed conditions to the Facility Agreement have been satisfied, except for the evidence of the issuance of the certificate of merger by the Cayman Islands Companies Registrar and any conditions that have been waived by CITIC.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the consummation of the merger, whether before or after shareholder approval has been obtained:

•	by mutual written consent of Tongjitang, Hanmax and Fosun;

•	by either Hanmax and Fosun, on the one hand, or Tongjitang, on the other, if:
•	the merger is not completed on or before March 31, 2011, the Termination Date, so long as the failure of the merger to be completed by such date is not the result of, or caused by, the failure of the terminating party to comply in all material respects with the covenants and agreements set forth in the Merger Agreement;
•	our shareholders do not adopt the Merger Agreement at the extraordinary general meeting or any adjournment or postponement thereof; or
•	any order, decree or ruling permanently restraining, enjoining or otherwise prohibiting consummation of the merger shall become final and non-appealable;

provided, that the party seeking to terminate the Merger Agreement has not breached in any material respect its obligations under the Merger Agreement in any manner that shall have resulted in the failure of a condition to the consummation of the merger;

•	by Tongjitang, if:
•	prior to obtaining shareholder approval, Tongjitang terminates the Merger Agreement in order to enter into an agreement with respect to a superior proposal and, concurrently with such termination, pays Hanmax and Fosun the required termination fee;
•	any of Fosun, Hanmax or Merger Sub has breached any of its representations, warranties, covenants or agreements under the Merger Agreement, or any such representation or warranty made by them shall have become untrue, such that certain conditions to closing would not be satisfied and such breach or condition is not curable, or if curable, is not cured, within the earlier of 30 days after written notice of such breach or the Termination Date; or
•	Hanmax is unable to obtain financing on the Financing Date after complying with its obligations under in the Merger Agreement;
•	by Hanmax and Fosun, if:
•	our board of directors adversely changes or withdraws its recommendation that our shareholders adopt the Merger Agreement;
•	our board of directors approves, endorses or recommends an acquisition proposal other than the proposed merger with Merger Sub; or
•	we have breached any of our representations, warranties, covenants or agreements under the Merger Agreement, or any such representation or warranty made by us shall have become untrue, such that certain conditions to closing would not be satisfied and such breach or condition is not curable, or if curable, is not cured, within the earlier of 30 days after written notice of such breach or the Termination Date.

Termination Fees

In the event that (i) a bona fide acquisition proposal is made to Tongjitang or any person shall have publicly announced an intention (whether or not conditional) to make a bona fide acquisition proposal with respect to Tongjitang (and such acquisition proposal or publicly announced intention is not publicly withdrawn without qualification a specified number of days prior to the date of the shareholders meeting) and thereafter the Merger Agreement is terminated by either Hanmax and Fosun acting together or Tongjitang, (ii) the Merger Agreement is terminated by (A) Hanmax and Fosun due to a change in the recommendation of our board of directors or our breach of representations, warranties or covenants set forth in the Merger Agreement or (B) Tongjitang due to the failure to obtain the requisite shareholder approval of the merger at the extraordinary general meeting and, on or prior to the date of the shareholders meeting any event giving rise to Fosun’s and Hanmax’s right to terminate shall have occurred or (iii) the Merger Agreement is terminated by Tongjitang due to its board of directors effecting a change of recommendation, then, in each case, Tongjitang shall promptly, but in no event later than five business days after the date of such termination, pay Fosun, Hanmax and Merger Sub an aggregate termination fee of $2.5 million.

In the event that the Merger Agreement is terminated (i) due to a breach of any representations, warranties, covenants or agreements made by Fosun, Hanmax or Merger Sub, then such breaching party shall promptly but in no event later than five business days after the date of such termination, pay Tongjitang a termination fee in the amount of $2.5 million, or (ii) due to Hanmax’s inability to obtain financing, then Hanmax shall promptly, but in no event later than five business days after the date of such termination, pay Tongjitang a termination fee in the amount of $2.0 million, plus in each case all out-of-pocket costs and expenses incurred by Tongjitang and its subsidiaries in connection with the proposed merger, including without limitation all legal and financial advisory fees, fees of the independent committee members, and other fees and expenses incurred by Tongjitang and its subsidiaries in negotiating and executing the Merger Agreement , provided, however, that no such termination fee shall become payable if the failure to obtain such financing is caused by Tongjitang’s breach of its representations and warranties set forth in the Merger Agreement or Tongjitang’s failure to comply with its requirements set forth in the Merger Agreement related to such financing.

Modification or Amendment; Waiver of Conditions

The Merger Agreement may be amended with the approval of the respective boards of directors of the parties at any time, provided that (a), in the case of Tongjitang, the board of directors of Tongjitang and the independent committee have approved such amendment in writing, and (b) after any such adoption of the Merger Agreement by the requisite shareholder vote, no amendment shall be made which by law requires further approval of the shareholders of Tongjitang without the further approval of such shareholders.

At any time before the consummation of the merger, each of the parties to the Merger Agreement may waive compliance with any of the agreements or conditions contained in the Merger Agreement to the extent permitted by applicable law.

PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS

No provision has been made to (i) grant Tongjitang’s unaffiliated shareholders or ADS holders access to corporate files of Tongjitang and other parties to the proposed merger or any of their respective affiliates or (ii) to obtain counsel or appraisal services at the expense of Tongjitang or any other such party or affiliate.

DISSENTERS’ RIGHTS

The following is a summary of the rights of holders of Tongjitang’s Shares to object to the merger and receive cash equal to the appraised fair value of their Shares (“Dissenters’ Rights”). If you are contemplating the possibility of objecting to the merger, you should carefully review the complete text of Section 238 of the Cayman Islands Companies Law, a copy of which is attached as Annex C to this proxy statement, particularly the procedural steps required to perfect Dissenters’ Rights, which are complex. You should also consult your legal counsel. If you do not fully and precisely satisfy the procedural requirements of the Companies Law, you will lose your Dissenters’ Rights.

Requirements for Exercising Dissenters’ Rights

A dissenting registered shareholder of Tongjitang is entitled to payment of the fair value of his Shares upon dissenting to the Merger Agreement.

The exercise of your Dissenters’ Rights will preclude the exercise of any other rights in connection with the merger, other than the right to seek relief on the grounds that the merger is void or unlawful. To preserve your Dissenters’ Rights, the following procedures must be followed:

•	You must give written notice of objection (“Notice of Objection”) to Tongjitang prior to the vote to approve the Merger. The Notice of Objection must include a statement that you propose to demand payment for your Shares if the merger is approved;
•	Within 20 days immediately following the date on which the vote approving the merger was made, Tongjitang must give written notice of the approval (“Approval Notice”) to all Dissenting Shareholders who have served a Notice of Objection;
•	Within 20 days immediately following the date on which the Approval Notice was given (the “Dissent Period”), the Dissenting Shareholder must give a written notice of his decision to dissent (a “Notice of Dissent”) to Tongjitang stating his name and address, the number and class of Shares with respect to which he dissents and demanding payment of the fair value of his Shares;
•	Within seven days immediately following (i) the date of expiry of the Dissent Period or (ii) the date on which the plan of merger is filed with the Registrar of Companies of the Cayman Islands, whichever is later, Tongjitang, as the surviving corporation, must make a written offer (a “Fair Value Offer”) to each Dissenting Shareholder to purchase their Shares at a price determined by Tongjitang to be the fair value of such Shares;
•	If, within 30 days immediately following the date of the Fair Value Offer, Tongjitang and the Dissenting Shareholder fail to agree on a price at which Tongjitang will purchase the Dissenting Shareholder’s Shares, then, within 20 days immediately following the date of the expiry of such 30-day period, Tongjitang must, and the Dissenting Shareholder may, file a petition with the Grand Court of the Cayman Islands (the “Grand Court”) for a determination of the fair value of the Shares held by all Dissenting Shareholders who have served a Notice of Dissent and who have not agreed with Tongjitang as to fair value.
•	If a petition is timely filed, the Grand Court will determine at a hearing which shareholders are entitled to Dissenters’ Rights and will determine the fair value of the Shares of Tongjitang Shares held by those shareholders.

All notices and petitions must be executed by or for the shareholder of record, fully and correctly, as such shareholder’s name appears on register of members of Tongjitang. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, these notices must be executed by or for the fiduciary. If the Shares are owned by or for more than one person such notices and petitions must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the notices or petitions for a shareholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the notice, he is acting as agent for the record owner. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized above and in a timely manner to perfect whatever Dissenters’ Rights the beneficial owner may have.

You must be a holder of Shares in order to exercise your Dissenters’ Rights. A holder of ADRs evidencing ADSs representing Shares held by the depositary who wishes to dissent must surrender his or her ADSs at the Corporate Trust Office of the ADS depositary and pay the fee of ADS depositary to withdraw his or her Shares in order to become a record holder of such Shares and comply with the procedures described above in order to perfect the Dissenters’ Rights with respect to the Shares prior to the extraordinary general meeting. The ADS depositary will not exercise Dissenters’ Rights on behalf of a holder of ADRs and any Notice of Dissent delivered to the depositary will not be effective under the Cayman Islands law. If you wish to surrender your ADSs, please contact the Depositary at (212) 815-2231.

If you do not satisfy each of these requirements, you cannot exercise Dissenters’ Rights and will be bound by the terms of the Merger Agreement. Submitting a proxy card that does not direct how the Shares represented by that proxy are to be voted will constitute a vote FOR approval of the merger and approval and adoption of the Merger Agreement and the other transactions contemplated thereby and a waiver of your Dissenters’ Rights. In addition, failure to vote your Shares, or a vote against approval of the merger and approval and adoption of the Merger Agreement and the other transactions contemplated thereby, will not satisfy the notice requirement referred to above. You must send all notices to Tongjitang to 5th Floor, Block B, Nanshan Medical Device Park, 1019 Nanhai Avenue, Nanshan District, Shenzhen, 518067 Guangdong Province, the People’s Republic of China.

If you are considering dissenting, you should be aware that the fair value of your Shares determined under Section 238 of the Cayman Islands Companies Law could be more than, the same as, or less than the $1.125 in cash without interest and less any applicable taxes for each Share of Tongjitang that you would otherwise receive as consideration in the merger. In addition, in any proceedings for determination of the fair value of Shares covered by a Notice of Dissent, the Company and the Buyer Parties intend to assert that the per Share merger consideration of $1.125 is equal to the fair value of each of your Shares.

The provisions of Section 238 of the Cayman Islands Companies Law are technical and complex. If you fail to comply strictly with the procedures of Section 238, you will lose your Dissenters’ Rights. You should consult legal counsel if you wish to exercise Dissenters’ Rights.

FINANCIAL INFORMATION

Unless otherwise stated, all translations from Renminbi to U.S. dollars in this section have been made at the rate of RMB6.8259 to $1.00, which was the noon buying rate as of December 31, 2009 in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or dollar amounts referred to in this section could have been or could be converted into dollars or Renminbi, as the case may be, at any particular rate, or at all.

Selected Historical Financial Information

The following sets forth summary historical consolidated financial information of Tongjitang for each of the two years ended December 31, 2008 and 2009. The historical financial information as of December 31, 2008 and 2009 has been derived from our audited consolidated financial statements, prepared in accordance with U.S. GAAP, included in Tongjitang’s Annual Report on Form 20-F for the year ended December 31, 2009, at pages F-1 through F-42, which are incorporated into this proxy statement by reference. The information set forth below is not necessarily indicative of future results and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements, related notes and other financial information included in Tongjitang’s Annual Report on Form 20-F for the year ended December 31, 2009, which are incorporated into this proxy statement by reference. See “Where You Can Find More Information” for a description of how to obtain a copy of such Annual Report.

	For the Year Ended December 31,
	2008	2009	2009
	RMB	RMB	$
	(in thousands)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Net revenue	451,032	480,339	70,370
Costs and expenses	(528,710)	(491,287)	(71,973)
Operating profit (loss)	(77,678)	(10,948)	(1,603)
Net income (loss)	(52,508)	(3,725)	(545)
Net income (loss) per Share attributable to Shareholders:
Basic and Diluted(1)	(0.39)	(0.03)	(0.01)

(1)	In this table, “Net income (loss) per Share attributable to Shareholders: Basic and Diluted” is the same as “Income per share from continuing operations” and “Net Income per common share” as Tongjitang did not have discontinuing operations during the periods presented. In addition, Tongjitang did not have any extraordinary or exceptional items, change in accounting principle or discontinuing operations during the periods presented here.

	As of December 31,
	2008	2009	2009
	RMB	RMB	$
	(in thousands)
CONSOLIDATED BALANCE SHEET DATA:
Assets
Current assets	979,991	764,639	112,018
Non-current assets	403,107	540,567	79,194
Liabilities
Current liabilities	190,536	305,747	44,790
Non-current liabilities	57,272	61,868	9,064
Shareholders’ equity	1,134,815	937,591	137,358
Number of Shares issued and outstanding	135,209,722	104,066,526	104,066,526

Net Book Value Per Share of Tongjitang Shares

The net book value per share of Tongjitang as of December 31, 2009 was $1.32 (or $1.12 based on the weighted average number of outstanding ordinary shares during 2009).

Ratio of Earnings to Fixed Charges

	For the Year Ended December 31,
	2008	2009	2009
	RMB	RMB	$
	(in thousands, except ratios)
Loss from continuing operation before provision for income taxes and noncontrolling interest	(52,006)	(2,108)	(308)
Fixed charge	17,356	9,154	1,341
Less: Noncontrolling interest that have no incurred fixed charges	208	(66)	(10)
Earnings available for fixed charges	(34,442)	6,980	1,023
Interest expense and amortization of debt issuance costs, discounts and premiums	16,599	8,553	1,253
Interest component of rentals	757	601	88
Total fixed charges	17,356	9,154	1,341
Ratio of earnings to fixed charges	—	0.76	0.76

BUSINESS DESCRIPTION OF TONGJITANG

History and Development

For a description of our history and development, see our Annual Report on Form 20-F for the year ended December 31, 2009 which is incorporated herein by reference. See “Where You Can Find More Information” for a description of how to obtain a copy of such Annual Report.

Business Overview

For a description of our business, see our Annual Report on Form 20-F for the year ended December 31, 2009 which is incorporated herein by reference. See “Where You Can Find More Information” for a description of how to obtain a copy of such Annual Report.

Organization Structure

For a description of our organization structure, see our Annual Report on Form 20-F for the year ended December 31, 2009 which is incorporated herein by reference. See “Where You Can Find More Information” for a description of how to obtain a copy of such Annual Report.

Property, Plants and Equipment

For a description of our property, plant and equipment, see our Annual Report on Form 20-F for the year ended December 31, 2009 which is incorporated herein by reference. See “Where You Can Find More Information” for a description of how to obtain a copy of such Annual Report.

TRANSACTIONS IN THE SHARES AND ADSS

In September 2008, our board of directors approved a share repurchase program authorizing the repurchase of up to $20 million of the Company’s outstanding Shares. The timing and extent of any purchases depend upon market conditions, the trading price of ADSs and other factors, and are subject to the restrictions relating to volume, price and timing under applicable law. The Share repurchase program may be modified, extended or terminated by our board of directors at any time. For the year ended December 31, 2008 and the six months ended June 30, 2009, we repurchased 1,763,600 Shares and 5,281,200 Shares, respectively, for $1.049 million and $4.148 million, respectively, at an average price of $0.59 and $0.78 per share, respectively, under the share repurchase program. In September and November 2009, we entered into agreements with several shareholders to repurchase an aggregate 24,098,396 outstanding Shares for an aggregate consideration of $24.701 million at an average price of $1.025 per share. Our board of directors approved such share repurchase program in September and November, 2009, respectively. All of the Shares repurchased in 2008 and 2009 were considered cancelled under Cayman Islands law and the excess of the repurchase price over the par value of the Shares repurchased was charged to retained earnings.

Except the transactions in the following table, there were no transactions with respect to Tongjitang’s Shares during the past two years by any of the Filing Persons or any of their respective subsidiaries, affiliates, executive officers or persons controlling such entities during the past two years.

Period	Total Number of Shares Purchased	Range of Prices Paid per Share ($)	Average Purchase Price ($)	Filing Person
2008
Fourth Quarter	10,527,508	0.499025 – 0.6961	0.612803	Fosun
	1,763,600	0.5375 – 0.635	0.595	Tongjitang
2009
First Quarter	7,570,452	0.624975 – 0.899925	0.76954868	Fosun
	3,844,000	0.6175 – 0.8125	0.7280	Tongjitang
Second Quarter	3,208,632	0.84185 – 1.0275	0.91649	Fosun
	1,437,200	0.8325 – 1.0	0.93886	Tongjitang
Third Quarter	6,294,196	0.765 – 1.025	0.79725	Fosun
	19,300,000	1.025	N/A	Tongjitang
Fourth Quarter	4,800,000	1.025	N/A	Tongjitang

There have been no transactions in Shares during the past 60 days by us, any of our officers or directors, by the Filing Persons or any of their officers or directors or any associate or majority-owned subsidiary of the foregoing.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT OF TONGJITANG

The following table sets forth information with respect to the beneficial ownership of our Shares, as of January 18, 2011, by:

•	each of our directors and executive officers;
•	each of our directors and executive officers as a group; and
•	each person known to us to own beneficially more than 5.0% of our Shares.

	Shares Beneficially Owned(1)
	Number	%
Directors and Executive Officers:
Xiaochun Wang(2)	53,875,584	51.8
Justin Yan Chen(3)	1,300,000	1.2
Yongcun Chen(4)	1,234,000	1.2
Harry K. Genant(5)	40,000	*
David Ray White(6)	40,000	*
Ling Qin(7)	440,000	*
All directors and executive officers as a group	57,029,584	54.8
Principal Shareholders:
Hanmax Investment Limited(8)	52,675,584	50.6
Fosun Industrial Co., Limited(9)	33,403,392	32.1

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding Shares.
(1)	Percentage of beneficial ownership of each listed person is based on ______________ Shares outstanding as of the record date, as well as the Shares underlying share options exercisable by such person within 60 days of the record date. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.
(2)	Includes 52,675,584 Shares held by Hanmax Investment Limited, a British Virgin Islands company wholly owned and controlled by Xiaochun Wang and 1,200,000 Shares issuable upon exercise of options held by Mr. Wang within 60 days of the record date. The business address of Mr. Wang is 5th Floor, Block B, Nanshan Medical Device Park, 1019 Nanhai Avenue, Shekou, Nanshan District, Shenzhen, 518067 Guangdong Province, People’s Republic of China.
(3)	Includes 100,000 Shares held by Justin Yan Chen and 1,200,000 Shares issuable upon exercise of options held by Mr. Chen within 60 days of the record date. The business address of Mr. Chen is 5th Floor, Block B, Nanshan Medical Device Park, 1019 Nanhai Avenue, Shekou, Nanshan District, Shenzhen, 518067 Guangdong Province, People’s Republic of China.
(4)	Includes 34,000 Shares held by Yongcun Chen and 1,200,000 Shares issuable upon exercise of options held by Mr. Chen within 60 days of the record date. Mr. Yongcun Chen disclaims beneficial ownership of these Shares except to the extent of his pecuniary interest therein. The business address of Mr. Chen is 5th Floor, Block B, Nanshan Medical Device Park, 1019 Nanhai Avenue, Shekou, Nanshan District, Shenzhen, 518067 Guangdong Province, People’s Republic of China.
(5)	The business address of Mr. Genant is 7 Tara Hill Road, Tiburon, CA 94920, U.S.A.
(6)	The business address of Mr. White is 841 Deer Ridge, Waco, Texas 76712, U.S.A.
(7)	Includes 40,000 Shares held by Ling Qin and 400,000 Shares issuable upon exercise of options held by Mr. Qin within 60 days of the record date. The business address of Mr. Qin is Flat D, 3/F, Royal Ascot, Futan, Shatin, N.T., Hong Kong.
(8)	Hanmax Investment Limited, a company incorporated in the British Virgin Islands, is wholly owned and controlled by Xiaochun Wang. The registered address of Hanmax Investment Limited is Pasea Estate, Road Town, Tortola, the British Virgin Islands.

(9)	Represents 33,403,392 Shares in the form of 8,350,848 ADSs held by Fosun Industrial Co., Limited, a company incorporated in Hong Kong, China. The business address of Fosun Industrial Co., Limited is at Level 28, Three Pacific Place, 1 Queen’s Road East, Hong Kong, China. For information on shareholding in Fosun Industrial Co., Limited and its affiliates, see “Annex D.”

As of the record date, _________________ of our Shares were issued and outstanding. Approximately _____% of our issued and outstanding Shares are held by record holders in the United States, including __________ ADSs, representing __________ Shares, held by the depositary.

None of our shareholders has different voting rights from other shareholders. Our directors and executive officers have informed Tongjitang that they currently intend to vote all the Shares of Tongjitang held by them FOR the adoption of the Merger Agreement and FOR the adjournment proposal, if necessary. Except for the transactions contemplated by the Merger Agreement, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of Tongjitang.

DIRECTORS AND EXECUTIVE OFFICERS OF TONGJITANG

The following table sets forth information regarding our directors and executive officers as of November 1, 2010.

Name	Age	Position
Xiaochun Wang	42	Chairman of the Board of Directors, Chief Executive Officer
Justin Yan Chen	45	Director, Chief Operating Officer and Acting Chief Financial Officer
Yongcun Chen	45	Independent Director
Harry K. Genant	68	Independent Director
David Ray White	55	Independent Director
Ling Qin	51	Chief Technology Officer

Mr. Xiaochun Wang is the chairman of our board of directors and our chief executive officer. Mr. Wang has also been the president of Tongjitang Pharmaceutical since May 1997 and a director of Tongjitang Distribution since February 2001. Mr. Wang served as a director of Guizhou Tongjitang Traditional Chinese Medicines Planting Co., Ltd. from June 2006 to December 2008. Mr. Wang received his bachelor’s degree in law from the Southwest University of Political Science and Law in China in 1989.

Mr. Justin Yan Chen has been a director of the Company since May 16, 2006 and our chief operating officer since November 2006. Since the resignation of the Company’s previous Chief Financial Officer, Mr. Charles Wang, Mr. Chen has also served as the Company’s Acting Chief Financial Officer. In 2001, Mr. Chen joined China Haidian and in 2004, served as the head of Project Investment, responsible for the company’s investment projects in China. Mr. Chen received his MBA from Lancaster University in the United Kingdom in 1999 and bachelor’s degree in economics from the University of International Business and Economics in China in 1988.

Mr. Yongcun Chen became an independent director of the Company in April 2009; he has been a director of the Company since June 15, 2006. From October 2000 to February 2008, Mr. Chen was a director of Silver Grant International Industries Limited, a public company listed on the Hong Kong Stock Exchange. Mr. Chen has been the assistant to general manager of Well Kent International Limited since 2000. Mr. Chen received his bachelor’s degree in engineering in 1988 and master’s degree in engineering in 1992, both from Tsinghua University. Mr. Chen has over 10 years of experience in finance and investment.

Dr. Harry K. Genant has been an independent director of the Company since March 21, 2007. Dr. Genant is a co-founder of Synarc. Since 1998, Dr. Genant has been the chairman emeritus and member of the board of directors of Synarc. Currently, Synarc is contracted by us to test the efficiency and safety of Xianling Gubao under criteria established by the U.S. Food and Drug Administration. Dr. Genant is also professor emeritus of radiology, orthopedic surgery, medicine and epidemiology at the University of California at San Francisco, or UCSF. Dr. Genant serves on the advisory boards of Novartis, GlaxoSmithKline, Merck Sharp & Dohme, Amgen, Syeth, Bristol-Myers Squibb, Servier and Eli Lilly. Dr. Genant completed his internship at Johns Hopkins University in Baltimore, Maryland, where he was part of the Osler Medical Service. Dr. Genant also completed his residency training in medicine and in radiology at the University of Chicago, after which he was chief of musculoskeletal radiology at UCSF for the following 30 years. Dr. Genant founded the Osteoporosis and Arthritis Research Group in the Department of Radiology at UCSF in 1986, and remains its executive director. The Osteoporosis and Arthritis Research Group has been widely acclaimed as a leading source of research in non-invasive imaging methods applied to osteoporosis, arthritis and orthopedics. In 1967, Dr. Genant received his medical degree from Northwestern University in Chicago, Illinois.

Mr. David Ray White has been an independent director of the Company since March 21, 2007. Mr. White is a certified public accountant licensed to practice public accounting in Texas, U.S.A. From January to December 2006, Mr. White was the principal of White CPA, Certified Public Accounting Firm, offering attestation and tax consulting services to small companies. From November 1998 to January 2006, he was the accounting manager of Houston Galveston Area Council of Governments in Houston, Texas, performing accounting work for a $150 million governmental cooperative purchasing program serving local governments in the United States. Mr. White received his MBA from Baylor University in 1995 and his BBA from The University of Texas at Austin in 1980.

Dr. Ling Qin has been our chief technology officer since July 2006. Since 2005, Dr. Qin has been a professor and research scientist in the Musculoskeletal Research Laboratory of the Chinese University of Hong Kong, Hong Kong. He joined the Department of Orthopaedics & Traumatology of the Chinese University of Hong Kong in September 1994 and has been this department’s director of research since 1997. From 1992 to 1993, Dr. Qin worked as postdoctoral fellow in the AO/ASIF Research Institute in Switzerland. In 1993, he was employed as a research scientist by the Department of Orthopaedics and Traumatology, Medical School of Rudolf Virchow at the Free University of Berlin, Germany. Dr. Qin received his bachelor’s degree in education and master’s degree in education from the Beijing University of Physical Education with a major in functional anatomy, and doctorate degree in sports sciences in 1992 from the German Sports University Cologne, where he majored in experimental morphology.

Our board of directors consists of five members. There are no family relationships between any of our directors and executive officers.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general summary of material U.S. federal income tax consequences of the exchange of Shares for cash pursuant to the Merger Agreement. For purposes of this summary, references to Shares includes ownership interests in Shares through ADSs. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, referred to as the “Code”, final and temporary Treasury Regulations promulgated thereunder, administrative pronouncements and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis, and to differing interpretation. This discussion is not binding on the U.S. Internal Revenue Service, referred to as the “IRS”. No ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal tax consequences discussed herein. The IRS may challenge any of the conclusions set forth below and a U.S. court may sustain such a challenge.

This discussion does not address any U.S. federal estate, gift, or other non-income tax, or any state, local, or non-U.S. tax consequences of the merger. This discussion is a summary for general information purposes only and does not consider all aspects of federal income taxation that may be relevant to particular shareholders in light of their individual investment circumstances or to certain types of shareholders subject to special tax rules, including holders that are (i) banks, financial institutions, or insurance companies; (ii) regulated investment companies or real estate investment trusts; (iii) brokers or dealers in securities or currencies or traders in securities that elect to apply a mark-to-market accounting method; (iv) tax-exempt organizations; (v) partnerships, corporations, or other pass through entities; (vi) holders that own Shares as part of a straddle, hedge, constructive sale, conversion transaction, or other integrated investment; (vii) holders that acquired Shares in connection with the exercise of employee share options or otherwise as compensation for services; (viii) U.S. Holders (as defined below) that have a “functional currency” other than the U.S. dollar; (ix) cooperatives; or (x) retirement plans, individual retirement accounts or other tax-deferred accounts; or (xi) persons subject to alternative minimum tax. This discussion assumes that Shares are held as capital assets, within the meaning of Section 1221 of the Code, at all relevant times.

ALL HOLDERS OF SHARES SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER IN LIGHT OF THEIR PARTICULAR SITUATIONS, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER LAWS.

As used herein, a “U.S. Holder” is any beneficial owner of Shares that is (i) a citizen or individual resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any of its political subdivisions, including the states and the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust which (a) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions, or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

As used herein, a “Non-U.S. Holder” is any beneficial owner of Shares that is not a U.S. Holder.

If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of Shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of partnership. Any partner of a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) holding Shares is urged to consult its own tax advisor.

Consequences to U.S. Holders of Participation in the Merger

The receipt of cash pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder who exchanges Shares for cash will generally recognize gain or loss in an amount equal to the difference between (i) the amount of cash received and (ii) such U.S. Holder’s adjusted tax basis in the Shares exchanged therefor. Such recognized gain or loss will generally be capital gain or loss, and will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the Shares exchanged is greater than one year at the effective time of the merger.

Long-term capital gains of non-corporate U.S. Holders are currently subject to U.S. federal income tax at a maximum rate of 15%. The legislation providing for this 15% rate is scheduled to expire at the end of 2010, at which time, unless such legislation is extended, the rate applicable to long term capital gains from the sale or exchange of securities for U.S. federal income tax purposes will increase to 20% for non-corporate holders. There can be no assurance that long term capital gain attributable to the sale or exchange of Shares by a non-corporate U.S. Holder recognized after 2010 will be taxed at 15% for U.S. federal income tax purposes.

If a non-corporate U.S. Holder’ s holding period for the Shares exchanged is one year or less at the effective time of the merger, any recognized gain generally will be subject to U.S. federal income tax at the same rate as ordinary income (the maximum rate of which is currently 35% and which is scheduled to increase to 39.6% after 2010).

The ability to use any capital loss to offset other income or gain is subject to certain limitations under the Code. U.S. Holders who recognize a loss that exceeds certain thresholds may be required to file a disclosure statement with the IRS.

For corporations, capital gain is taxed at the same rate as ordinary income, and capital loss in excess of capital gain is not deductible. Corporations, however, generally may carry back capital losses up to three taxable years and carry-forward capital losses up to five taxable years.

Consequences to Non-U.S. Holders of Participation in the Merger

A Non-U.S. Holder will not generally be subject to U.S. federal income tax on any gain realized on the exchange of Shares pursuant to the merger unless:

(i)	the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment in the United States maintained by such Non-U.S. Holder); or
(ii)	in the case of an individual Non-U.S. Holder, the individual is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met

Net gain realized by a Non-U.S. Holder described in clause (i) above generally will be subject to U.S. federal income tax in the same manner as if the Non-U.S. Holder were a resident of the U.S. Any gains of a corporate non-U.S. Holder described in clause (i) above may also be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).

Gain realized by an individual Non-U.S. Holder described in clause (ii) above will be subject to a flat 30% tax (or such lower rate as may be specified by an applicable income tax treaty), which may be offset by U.S. source capital losses, even through the individual is not considered a resident of the U.S.

Consequences to the Filing Persons (other than Tongjitang)

Under U.S. federal income tax principles, the transactions contemplated in the merger should be treated in accordance with their net result for U.S. federal income tax purposes. The net result of the merger is that Hanmax will acquire Tongjitang’s Shares held by the public for the merger consideration. None of the Filing Persons will receive any merger consideration and will not, therefore, be required to realize gain or loss for the receipt of merger consideration for U.S. federal income tax purposes. The payment by Hanmax of the merger consideration will increase the tax basis of its Shares by the amount of such payment. Further, because Fosun and Hanmax and their direct and indirect beneficial owners who would be characterized as owning, directly, indirectly or constructively, at least 10% of the voting shares of Tongjitang are not U.S. residents for U.S. federal income tax purposes, Tongjitang will not become a “controlled foreign corporation” as a result of the merger as that term is defined in Section 957 of the United States Internal Revenue Code of 1986, as amended.

Non-U.S. Holders that are subject to U.S. federal income tax on the exchange of Shares under the rules set forth above should consult their own tax advisors regarding the U.S. federal income tax consequences of the receipt of U.S. dollars pursuant to the merger.

Information Reporting and Backup Withholding

A U.S. Holder may be subject, under certain circumstances, to information reporting and backup withholding, currently at the rate of 28%, with respect to the amount of cash received in the merger. Certain persons are exempt from information reporting and backup withholding. Under the backup withholding rules, a U.S. Holder may be subject to backup withholding unless the U.S. Holder is an exempt recipient and, when required, demonstrates this fact; or provides a taxpayer identification number and makes certain certifications on IRS Form W-9 that the U.S. Holder is not subject to backup withholding, and otherwise complies with the applicable requirements. A U.S. Holder who does not provide its correct taxpayer identification number may also be subject to penalties imposed by the IRS.

The payment of proceeds in exchange for the Shares of a Non-U.S. Holder effected by or through a United States office of a broker will generally be subject to information reporting and backup withholding, currently at a rate of 28% of the gross proceeds, unless the Non-U.S. Holder certifies to the payor under penalties of perjury as to, among other things, its name, address and status as a Non-U.S. Holder or otherwise establishes an exemption. The payment of proceeds in exchange for the Shares of a Non-U.S. Holder effected through a non-U.S. office of a non-U.S. broker generally will not be subject to information reporting or backup withholding if the payment is not received in the United States. Information reporting, but generally not backup withholding, will apply to such payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against the holders’ U.S. federal income tax liability, if any, provided that the required procedures are followed. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

FUTURE SHAREHOLDER PROPOSALS

If the proposed merger is completed, we will not have public shareholders and there will be no public participants in any future shareholders meeting. However, if the proposed merger is not completed, we plan to hold an annual general meeting in _______________, 2011.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Exchange Act applicable to foreign private issuers and we file our annual reports and furnish other information to the SEC. You may read and copy the reports and other information that we file or furnish at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The information we file or furnish is also available free of charge on the SEC’s website at http://www.sec.gov.

Because the merger is a “going private” transaction, Tongjitang, Hanmax and Fosun have filed with the SEC a Transaction Statement on Schedule 13E-3 with respect to the merger. The Schedule 13E-3, including any amendments and exhibits filed or incorporated by reference therein, is available for inspection as set forth above. The Schedule 13E-3 will be amended to report promptly any material changes in the information set forth in the most recent Schedule 13E-3 filed with the SEC.

Statements contained in this proxy statement regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document attached as an exhibit hereto. THIS PROXY STATEMENT DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT TO VOTE YOUR SHARES AT THE EXTRAORDINARY GENERAL MEETING. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT.

THIS PROXY STATEMENT IS DATED _________________, 2011. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

ANNEX A: Agreement and Plan of Merger

Execution Copy

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

FOSUN INDUSTRIAL CO., LIMITED

HANMAX INVESTMENT LIMITED

TONSUN INTERNATIONAL COMPANY LIMITED

AND

TONGJITANG CHINESE MEDICINES COMPANY

Dated as of October 29, 2010

A-i

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of October 29, 2010, by and among Fosun Industrial Co., Limited, a company incorporated in Hong Kong (the “Strategic Investor”), Hanmax Investment Limited, a British Virgin Islands business company (the “Controlling Shareholder”), Tonsun International Company Limited, a Cayman Islands exempted company all of the outstanding shares of which are owned by the Strategic Investor and the Controlling Shareholder (“Merger Sub”), and Tongjitang Chinese Medicines Company, a Cayman Islands exempted company (the “Company”), whereby the Company and Merger Sub are sometimes hereinafter collectively referred to as the “Constituent Corporations”, and the Strategic Investor and Controlling Shareholder sometimes are hereinafter referred to as the “Continuing Shareholders”. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in Section 9.14.

RECITALS

WHEREAS, the respective boards of directors of each of Strategic Investor, Controlling Shareholder and Merger Sub have approved the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and have approved and declared advisable this Agreement and the Merger and the other transactions contemplated hereby;

WHEREAS, each of Controlling Shareholder and Strategic Investor, as the sole shareholders of Merger Sub, have approved the Merger and the transactions contemplated hereby by written consent;

WHEREAS, Morgan Stanley Asia Limited (the “Financial Advisor”) has delivered a written opinion to a committee of the Company’s board of directors consisting of three members of the board of directors of the Company that are not affiliated with the Continuing Shareholders or Merger Sub and are not members of the Company’s management (the “Independent Committee”), that, subject to certain assumptions and limitations set forth therein, as of the date of such written opinion, the consideration to be received by the shareholders of the Company (other than the Continuing Shareholders and their respective affiliates) pursuant to this Agreement is fair to such shareholders from a financial point of view (the “Opinion”);

WHEREAS, upon recommendation of the Independent Committee, the board of directors of the Company has determined that the Merger and the other transactions contemplated by this Agreement are fair and in the best interests of the Company’s shareholders, other than the Continuing Shareholders and their respective affiliates, and subject to the terms and conditions set forth herein, has approved and declared advisable this Agreement and the Merger and the other transactions contemplated hereby and has resolved to recommend the approval of the Merger to the Company’s shareholders (other than the Continuing Shareholders and their respective affiliates); and

WHEREAS, the Company, the Controlling Shareholder, the Strategic Investor and the Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, intending to be legally bound, the parties hereto agree as follows:

ARTICLE I
THE MERGER; CLOSING; EFFECTIVE TIME

1.1  The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Cayman Islands Companies Law (2010 Revision) (the “Cayman Companies Law”), at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and shall succeed to and assume all the undertakings, property, assets, rights, privileges, immunities, powers, franchises, debts, liabilities, duties and obligations of Merger Sub and the Company in accordance with the Cayman Companies Law except as set forth in Article II. The Merger shall have the effects specified in the Cayman Companies Law.

1.2  Closing. Unless otherwise mutually agreed in writing between the Company, Merger Sub, the Controlling Shareholder and the Strategic Investor, the closing for the Merger (the “Closing”) shall take place at the offices of Baker & McKenzie, 1114 Avenue of the Americas, New York, NY 100036, at 9:00 A.M. (New York City Time) on the second business day (the “Closing Date”) following the day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement. For purposes of this Agreement, the term “business day” shall mean any day (New York City Time) other than a Saturday or Sunday or a day on which banks are required or authorized to close in New York, New York, the Cayman Islands, Hong Kong or Beijing, China.

1.3  Effective Time. On the Closing Date, Merger Sub and the Company shall execute a plan of merger (the “Cayman Plan of Merger”) in the form contained in Appendix 1 hereto and the Company shall file the Cayman Plan of Merger and other documents required by the Cayman Companies Law with the Registrar of Companies of the Cayman Islands as provided in Section 233 of the Cayman Companies Law, and, as soon as practicable on or after the Closing Date, shall make or cause to be made all other filings or recordings required under the Cayman Companies Law. The Merger shall become effective at the time when the Cayman Plan of Merger has been registered by the Registrar of Companies of the Cayman Islands or at such other subsequent date or time as the Merger Sub and the Company may agree and specify in the Cayman Plan of Merger in accordance with the Cayman Companies Law (the “Effective Time”).

ARTICLE II
MEMORANDUM AND ARTICLES OF ASSOCIATION
OF THE SURVIVING CORPORATION

2.1  The Memorandum and Articles of Association. As of the Effective Time, the memorandum and articles of association of Merger Sub in effect at the Effective Time shall be the memorandum and articles of association of the Surviving Corporation (the “Memorandum and Articles of Association”) until thereafter changed or amended as provided therein or by applicable Law.

ARTICLE III
DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION

3.1  Directors. The parties hereto shall take all actions necessary so that the board of directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, unless otherwise determined by the Strategic Investor and the Controlling Shareholder prior to the Effective Time, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Memorandum and Articles of Association.

3.2  Officers. The parties hereto shall take all actions necessary so that the officers of Merger Sub at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, unless otherwise determined by the Strategic Investor and the Controlling Shareholder prior to the Effective Time, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Memorandum and Articles of Association.

ARTICLE IV
EFFECT OF THE MERGER ON ISSUED SHARE CAPITAL;
MERGER CONSIDERATION; EXCHANGE OF CERTIFICATES

4.1  Effect on Issued Share Capital. At the Effective Time, as a result of the Merger and without any action on the part of the Company, the Strategic Investor, the Controlling Shareholder, Merger Sub or any other shareholders of the Company:

(a)	Merger Consideration. Each ordinary share, par value $0.001 per share, of the Company (a “Share” or, collectively, the “Shares”), including Shares represented by American Depositary Shares, each representing four Shares (the “ADSs”), issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares (as defined below) shall be cancelled in exchange for the right to receive $1.125 in cash per Share without interest (the “Per Share Merger Consideration”). As each ADS represents four Shares, each ADS issued and outstanding immediately prior to the Effective Time, other than ADSs representing Excluded Shares, shall represent the right to receive $4.50 in cash without interest (the “Per ADS Merger Consideration”) pursuant to the terms and conditions set forth in the Deposit Agreement (as defined below). At the Effective Time, all of the Shares shall cease to be outstanding, shall be cancelled and shall cease to exist. Each certificate formerly representing any of the Shares (a “Share Certificate”) or non-certificated Shares represented by book-entry (“Book-Entry Shares”) (other than Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration without interest, and any Dissenting Shares (as defined below) shall thereafter represent only the right to receive the applicable payments set forth in Section 4.2(f). For purposes of this Agreement, “Excluded Shares” means, collectively, (i) Shares owned by any of the Strategic Investor, the Controlling Shareholder, Merger Sub or any other direct or indirect wholly owned Subsidiary of the Company, the Strategic Investor or the Controlling Shareholder, and in each case not held on behalf of third parties, and (ii) Shares (“Dissenting Shares”) owned by holders of Shares who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 238 of the Cayman Companies Law (“Dissenting Shareholders”) (each of the Shares described in clauses (i) and (ii), an “Excluded Share”).
(b)	Merger Consideration, the Strategic Investor, the Controlling Shareholder. Each Share issued and outstanding immediately prior to the Effective Time and owned by any of the Strategic Investor, the Controlling Shareholder, Merger Sub or any other direct or indirect wholly owned Subsidiary of the Strategic Investor or the Controlling Shareholder and Shares owned by any direct or indirect wholly owned Subsidiary of the Company, and in each case not held on behalf of third parties, shall, by virtue of the Merger and without any action on the part of the holder of such Shares, cease to be outstanding, shall be cancelled and shall cease to exist without payment of any consideration or distribution therefor.
(c)	Merger Sub. At the Effective Time, each ordinary share, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and non-assessable ordinary share, par value $0.001 per share, of the Surviving Corporation.
(d)	Untraceable Shareholders. Remittances for the Per Share Merger Consideration shall not be sent to shareholders who are untraceable unless they notify the Paying Agent (as defined below) of their current contact details. A Company shareholder will be deemed to be untraceable if (i) he has no registered address in the register of members (or branch register) maintained by the Company or, (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a cheque payable to such shareholder either (a) has been sent to such shareholder and has been returned undelivered or has not been cashed or, (b) has not been sent to such shareholder because on an earlier occasion a cheque for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or, (c) notice of the Company shareholders meeting has been sent to such shareholder and has been returned undelivered.

Monies due to Dissenting Shareholders and shareholders of the Company who are untraceable and any monies which are returned shall be held by the Surviving Corporation in a separate non interest bearing bank account for the benefit of Dissenting Shareholders and shareholders of the Company who are untraceable. Monies unclaimed after a period of seven years from the date of the notice of the Shareholder Meeting shall be forfeited and shall revert to the Surviving Corporation. Dissenting Shareholders and shareholders of the Company who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods must contact the Surviving Corporation.

4.2  Exchange of Certificates.

(a)	Paying Agent. At the Effective Time, the Controlling Shareholder shall deposit, or shall cause to be deposited, with a paying agent selected by the Strategic Investor and Controlling Shareholder with the Company’s prior approval (such approval not to be unreasonably withheld, conditioned or delayed) (the “Paying Agent”), for the benefit of the holders of Shares, a cash amount in immediately available funds sufficient for the Paying Agent to make payments under Section 4.1(a) and Section 4.2(f) (such aggregate cash amount being hereinafter referred to as the “Exchange Fund”).
(b)	Exchange Procedures. Promptly after the Effective Time (and in any event within (x) five business days in the case of record holders and (y) three business days in the case of the Depository Trust Company (“DTC”) on behalf of beneficial holders holding through brokers, nominees, custodians or through a third-party), the Surviving Corporation shall cause the Paying Agent to mail (or in the case of DTC, deliver) to each registered holder of Shares (other than holders of Excluded Shares) immediately prior to the Effective Time (i) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title to the Share Certificates and Book-Entry Shares shall pass, only upon delivery of the Share Certificates (or affidavits of loss in lieu of the Share Certificates as provided in Section 4.2(e)) and Book-Entry Shares to the Paying Agent, such letter of transmittal to be in such form and have such other provisions as the Strategic Investor, the Controlling Shareholder and the Company may reasonably agree, and (ii) instructions for effecting the surrender of the Share Certificates (or affidavits of loss in lieu of the Share Certificates as provided in Section 4.2(e)) and Book-Entry Shares in exchange for the Per Share Merger Consideration, as applicable. Upon surrender of a Share Certificate (or affidavit of loss in lieu of the Share Certificate as provided in Section 4.2(e)) or Book-Entry Shares to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed, the holder of such Share Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor a cheque, in the amount (after giving effect to any required tax withholdings as provided in Section 4.2(g)) equal to (x) the number of Shares represented by such Share Certificate (or affidavit of loss in lieu of the Share Certificate as provided in Section 4.2(e)) or the number of Book-Entry Shares multiplied by (y) the Per Share Merger Consideration, and the Share Certificate or Book-Entry Shares so surrendered shall forthwith be marked as cancelled. The Surviving Corporation shall make arrangements for the Depositary (as defined herein) to distribute the Per ADS Merger Consideration to ADS holders (net of any applicable withholding taxes) pro rata to their holdings of ADSs upon surrender by them of the ADSs. The Surviving Corporation will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding taxes if any) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to ADS holders. No interest will be paid or accrued on any amount payable upon due surrender of the Share Certificates or Book-Entry Shares. In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, a cheque for any cash to be exchanged upon due surrender of the Share Certificate or Book-Entry Shares may be issued to such transferee if the Share Certificates or Book-Entry Shares formerly representing such Shares is presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable.
(c)	Transfers. From and after the Effective Time, no transfers of Shares shall be effected in the register of members of the Company. If, after the Effective Time, any Share Certificate or Book-Entry

Shares are presented to the Surviving Corporation, the Strategic Investor, the Controlling Shareholder or the Paying Agent for transfer, such Share Certificates or Book-Entry Shares shall be cancelled and (except for Excluded Shares) exchanged for the cash amount in immediately available funds to which the holder of the Share Certificate or Book-Entry Shares is entitled pursuant to this Article IV.
(d)	Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the shareholders of the Company for nine (9) months after the Effective Time shall be delivered to the Surviving Corporation. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article IV shall thereafter look only to the Surviving Corporation for payment of the Per Share Merger Consideration to which such holder is entitled pursuant to this Article IV upon due surrender of its Share Certificates (or affidavits of loss in lieu of the Share Certificates) or Book-Entry Shares, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, the Strategic Investor, the Controlling Shareholder, the Paying Agent, the Depositary or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.
(e)	Lost, Stolen or Destroyed Certificates. In the event any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Share Certificate to be lost, stolen or destroyed and, if reasonably required by the Strategic Investor and the Controlling Shareholder or by the Paying Agent, the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required by the Strategic Investor and the Controlling Shareholder or the Paying Agent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Share Certificate, the Paying Agent will issue a cheque in the amount (after giving effect to any required tax withholdings) equal to (x) the number of Shares represented by such lost, stolen or destroyed Share Certificate multiplied by (y) the Per Share Merger Consideration.
(f)	Dissenters’ Rights. No Person who has validly exercised their appraisal rights pursuant to Section 238 of the Cayman Companies Law shall be entitled to receive the Per Share Merger Consideration with respect to the Shares owned by such Person unless and until such Person shall have effectively withdrawn or lost such Person’s appraisal rights under the Cayman Companies Law. Each Dissenting Shareholder shall be entitled to receive only the payment resulting from the procedure in Section 238 of the Cayman Companies Law with respect to Shares owned by such Dissenting Shareholder. The Company shall give the Controlling Shareholder and the Strategic Investor (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to Company shareholders’ rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the Cayman Companies Law. The Company shall not, except with the prior written consent of the Strategic Investor and the Controlling Shareholder, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.
(g)	Withholding Rights. Each of the Paying Agent and Depositary, without double counting, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, Company Options or Company Awards such amounts as it reasonably determines in good faith it is required to deduct and withhold with respect to Taxes. To the extent that amounts are so withheld by the Paying Agent or Depositary, such withheld amounts (i) shall be remitted by the Paying Agent or Depositary to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares, Company Options or Company Awards in respect of which such deduction and withholding was made by the Paying Agent or Depositary.
(h)	Termination of Deposit Agreement. As soon as reasonably commercially practicable after the Effective Time, the Surviving Corporation shall provide notice to The Bank of New York Mellon

(the “Depositary”) to terminate the deposit agreement dated March 21, 2007 between the Company and the Depositary (the “Deposit Agreement”) in accordance with its terms.
(i)	Agreement of Fair Value. The Strategic Investor, Controlling Shareholder, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of the Shares for the purposes of Section 238(8) of the Cayman Companies Law.

4.3  Treatment of Stock Plans.

(a)	Treatment of Options. At the Effective Time, each outstanding option to purchase Shares (a “Company Option”) under the Stock Plan (as defined in Section 5.1(b)(i)), vested or unvested, shall be cancelled and converted into the right to receive, as soon as reasonably practicable after the Effective Time, an amount in cash equal to (x) the total number of Shares subject to the Company Option immediately prior to the Effective Time multiplied by (y) the excess, if any, of the Per Share Merger Consideration over the exercise price per Share of such Company Option. For the avoidance of doubt, for purposes of this Agreement, the share option granted by Mr. Xiaochun Wang to Mr. Charles Chong Guang Wang pursuant to the Agreement Relating to Option to Purchase Ordinary Shares of Tongjitang Chinese Medicines Company dated December 15, 2008 among Mr. Xiaochun Wang, Mr. Charles Chong Guang Wang and the Company shall not be deemed to be either a Company Option or any of the Company Awards (as defined below).
(b)	Company Awards. At the Effective Time, each right of any kind, contingent or accrued, to acquire or receive Shares or benefits measured by the value of Shares, and each award of any kind consisting of Shares that may be held, awarded, outstanding, payable or reserved for issuance under the Stock Plan and any other Company Benefit Plans (as defined in Section 5.1(h)(i)), other than Company Options (the “Company Awards”), vested or unvested, shall be cancelled and converted into the right to receive, as soon as reasonably practicable, an amount in cash equal to (x) the number of Shares subject to such Company Awards immediately prior to the Effective Time multiplied by (y) the Per Share Merger Consideration (or, if the Company Award provides for payments to the extent the value of the Shares exceed a specified reference price, the amount, if any, by which the Per Share Merger Consideration exceeds such reference price).
(c)	Corporate Actions. At or prior to the Effective Time, the Company, the board of directors of the Company or the compensation committee of the board of directors of the Company, as applicable, shall adopt any resolutions and take any actions which are reasonably necessary to effectuate the provisions of Sections 4.3(a) and 4.3(b). The Company shall take all reasonable actions necessary to ensure that from and after the Effective Time neither the Strategic Investor, the Controlling Shareholder nor the Surviving Corporation will be required to deliver Shares or other capital stock of the Company to any Person pursuant to or in settlement of Company Options or Company Awards.

4.4  Adjustments to Prevent Dilution. In the event that the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the Per Share Merger Consideration shall be equitably adjusted.

ARTICLE V
REPRESENTATIONS AND WARRANTIES

5.1  Representations and Warranties of the Company. Except (x) as may be disclosed in the Company Reports filed with the Securities and Exchange Commission (the “SEC”) prior to the date of this Agreement (excluding, in each case, any nonspecific disclosures set forth in any risk factor section to the extent they are general, nonspecific and forward looking statements or cautionary or forward-looking in nature), (y) as may be disclosed in the corresponding sections or subsections of the disclosure schedule delivered to the Strategic Investor and the Controlling Shareholder by the Company prior to entering into this Agreement (the “Company Disclosure Schedule”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent and which disclosure shall qualify all representations, warranties and covenants hereof), or (z) for any matters with respect to which Mr. Xiaochun Wang has actual knowledge or of which he would have acquired knowledge upon inquiry to any of the Company’s Chief Financial Officer, Chief Operating Officer, Chief Technical Officer or the General Managers of any of the Company’s Subsidiaries as of this date of this Agreement, the Company hereby represents and warrants to the Strategic Investor, the Controlling Shareholder and Merger Sub that:

(a)	Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect or prevent or materially impair the consummation of the transactions contemplated by this Agreement.
(b)	Capital Structure.
(i)	The authorized share capital of the Company consists of 500,000,000 Shares, of which, as of the date of this Agreement, 104,066,526 Shares (including outstanding shares of restricted stock) are outstanding. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. As of the date of this Agreement, there are 4,000,000 Shares subject to outstanding options and no Shares subject to outstanding restricted share units under the Company’s 2006 Share Incentive Plan, as amended on October 24, 2007 and October 30, 2008 (the “Stock Plan”). Each of the outstanding shares of capital stock or other securities of each of the Company’s wholly owned Subsidiaries, which are set forth in Section 5.1(b)(i) of the Company Disclosure Schedule (“Wholly Owned Subsidiaries”), has been duly authorized, and validly issued, and is fully paid and nonassessable and owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (each, a “Lien”) other than Permitted Liens. Neither the Company nor any wholly owned subsidiary of the Company holds any of the ADSs or any securities entitled thereto. Each of the outstanding shares of capital stock or other securities that are directly or indirectly owned by the Company of each of the Company’s Subsidiaries that are not Wholly Owned Subsidiaries, which are set forth in Section 5.1(b)(i) of the Company Disclosure Schedule (“Non-Wholly Owned Subsidiaries”), has been duly authorized, and validly issued, and is fully paid and nonassessable and owned by the Company or by a direct or indirect Wholly Owned Subsidiary, free and clear of any Lien other than Permitted Liens. Except as set forth in Section 5.1(b)(i) of the Company Disclosure Schedule, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.
(ii)	In all material respects, each Company Option (A) was granted in compliance with all applicable Laws and all of the terms and conditions of the Stock Plan, (B) has an exercise price per Share equal to or greater than the fair market value of a Share on the date of such grant, and (C) has a grant date identical to the date on which the Company’s board of directors or compensation committee actually awarded such Company Option.

(c)	Corporate Authority; Approval and Fairness.
(i)	The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the transactions contemplated hereby in accordance with the terms hereof, subject only to adoption of this Agreement by a majority in number of the holders of the Shares representing at least 75% in value of the Shares present and voting in person or by proxy as a single class and entitled to vote on such matter at a shareholders’ meeting duly called and held for such purpose (the “Requisite Company Vote”). This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).
(ii)	The board of directors of the Company, based upon the recommendation of the Independent Committee, has determined that the Merger is fair to, and in the best interests of, the Company and its shareholders, approved and declared advisable this Agreement and the Merger and the other transactions contemplated hereby and resolved to recommend approval of this Agreement to the holders of Shares (the “Company Recommendation”), (B) the board of directors of the Company directed that this Agreement be submitted to the holders of Shares for their approval, and (C) the Independent Committee has received the Opinion. A true and correct copy of the Opinion will be included in the Proxy Statement.
(d)	Consents and Approvals; No Violations; Certain Contracts.
(i)	Other than the filings and/or notices pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (including the joining of the Company in the filing of the Schedule 13E-3, the furnishing of Form 6-K with the Proxy Statement, and the filing or furnishing of one or more amendments to the Schedule 13E-3 and such Form 6-K to respond to comments of the SEC, if any, on such documents), under any applicable requirements, if any, and any notices to, approvals of, or consents or clearances by, any other PRC, United States federal, state, local or other non-United States court or Governmental Entity (as defined below) with jurisdiction over enforcement of any applicable antitrust or competition Laws (“Governmental Antitrust Entity”, and such approvals collectively, the “Company Approvals”), no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any domestic, multinational or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (each a “Governmental Entity”), in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect or prevent or materially impair the consummation of the transactions contemplated by this Agreement.
(ii)	The execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the memorandum and articles of association of the Company or the comparable governing documents of any of its Subsidiaries, (B) with or without notice, lapse of time or both, a material breach or violation of, assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby) compliance with the matters referred to in Section 5.1(d)(i), any Law to which the Company or any of its Subsidiaries is subject, (C) with or without notice, lapse of time or both, a breach or violation of, a termination, cancellation or modification (or right of termination, cancellation or modification) or default under, the payment of additional fees, the creation or acceleration of any obligations under or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries pursuant to any agreement, lease, license, contract, settlement, consent, note, mortgage or indenture (each, a “Contract”) binding upon the Company or any of its Subsidiaries not otherwise terminable by the other party thereto on 90 days’ or less notice, (D) a breach or violation of or a termination, cancellation or modification (or right of termination, cancellation or modification) or default or right of first refusal or similar right under any investment agreement, shareholders agreement or any other similar agreement to which the Company or any of its Subsidiaries is a party or by which any of them are otherwise bound, or (E) any change in the rights or obligations of any party under any Contract binding upon the Company or any of its Subsidiaries, except, in the case of clause (C), (D) or (E) above, for any such breach, violation, termination, default, creation, acceleration or change that is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect or prevent or materially impair the consummation of the transactions contemplated by this Agreement.
(e)	Company Reports; Financial Statements.
(i)	The Company has filed or furnished, as applicable, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act of 1933, as amended (the “Securities Act”), since December 31, 2008 (the “Applicable Date”) (the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “Company Reports”). No Subsidiary of the Company is or has been required to file or furnish any periodic reports with the SEC. Each of the Company Reports, at the time of its filing or being furnished complied or, if not yet filed or furnished, will comply when filed or furnished in all material respects with the applicable requirements of the Securities Act, the Exchange Act, applicable accounting standards and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.
(ii)	The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles (“GAAP”) and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the asset of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements.
(iii)	Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents, or, in the case of Company Reports filed after the date of this Agreement, will fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of its date, and each of the consolidated statements of income, changes in shareholders’ equity and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, or in the case of Company Reports filed after the date of this Agreement, will fairly present, in all material respects, the results of operations, changes in shareholders’ equity and cash flows, as the case may be, of such companies for the periods set forth therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements), in each case in accordance with GAAP, Regulation S-X of the SEC and the rules and standards of the Public Company Accounting Oversight Board except as may be noted therein.
(f)	Absence of Certain Changes. Since December 31, 2009, (i) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, and (ii) there has not been:
(A)	any change in the financial condition, business or results of their operations or any circumstance, occurrence or development of which the Company has Knowledge which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect;
(B)	any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company or any of its Subsidiaries (except for dividends or other distributions by any Subsidiary to the Company or to any Subsidiary of the Company);
(C)	any material change in any method of accounting or accounting practice by the Company or any of its Subsidiaries;
(D)	(1) any increase in the compensation or benefits payable or to become payable to its officers or employees (except for increases in the ordinary course of business and consistent with past practice) or (2) any establishment, adoption, entry into or amendment of any collective bargaining, bonus, profit sharing, equity, thrift, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except to the extent required by applicable Law; or
(E)	any agreement to do any of the foregoing.
(g)	Litigation and Liabilities. There are no civil, criminal, administrative or other actions, suits, claims, oppositions, litigations, hearings, arbitrations, investigations or other proceedings (“Actions”) pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries or obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, contingent or otherwise, that would be required to be reflected or reserved against in a consolidated balance sheet of the Company prepared in accordance with GAAP (“Liabilities”) or the notes thereto if such balance sheet were prepared as of the date hereof, except (i) as reflected or reserved against in the Company’s consolidated balance sheets (and the notes thereto) included in the Company Reports filed after the Applicable Date but prior to the date of this Agreement, (ii) for Liabilities incurred in the ordinary course of business since the date of the most recent balance sheet included in the Company Reports, (iii) for Liabilities incurred pursuant to the transactions contemplated by this Agreement, or (iv) Liabilities that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect or prevent or materially impair the consummation of the transactions contemplated by this Agreement. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree, award, stipulation or settlement (“Judgment”) of any Governmental Entity which is, individually or in the aggregate, reasonably likely to have a Material Adverse Effect or prevent or materially impair the consummation of the transactions contemplated by this Agreement.
(h)	Employee Benefits.
(i)	All benefit and compensation plans, employment agreements, contracts, policies or arrangements covering current or former employees of the Company and its Subsidiaries and current or former directors of the Company, including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended

(“ERISA”), and deferred compensation, severance, stock option, stock purchase, stock appreciation rights, Company stock-based, incentive and bonus plans (the “Company Benefit Plans”), including Company Benefit Plans maintained outside of the United States primarily for the benefit of Employees working outside of the United States, are listed in Section 5.1(h) of the Company Disclosure Schedule. True and complete copies of all Company Benefit Plans listed in Section 5.1(h) of the Company Disclosure Schedule, including any trust instruments, insurance contracts, actuarial reports and, with respect to any employee stock ownership plan, loan agreements forming a part of any Company Benefit Plans, and all amendments thereto have been provided or made available to the Strategic Investor and the Controlling Shareholder.
(ii)	None of the Company Benefit Plans was or is subject to ERISA.
(iii)	Except for any acceleration of vesting specifically provided for or contemplated by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with another event, such as a termination of employment) will (i) result in any payment becoming due to any current or former director or current or former employee of the Company or any of its Subsidiaries under any of the Company Benefit Plans or otherwise; (ii) increase any benefits otherwise payable under any of the Company Benefit Plans; or (iii) result in any acceleration of the time of payment or vesting of any such benefits.
(iv)	There is no outstanding order against the Company Benefit Plans that is, and would reasonably be expected to be, material.
(v)	The Company is not obligated, pursuant to any of the Company Benefit Plans or otherwise, to grant any options to purchase Shares to any Employees, consultants or directors of the Company after the date hereof.
(i)	Compliance with Laws; Licenses.
(i)	The businesses of each of the Company and its Subsidiaries have not been, since December 31, 2009, and are not being conducted in violation of any applicable United States federal, state or local, non-United States national, provincial or local, or multinational law, statute or ordinance, common law, or any rule, regulation, directive, treaty provision legally binding on the Company and its Subsidiaries, Judgment, agency requirement, license or permit of any Governmental Entity (collectively, “Laws”), including Laws enforced by the State Food and Drugs Administration of China (“SFDA”), except, individually or in the aggregate, as would not have a Material Adverse Effect or prevent or materially impair the consummation of the transactions contemplated by this Agreement. Neither the Company nor any of its Subsidiaries is debarred under the Law of the PRC on the Administration of Pharmaceuticals (the “ Pharmaceutical Law”) or otherwise excluded from or restricted in any manner from participation in, any government program related to pharmaceutical products. No investigation, audit or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Entity notified the Company of its intention to conduct the same, except for such investigations or reviews the outcome of which are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect or prevent or materially impair the consummation of the transactions contemplated by this Agreement. As of the date hereof, neither the Company nor any of its Subsidiaries has received any written notice or communication of any material noncompliance with any applicable Laws that has not been cured as of the date of this Agreement.
(ii)	The Company and its Subsidiaries each has made application or obtained, renewed and is in compliance with all permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted, except those the absence of which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect or prevent or materially impair the consummation of the transactions contemplated by this Agreement. There is no reasonable basis for the Company and any of its Subsidiaries to believe that any National Drugs Standard (as defined below) for its products, where application for such standard is currently pending, will not be granted or obtained, free from any condition or requirement, compliance with which could reasonably be expected to have a Material Adverse Effect on the Company or any of its Subsidiaries or which the Company or any of its Subsidiaries could not reasonably be expected to be able to satisfy. “National Drugs Standard” means the final state production standard for a medicine required under the Administrative Measures of Medicine Registration dated February 28, 2005 or July 10, 2007 issued by the SFDA, whichever is applicable.
(iii)	Each of the products, product candidates and active pharmaceutical ingredients publicly commercialized by the Company and its Subsidiaries is being and at all times since December 31, 2009 has been, developed, tested, manufactured, handled, marketed, distributed, and stored, as applicable, in compliance in all material respects with all applicable Laws of the PRC, except, in each case, as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The Company and its Subsidiaries have established a product recall system and periodic safety update reporting requirements and are in compliance with such system and requirements as applicable.
(iv)	Neither the Company nor any of its Subsidiaries is subject to any pending or, to the Knowledge of the Company, threatened, investigation by the SFDA or any other Governmental Entity in the PRC or elsewhere pursuant to anti-corruption Laws with respect to corrupt practices in the procurement by Governmental Entities, hospitals and other healthcare providers of pharmaceutical products and services, including acceptance of kickbacks or other illegal gains and benefits or other applicable anti-corruption Laws. Neither the Company nor any of its Subsidiaries has, nor, to the Knowledge of the Company, has any officer or employee of the Company or any of its Subsidiaries, been convicted of any violation of such anti-corruption Laws. Neither the Company nor any of its Subsidiaries has Knowledge that it has solicited, received, paid or offered to pay any remuneration, directly or indirectly, overtly or covertly, in cash or kind for the purpose of making or receiving any referral which violated any applicable anti-corruption Law. None of the Company, its Subsidiaries and, to the Knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its Subsidiaries, has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA, except for such violations, if any, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company and its Subsidiaries have, to the Knowledge of the Company, conducted their businesses in compliance with the FCPA in all material respects and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.
(v)	The Company has made available to Strategic Investor and Controlling Shareholder (A) complete and accurate copies of each investigative new drug application (“IND”), and each similar regulatory filing in the PRC or elsewhere made by or on behalf of the Company and its Subsidiaries, including all supplements and amendments, (B) any correspondence received from the SFDA and similar non-PRC Governmental Entities that concerns a product of the Company or its Subsidiaries covered by an IND described in clause (A) above, and (C) all existing written records relating to all material discussions and all meetings between the Company or its Subsidiaries and the SFDA or similar non-PRC regulatory Governmental Entities.

(vi)	All preclinical tests and clinical trials were, during one year prior to the date of this Agreement, and if still pending, are being conducted by the Company and its Subsidiaries in all material respects in accordance with protocols filed with the appropriate Governmental Entities for each such test or trial, as the case may be, and with standard medical and scientific research procedures including good clinical practice and good laboratory practice regulations; neither the Company nor its Subsidiaries have received any written notices or other correspondence from the SFDA or from any other PRC, U.S. or other government or drug or medical device regulatory agency requiring the termination, suspension or modification of any clinical trials conducted by the Company or any of its Subsidiaries; and the Company and its Subsidiaries have each operated and currently are in compliance in all material respects with all applicable rules, regulations and policies of PRC Governmental Entities and, to the Knowledge of the Company, of other non-PRC Governmental Entities.
(vii)	With respect to all third party suppliers of key raw materials used by the Company or its Subsidiaries, the Company has inspected all third party suppliers and to its Knowledge, each such third party supplier: (A) has complied and is complying in all material respects with all applicable Laws, including Laws enforced by the SFDA and any similar non-PRC Governmental Entity; (B) has all permits to perform its obligations as third party supplier and all such permits are in full force and effect, except as either individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect; and (C) has not been debarred under the Pharmaceutical Law, or other pharmaceutical Laws in the PRC or other jurisdiction or otherwise excluded from or restricted in any manner from participation in, any government program related to pharmaceutical products.
(viii)	All inventory of key starting material, reagents, active pharmaceutical ingredient and/or product have been manufactured, handled, stored and distributed in accordance with applicable Laws, including good manufacturing practice and good supply practice in all material respects. The Company and its Subsidiaries have sufficient inventory of key starting materials, reagents, active pharmaceutical ingredients and/or products in order to operate business in the ordinary course.
(ix)	The Company is aware of, and has been advised as to, the content of the Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors jointly promulgated by the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Tax Administration, the State Administration of Industry and Commerce, the China Securities Regulatory Commission (the “CSRC”) and the State Administration of Foreign Exchange (“SAFE”) on August 8, 2006 (the “M&A Rules”). The Merger and the consummation of the transactions contemplated by this Agreement are not and will not be at the Closing Date affected by the M&A Rules or any official clarifications, guidance, interpretations or implementation rules in connection with or related to the M&A Rules, including the guidance and notices issued by the CSRC on September 8 and September 21, 2006 (collectively, the “M&A Rules and Related Clarifications”). As of the date hereof, the M&A Rules and Related Clarifications did not and do not require the Company to obtain the approval of the CSRC prior to the Effective Time, or the consummation of the transactions contemplated by this Agreement.
(x)	The Company and its Subsidiaries have taken all reasonable steps to comply with, and to cause their respective shareholders to comply with, any applicable rules and regulations of the PRC Tax authority, including taking reasonable steps to require their shareholders to complete any registration and other procedures required under applicable rules and regulations of the PRC Tax authority.
(xi)	To the extent applicable, the Company and its Subsidiaries have taken all reasonable steps to comply with any applicable rules and regulations of the SAFE.

(j)	Material Contracts.
(i)	Except for this Agreement and except for Contracts filed as exhibits to the Company Reports, as of the date of this Agreement, none of the Company or its Subsidiaries is a party to or bound by:
(A)	any Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;
(B)	any Contract involving the payment or receipt of amounts by the Company or any of its Subsidiaries, or relating to indebtedness for borrowed money or any financial guaranty, of more than $1,000,000 in any calendar year on its face;
(C)	any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $1,000,000;
(D)	any Contract relating to the formation, creation, operation, management or control of any joint venture;
(E)	any Contract between the Company or any of its Subsidiaries and any director or executive officer of the Company or any Person beneficially owning five percent or more of the outstanding Shares required to be disclosed pursuant to Item 7B or Item 19 of Form 20-F under the Exchange Act; and
(F)	any non-competition Contract or other Contract that limits or purports to limit in any material respect the type of business in which the Company or its Subsidiaries may engage, the type of goods or services which the Company or its Subsidiaries may manufacture, produce, import, export, offer for sale, sell or distribute or the manner or locations in which any of them may so engage in any business or use their assets.

Each such Contract described in clauses (A) through (F) above and each such Contract that would be a Material Contract but for the exception of being filed as an exhibit to the Company Reports is referred to herein as a “Material Contract”.

(ii)	Each of the Material Contracts is valid and binding on the Company or its Subsidiaries, as the case may be, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not, or would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. There is no breach or default under any Material Contracts by the Company or its Subsidiaries and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default thereunder by the Company or its Subsidiaries, in each case except as would not, or would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.
(k)	Properties.
(i)	Except in any such case as is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect, with respect to real property owned by the Company or any of its Subsidiaries, and all buildings, structures, improvements, and fixtures thereon (the “Owned Real Property”), (A) the Company or its applicable Subsidiary has good and marketable title, or valid granted long term land use rights and building ownership rights, as applicable, to the Owned Real Property, free and clear of any Encumbrance, and (B) there are no outstanding options or rights of first refusal to purchase the Owned Real Property, or any portion of the Owned Real Property or interest therein.
(ii)	With respect to real property leased, subleased or licensed to the Company or its Subsidiaries (the “Leased Real Property”), the lease, sublease or license for such property is valid, legally binding, enforceable and in full force and effect, except in each case, for such invalidity, failure to be binding or unenforceability that is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.
(iii)	Except in any such case as is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect, the Company and its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, all other properties and assets (excluding Owned Real Property, Leased Real Property and Intellectual Property (as defined in Section 5.1(p)), in each case free and clear of all Encumbrances.
(iv)	For purposes of this Section 5.1(k) only, “Encumbrance” means any Lien, mortgage, easement, covenant, or other restriction or title matter or encumbrance of any kind in respect of such asset, but specifically excludes: (a) encumbrances for current Taxes or other governmental charges not yet due and payable; (b) mechanics’, carriers’, workmen’s, repairmen’s or other like encumbrances arising or incurred in the ordinary course of business as to which there is no default on the part of the Company or any of its Subsidiaries and reflected on or specifically reserved against or otherwise disclosed in the Company’s consolidated balance sheets (and the notes thereto) included in the Company Reports filed prior to the date of this Agreement; and (c) other encumbrances that do not, individually or in the aggregate, materially impair the continued use, operation, value or marketability of the specific parcel of Owned Real Property to which they relate or the conduct of the business of the Company and its Subsidiaries as presently conducted.
(l)	Takeover Statutes. No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation save for Cayman Companies Law or any similar anti-takeover provision in the Company’s memorandum and articles of association (each, a “Takeover Statute”) is applicable to the Company, the Shares, the Merger or the other transactions contemplated by this Agreement.
(m)	Environmental Matters. Except for such matters that, individually or in the aggregate, are not reasonably expected to result in a Material Adverse Effect: (i) the Company and its Subsidiaries are in compliance with all applicable Environmental Laws; (ii) no property currently or, to the Knowledge of the Company, formerly owned or operated by the Company or any of its Subsidiaries has been contaminated with any Hazardous Substance in a manner that could reasonably be expected to require remediation or other action pursuant to any Environmental Law; (iii) neither the Company nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries is in violation of or liable under any Environmental Law; and (iv) neither the Company nor any of its Subsidiaries is subject to any order, decree or injunction with any Governmental Entity or agreement with any third party concerning liability under any Environmental Law or relating to Hazardous Substances. As used herein, the term “Environmental Law” means any applicable PRC local, provincial or national statute, Law, regulation, order, decree, permit or authorization relating to: (A) the protection of health, safety or the environment or (B) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance. This Section 5.1(m) constitutes the only representations and warranties of the Company with respect to any Environmental Law. As used herein, the term “Hazardous Substance” means any substance that is: (A) listed, classified, regulated under any Environmental Law as hazardous substance, toxic substance, pollutant, contaminant or oil or (B) any petroleum product or by-product, asbestos-containing material, polychlorinated biphenyls or radioactive material.
(n)	Taxes and Tax Returns. The Company and each of its Subsidiaries (i) have prepared in good faith and duly and, in cases where the statute of limitations would still be open, timely filed (taking into account any extension of time within which to file) all income, franchise, and similar Tax Returns (as defined herein) and all other material Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects; and (ii) have paid all material Taxes (as defined below) that are shown as due on such filed Tax Returns and any material Taxes that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith. As of the date of this Agreement, there are not pending or, to the Knowledge of the Company, threatened, any audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters. There are not, to the Knowledge of the Company, any unresolved questions or claims concerning the Company’s or any of its Subsidiaries’ Tax liability that are, individually or in the aggregate, reasonably likely to have a Material Adverse Effect and are not disclosed or provided for in the Company Reports.
(o)	Labor Matters. As of the date of this Agreement, except as would not, or would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, (i) there is no dispute with the directors of the Company or any of its Subsidiaries or with any of the employees or former employees of the Company or any of its Subsidiaries, (ii) each of the Company and its Subsidiaries is in compliance in all material respects with all applicable Laws of the PRC, respecting employment, employment practices, labor, terms and conditions of employment and wages and hours, in each case, with respect to each of their current (including those on layoff, disability or leave of absence, whether paid or unpaid), former, or retired employees, officers, consultants, independent contractors providing individual services, agents or directors of the Company or any Subsidiary of the Company (collectively, “Employees”); and (iii) neither the Company nor any of its Subsidiaries is liable for any material payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits for Employees.
(p)	Intellectual Property.
(i)	Except in any such case as is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect, (A) to the Company’s Knowledge, the Company and its Subsidiaries own or have sufficient rights to use all Intellectual Property that is used in their respective businesses as currently conducted (the “Company IP”); (B) all of the registrations and applications included in the Company IP owned by, and to the Knowledge of the Company, the Company IP exclusively licensed by the Company and its Subsidiaries, are subsisting; and (C) all of the Company IP are free and clear of any Encumbrance.
(ii)	Except in any such case as is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect, (A) neither the conduct of the business of the Company and/or the conduct of the business of each of its Subsidiaries nor the Company IP infringes, dilutes, misappropriates or otherwise violates any Intellectual Property rights of any third party; and (B) to the Knowledge of the Company, no third party is infringing, diluting, misappropriating or otherwise violating any Company IP owned or exclusively licensed by the Company or its Subsidiaries.
(iii)	Except in any such case as is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect, the Company and its Subsidiaries take and have taken commercially reasonable measures to maintain, preserve and protect the confidentiality of all Trade Secrets, and to the Company’s Knowledge, such Trade Secrets have not been used, disclosed or discovered by any Person except pursuant to valid and appropriate non-disclosure and/or license agreements or pursuant to obligations to maintain confidentiality arising by operation of law.
(iv)	This Section 5.1(p) constitutes the only representations and warranties of the Company with respect to any Company IP and infringement of Intellectual Property rights of any third party.

For purposes of this Agreement: “Intellectual Property” means all United States, PRC, other jurisdiction and multinational: (A) trademarks, service marks, brand names, corporate names, Internet domain names, logos, symbols, trade dress, trade names, and all other source indicators and all goodwill associated therewith and symbolized thereby; (B) patents and proprietary inventions and discoveries; (C) confidential and proprietary information, trade secrets and know-how, (including confidential and proprietary processes, technology, research, recipes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists) (collectively,

“Trade Secrets”); and (D) all applications and registrations, invention disclosures, and extensions, revisions, restorations, substitutions, modifications, renewals, divisions, continuations, continuations-in-part, reissues and re-examinations related to any of the foregoing.

(q)	Insurance. The Company has made available to the Strategic Investor and the Controlling Shareholder accurate and complete copies of all material insurance policies and all material self insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and its Subsidiaries. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all such insurance is in full force and effect. The Company has no reason to believe that it or any of its Subsidiaries will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted at a cost that would not result in a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has been denied any insurance coverage which it has sought or for which it has applied.
(r)	Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger or the other transactions contemplated in this Agreement, except that the Company has employed the Financial Advisor. The Company has made available to the Strategic Investor and the Controlling Shareholder a complete and accurate copy of all agreements pursuant to which any advisor to the Company is entitled to any fees and expenses in connection with any of the transactions contemplated by this Agreement.
(s)	No Additional Representations.
(i)	Except for the representations and warranties made by the Company in this Section 5.1, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to the Strategic Investor, the Controlling Shareholder, Merger Sub, or any of their affiliates or Representatives (as defined below) with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by the Company in this Section 5.1, any oral or written information presented to the Strategic Investor, the Controlling Shareholder, Merger Sub or any of their respective affiliates, officers, directors, employees, agents, consultants, investment bankers, lenders, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.
(ii)	Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that none of the Strategic Investor, the Controlling Shareholder, Merger Sub or any other Person has made or is making any representations or warranties relating to the Strategic Investor, the Controlling Shareholder or Merger Sub whatsoever, express or implied, beyond those expressly given by the Strategic Investor, the Controlling Shareholder and Merger Sub in Section 5.2 hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Strategic Investor, the Controlling Shareholder or Merger Sub furnished or made available the Company, or any of its Representatives.

5.2  Representations and Warranties of the Strategic Investor, the Controlling Shareholder and Merger Sub.

The Strategic Investor, the Controlling Shareholder and Merger Sub hereby represent and warrant to the Company, severally and not jointly, that:

(a)	Organization, Good Standing and Qualification. Each of the Strategic Investor, the Controlling Shareholder and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in such good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of the Strategic Investor, the Controlling Shareholder and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement. Each of the Strategic Investor, the Controlling Shareholder and Merger Sub has made available to the Company complete and correct copies the Strategic Investor’s, the Controlling Shareholder’s and Merger Sub’s memorandum and articles of association, or similar governing documents, as currently in effect.
(b)	Corporate Authority. Each of the Strategic Investor, the Controlling Shareholder and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the transactions contemplated hereby in accordance with the terms hereof. This Agreement has been duly executed and delivered by each of the Strategic Investor, the Controlling Shareholder and Merger Sub and is a valid and binding agreement of the Strategic Investor, the Controlling Shareholder and Merger Sub, enforceable against each of the Strategic Investor, the Controlling Shareholder and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.
(c)	Consents and Approvals; No Violations.
(i)	Other than the filings and/or notices pursuant to Section 13 of the Exchange Act (including the joining of the Controlling Shareholder and Strategic Investor (and certain of their Affiliates) in the filing of the Schedule 13E-3, the filing or furnishing of one or more amendments to the Schedule 13E-3 to respond to comments of the SEC, if any, on the Schedule 13E-3, and the filing of a Schedule 13D with the SEC), and any notices to, approvals of, or consents or clearances by, any Governmental Antitrust Entity (the “Strategic Investor and Controlling Shareholder Approvals”), no notices, reports or other filings are required to be made by the Strategic Investor, the Controlling Shareholder or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Strategic Investor, the Controlling Shareholder or Merger Sub from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by the Strategic Investor, the Controlling Shareholder and Merger Sub and the consummation by the Strategic Investor, the Controlling Shareholder and Merger Sub of the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to prevent or materially impair the ability of the Strategic Investor, the Controlling Shareholder or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.
(ii)	The execution, delivery and performance of this Agreement by the Strategic Investor, the Controlling Shareholder and Merger Sub do not, and the consummation by the Company and Merger Sub of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the memorandum and articles of association, or similar governing documents, of the Strategic Investor, the Controlling Shareholder or Merger Sub or the comparable governing instruments of any of their respective Subsidiaries, (B) with or without notice, lapse of time or both, a material breach or violation of, assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby) compliance with the matters referred to in Section 5.2(c)(i), any Law to which the Strategic Investor, the Controlling Shareholder or any of their Subsidiaries is subject or (C) with or without notice, lapse of time or both, a breach or violation of, a termination, cancellation or modification (or right of termination, cancellation or modification) or default under, the payment of additional fees, the creation or acceleration of any obligations under or the creation of a Lien on any of the assets of the Strategic Investor, the Controlling Shareholder or any of their Subsidiaries pursuant to any Contract binding upon the Strategic Investor, the Controlling Shareholder or any of their Subsidiaries, except in the case of clause (C) for any such breach, violation, termination, default, creation or acceleration that would not, individually or in the aggregate, reasonably be likely to prevent or materially impair the ability of the Strategic Investor, the Controlling Shareholder or Merger Sub to consummate the Merger and the other transactions contemplated hereby.
(d)	Available Funds.
(i)	The Strategic Investor, the Controlling Shareholder and Merger Sub have available or will have available to them, as of the Effective Time (the “Financing Date”), all funds necessary for the payment to the Paying Agent of the aggregate amount of the Exchange Fund and any other amounts required to be paid in connection with the consummation of the Merger and the other transactions contemplated by this Agreement and to pay all related fees and expenses.
(ii)	The Controlling Shareholder has delivered to the Company a true and complete copy of an executed facility agreement obligating an unaffiliated third-party lender to provide debt financing to the Controlling Shareholder in an aggregate amount set forth therein, subject to the terms and conditions thereof (as amended or modified to date, the “Facility Agreement”), the proceeds of which shall be used to consummate the Merger and the other transactions contemplated by this Agreement (the “Financing”). The Facility Agreement is in full force and effect, and none of the commitments in the Facility Agreement has been amended, modified, withdrawn or terminated in any respect, and except as set forth in the Facility Agreement, no such amendment, modification, withdrawal or termination is contemplated by the Controlling Shareholder, or to the Knowledge of the Controlling Shareholder, any other party thereto. The Facility Agreement is a valid, binding and enforceable obligation of the Controlling Shareholder and, to the Controlling Shareholder’s Knowledge, is enforceable against the lender or lenders under the Facility Agreement (the “Lenders”) in accordance with its terms. There are no conditions precedent related to the funding under the Financing, except those expressly set forth in the Facility Agreement (the “Disclosed Conditions”). As of the date of this Agreement, neither the Strategic Investor nor the Controlling Shareholder (A) has any Knowledge that any event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of the Strategic Investor, the Controlling Shareholder or Merger Sub or any direct investor in any of the foregoing under any term or condition of the Facility Agreement or otherwise be reasonably likely to result in any portion of the Financing contemplated thereby to be unavailable as of the Financing Date; and (B) has any reason to believe that any of the Disclosed Conditions or the funding of any amounts thereunder will not be satisfied in a timely manner or that the Financing will not be made available to the Controlling Shareholder as of the Financing Date. The Strategic Investor, the Controlling Shareholder, Merger Sub and their respective Affiliates have fully paid any and all commitment fees or other fees required by the terms of the Facility Agreement to be paid on or before the date hereof. The proceeds from the Financing constitute all of the borrowings required to be provided by the Controlling Shareholder for the consummation of the Merger and other transactions contemplated by this Agreement. There are no side letters or other agreements, arrangements or understandings relating to the Financing to which the Strategic Investor, the Controlling Shareholder or Merger Sub or any of their Affiliates is a party or by which they are bound.

(e)	Capitalization of Merger Sub. The authorized share capital of Merger Sub consists solely of 50,000,000 ordinary shares, par value $0.001 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by the Controlling Shareholder and the Strategic Investor or a direct or indirect wholly owned Subsidiary of the Controlling Shareholder or the Strategic Investor. Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.
(f)	Brokers and Finders. No broker, finder or investment banker is entitled to any brokerage, finders’ or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Strategic Investor, the Controlling Shareholder or Merger Sub.
(g)	Schedule 13E-3; Proxy Statement; Other Information. None of the information provided by the Strategic Investor, the Controlling Shareholder or Merger Sub with respect to itself or its Affiliates for inclusion in the Schedule 13E-3 or the proxy statement (the “Proxy Statement”) relating to the Merger to be prepared in connection with the Shareholders’ Meeting, which will form part of the Schedule 13E-3 (the “Strategic Investor and Controlling Shareholder Information”) will, in the case of the Schedule 13E-3, as of the date of its filing and the date of each amendment or supplement thereto and, in the case of the Proxy Statement, (i) at the time of the mailing of the Proxy Statement or any amendments or supplements thereto and (ii) at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Strategic Investor, the Controlling Shareholder and Merger Sub make no representation or warranty with respect to any information that is contained or incorporated by reference in the Proxy Statement or the Schedule 13E-3 other than with respect to the Strategic Investor and Controlling Shareholder Information as set forth in this paragraph.
(h)	Solvency. None of the Strategic Investor, the Controlling Shareholder or Merger Sub is entering into the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors. Immediately after giving effect to all of the transactions contemplated hereby, including the Financing and the payment of the Per Share Merger Consideration, the Per ADS Merger Consideration and the aggregate amount of consideration payable in respect of Company Options and Company Awards in accordance with Section 4.3(a) and (b), respectively, any other repayment or refinancing of debt that may be contemplated in the Facility Agreement and payment of all related fees and expenses, assuming (i) satisfaction of the conditions to the obligation of the Strategic Investor, the Controlling Shareholder and Merger Sub to consummate the Merger as set forth herein, or the waiver of such conditions, and (ii) the accuracy of the representations and warranties of the Company set forth in Section 5.1 (for such purposes, such representations and warranties shall be true and correct in all material respects, and the representations and warranties set forth in Section 5.1(e), (g), (k) and (n) shall be true and correct in all respects), the Surviving Corporation will be solvent.
(i)	Certain Actions. Other than as expressly set forth in the Schedule 13D filed with the SEC by the Strategic Investor and the Controlling Shareholder, as amended prior to the date hereof, there are no Contracts between the Strategic Investor, the Controlling Shareholder or Merger Sub, on the one hand, and any member of the Company’s management, directors or stockholders, on the other hand, as of the date hereof, that relate in any way to the Company or the transactions contemplated hereby.
(j)	Title to Shares. Each of the Strategic Investor, the Controlling Shareholder and Merger Sub has and, immediately prior to the Effective Time, will have valid title to the Shares as set forth on Section 5.2(j) of the Disclosure Schedule, free and clear of all liens, encumbrances, equities or adverse claims, which constitute all of the Shares owned by each of the Strategic Investor, the Controlling Shareholder and Merger Sub, whether in the form of Shares or ADSs.
(k)	No Additional Representations.
(i)	Except for the representations and warranties made by the Strategic Investor, the Controlling Shareholder and Merger Sub in this Section 5.2, none of the Strategic Investor, the Controlling Shareholder or Merger Sub makes any express or implied representation or warranty with respect to the Strategic Investor, the Controlling Shareholder and Merger Sub or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and each of the Strategic Investor, the Controlling Shareholder and Merger Sub hereby disclaims any such other representations or warranties.
(ii)	Notwithstanding anything contained in this Agreement to the contrary, each of the Strategic Investor, the Controlling Shareholder and Merger Sub acknowledges and agrees that none of the Company, its Subsidiaries, Representatives or any other Person has made or is making any representations or warranties relating to the Company, its Subsidiaries or any other Person whatsoever, express or implied, beyond those expressly given by the Company in Section 5.1 hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company and its Subsidiaries furnished or made available the Strategic Investor, the Controlling Shareholder and Merger Sub, or any of their respective Representatives. Without limiting the generality of the foregoing, each of the Strategic Investor, the Controlling Shareholder and Merger Sub acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information of the Company or its Subsidiaries that may have been made available to any of the Strategic Investor, the Controlling Shareholder and Merger Sub or any of their respective Representatives.

ARTICLE VI
COVENANTS

6.1  Conduct of Business Pending the Merger.

(a)	Operation of the Company’s Business. Except as required by applicable Law or as expressly contemplated by this Agreement, the Company covenants and agrees as to itself and its Subsidiaries that, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, the business of it and its Subsidiaries shall be conducted only in the ordinary course and, to the extent consistent therewith, it and its Subsidiaries shall use their respective commercially reasonable efforts to preserve their business organizations intact and maintain its existing relations and goodwill with Governmental Entities, customers, suppliers, licensors, licensees, distributors, creditors, lessors, employees and business associates. Without limiting the generality of, and in furtherance of, the foregoing, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, except (A) as otherwise expressly required or permitted by this Agreement or as required by Law; (B) as the Strategic Investor and the Controlling Shareholder may approve in advance in writing, which approval shall not be unreasonably withheld, conditioned or delayed; provided, however, that the Controlling Shareholder shall be deemed to have approved if the Controlling Shareholder does not object within two weeks after a written request for such approval is delivered to the Controlling Shareholder by the Company; or (C) as set forth in Section 6.1(a) of the Company Disclosure Schedule, the Company will not and will not permit its Subsidiaries to:
(i)	adopt or propose any change in its memorandum and articles of association or other applicable governing instruments;
(ii)	effect any scheme of arrangement, merge or consolidate the Company or any of its Subsidiaries with any other Person, except for any such transactions among wholly owned Subsidiaries of the Company that are not obligors or guarantors of third party indebtedness, or other than in the ordinary course, restructure, reorganize or completely or partially liquidate or otherwise enter into any Contracts imposing material changes or material restrictions on its assets, operations or businesses;
(iii)	acquire, directly or indirectly, whether by purchase, merger, consolidation, scheme of arrangement or acquisition of stock or assets or otherwise, any assets, securities, properties, interests, or businesses or make any investment (whether by purchase of stock or securities, contributions to capital, loans to, or property transfers), in each case, other than (A) in the ordinary course of business, (it being understood and agreed that the acquisition of all or substantially all of the assets or outstanding shares or other equity securities of any Person is not in the ordinary course of business), or (B) if not in the ordinary course of business, with a value or purchase price (including the value of assumed liabilities) not in excess of $1,000,000 in any transaction or related series of transactions or acquisitions;
(iv)	issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, or redeem, purchase or otherwise acquire, any shares of capital stock of the Company or any of its Subsidiaries, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, other than in connection with (A) the exercise of Company Options or Company Awards, (B) the withholding of Company securities to satisfy tax obligations with respect to Company Options or Company Awards, (C) the acquisition by the Company of its securities in connection with the forfeiture of Company Options or Company Awards, (D) the acquisition by the Company of its securities in connection with the net exercise of Company Options or Company Awards in accordance with the terms thereof, (E) the issuance of Company securities as required to comply with any Company Benefit Plan or employment agreement as in effect on the date of this Agreement, or (F) pursuant to Contracts in effect as of the date of this Agreement;
(v)	create or incur (A) any lien or other security interest on any Company Intellectual Property owned or exclusively licensed or that is material and non-exclusively licensed by the Company or any of its Subsidiaries outside the ordinary course of business or (B) any Lien on any other assets of the Company or any of its Subsidiaries having a value in excess of $1,000,000, in each case, other than Permitted Liens;
(vi)	make any loans, advances, guarantees or capital contributions to or investments in any Person (other than the Company or any direct or indirect wholly owned Subsidiary of the Company) in excess of $1,000,000 in the aggregate except pursuant to Contracts in effect as of the date of this Agreement which have either been filed as exhibits to the Company Reports filed with the SEC or identified in Section 5.1(j) of the Company Disclosure Schedule;
(vii)	declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any Subsidiary to the Company or to any other Subsidiary and periodic dividends and other periodic distributions by Non-Wholly-Owned Subsidiaries in the ordinary course consistent with past practices), or enter into any Contract with respect to the voting of its capital stock;
(viii)	reclassify, split, combine, subdivide, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;
(ix)	incur, alter, amend or modify, any indebtedness for borrowed money or guarantee such indebtedness of another Person, or permit any Subsidiary of the Company to guarantee any indebtedness of the Company, other than the incurrence or guarantee of indebtedness in the ordinary course of business not to exceed $1,000,000 in the aggregate, including any borrowings under the existing credit facilities of the Company and its Subsidiaries to fund working capital needs, and such other actions taken in the ordinary course of business consistent with past practice;

(x)	issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries;
(xi)	make or authorize any capital expenditure in excess of $300,000 per project or related series of projects of $1,000,000 in the aggregate, other than expenditures necessary to maintain existing assets in good repair and expenditures contemplated by the Company’s budget and approved development plans as of the date of this Agreement included in Section 6.1(a) of the Company Disclosure Schedule;
(xii)	make any changes with respect to accounting policies or procedures materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by changes in applicable generally accepted accounting principles or Law;
(xiii)	settle any Action before a Governmental Entity by or against the Company or any of its Subsidiaries or relating to any of their business, properties or assets, other than settlements (A) entered into in the ordinary course of business consistent with past practice, (B) requiring of the Company and its Subsidiaries only the payment of monetary damages not exceeding $100,000 and (C) not involving the admission of any wrongdoing by the Company or any of its Subsidiaries;
(xiv)	engage in the conduct of any new line of business material to the Company and its Subsidiaries, taken as a whole;
(xv)	create any new Subsidiaries;
(xvi)	enter into, amend or modify, in any material respect, or terminate, or waive any material rights under, any Material Contract (or Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof), any material manufacturing or supply agreement for any of the Company’s material products or material compounds, or material IP Contract that is reasonably expected to result in a Material Adverse Effect;
(xvii)	make or change any material Tax election, materially amend any Tax Return (except as required by applicable Law), enter into any material closing agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes or materially change any method of Tax accounting;
(xviii)	(A) with regard to material Intellectual Property owned or licensed by the Company or any of its Subsidiaries, transfer, sell, license, mortgage, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material Intellectual Property, other than licenses or other Contracts granted in the ordinary course of business, or cancellation, abandonment, allowing to lapse or expire such Intellectual Property that is no longer used or useful in any of the Company’s or its Subsidiaries’ respective businesses or pursuant to Contracts in effect prior to the date of this Agreement; and (B) with regard to other assets, transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material assets, licenses, operations, rights, product lines, businesses or interests therein of the Company or its Subsidiaries, including capital stock of any of its Subsidiaries, except in connection with services provided in the ordinary course of business, sales of products in the ordinary course of business and sales of obsolete assets and except for sales, leases, licenses or other dispositions of assets with a fair market value not in excess of $500,000 in the aggregate, other than pursuant to Contracts in effect as of the date of this Agreement;
(xix)	except as required pursuant to existing written plans or Contracts in effect as of the date of this Agreement or as set forth in Section 5.1(h) of the Company Disclosure Schedule or as otherwise required by applicable Law, (A) enter into any new employment or compensatory agreements (including the renewal of any consulting agreement) with any employee, consultant or director of the Company or any of its Subsidiaries other than agreements that are entered into in the ordinary course of business with new hire employees who are not officers or directors, (B) grant or provide any severance or termination payments or benefits to any director, officer or employee of the Company or any of its Subsidiaries other than normal payments and benefits in the ordinary course of business consistent with past practice, (C) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to any director, officer or employee of the Company or any of its Subsidiaries, in each case other than to non-officer employees in the ordinary course of business consistent with past practice, (D) establish, adopt, amend or terminate any Company Benefit Plan (except as required by Law) or amend the terms of any outstanding equity-based awards, (E) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, to the extent not already provided in any such Company Benefit Plan, (F) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, or (G) forgive any loans to directors, officers or employees of the Company or any of its Subsidiaries; or
(xx)	agree, authorize or commit to do any of the foregoing.
(b)	Operation of the Strategic Investor’s, the Controlling Shareholder’s and Merger Sub’s Business. Each of the Strategic Investor, the Controlling Shareholder and Merger Sub agrees that, from the date hereof to the Effective Time, it shall not: (i) take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied; or (ii) take any action or fail to take any action which would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of the Strategic Investor, the Controlling Shareholder or Merger Sub to consummate the Merger or the other transactions contemplated by this Agreement.
(c)	No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give the Strategic Investor, the Controlling Shareholder or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct the Strategic Investor’s, the Controlling Shareholder’s or Merger Sub’s or operations. Prior to the Effective Time, each of the Strategic Investor, the Controlling Shareholder, Merger Sub and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries respective operations. Nothing in this Section 6.1(c) shall be deemed or construed to restrict the Strategic Investor or Controlling Shareholder from exercising the rights and powers arising out of their ownership of ordinary shares of the Company pursuant to the Company’s memorandum and articles of association and the Cayman Companies Law.

6.2  Acquisition Proposals.

(a)	No Solicitation or Negotiation. The Company agrees that, except as expressly permitted by this Section 6.2, from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, neither it nor any of its Subsidiaries nor any of the officers and directors of it or any of its Subsidiaries shall, and that it shall use its reasonable best efforts to instruct and cause its and its Subsidiaries’ Representatives not to, directly or indirectly:
(i)	initiate, solicit or knowingly encourage any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal;
(ii)	engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information to any Person relating to, any Acquisition Proposal; or

(iii)	otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal.

Notwithstanding anything in the foregoing to the contrary, prior to the time that, but not after, the Requisite Company Vote is obtained, if the Company has otherwise complied in all material respects with this Section 6.2, (1) following receipt by the Company of an Acquisition Proposal from any Person, the Company and its Representatives may contact such Person solely in order to (A) clarify and understand the terms and conditions of any Acquisition Proposal made by such Person so as to determine whether such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal and (B) notify such Person of the provisions of this Agreement; and (2) the Company may (A) provide information in response to a request therefor by a Person (other than any Affiliate of the Company) who has made an unsolicited written Acquisition Proposal that the Company board of directors believes in good faith to be bona fide and providing for the acquisition of more than 50% of the assets (on a consolidated basis) or more than 50% of the total voting power of the equity securities of the Company if the Company receives from the Person so requesting such information an executed confidentiality agreement on terms not more favorable to such other Person than those contained in the Confidentiality Agreement (as defined in Section 6.6); and promptly discloses (and, if applicable, provides copies of) any such information to the Strategic Investor and Controlling Shareholder to the extent not previously provided to the Strategic Investor and Controlling Shareholder (subject to the right of the Company to withhold such portions of documents or information to the extent relating to pricing or other matters that are highly sensitive if the exchange of such information (or portions thereof), as reasonably determined by the Company’s counsel, would be reasonably likely to result in antitrust difficulties for the Company (or any of its Affiliates)); (B) engage or participate in any discussions or negotiations with any Person who has made such an unsolicited bona fide written Acquisition Proposal of the type described in clause (2)(A) above; or (C) after having complied with Section 6.2(b), approve, recommend, or otherwise declare advisable or propose to approve, recommend or declare advisable (publicly or otherwise) such an Acquisition Proposal; provided, however, that (x) in each such case referred to in clause (2)(A) or (2)(B) above, the board of directors of the Company has determined in good faith based on the information then available (and after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal; and (y) in the case referred to in clause (2)(C) above, the board of directors of the Company determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal is a Superior Proposal.

(b)	No Change of Recommendation or Alternative Acquisition Agreement. The board of directors of the Company and the Independent Committee shall not:
(i)	withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to the Strategic Investor and the Controlling Shareholder, the Company Recommendation with respect to the Merger; or
(ii)	except as expressly permitted by, and after compliance with, Section 8.3(a), cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than a confidentiality agreement referred to in Section 6.2(a) entered into in compliance with Section 6.2(a)) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal.

Notwithstanding anything to the contrary set forth in this Agreement, prior to the time, but not after, the Requisite Company Vote is obtained, the board of directors of the Company, based on recommendation of the Independent Committee, may withhold, withdraw, qualify or modify the Company Recommendation or approve, recommend or otherwise declare advisable any Superior Proposal not knowingly solicited, entered into or agreed to in breach of this Section 6.2 and made after the date of this Agreement, if the board of directors of the Company (acting through the Independent Committee) determines in good faith, after consultation with outside legal counsel, that failure to do so would be inconsistent with its fiduciary obligations under applicable Law (a “Change of Recommendation”); provided, however, that no Change of Recommendation may be made until after at least 72 hours following the Strategic Investor’s and the Controlling Shareholder’s receipt of notice from the Company advising that the Company (acting through the Independent Committee) currently intends to take such action and the basis therefor, including all required information under Section 6.2(e). In determining whether to make a Change of Recommendation, the board of directors of the Company, based on recommendation of the Independent Committee, shall take into account any changes to the terms of this Agreement proposed by Strategic Investor and Controlling Shareholder and any other information provided by Strategic Investor and Controlling Shareholder. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.2 and shall require a new notice to the Strategic Investor and the Controlling Shareholder as contemplated by Section 6.2(e) and the Company shall be required to comply again with the requirements of this paragraph.

(c)	Certain Permitted Disclosure. Nothing contained in this Section 6.2 shall be deemed to prohibit the Company from complying with its disclosure obligations under United States federal or state Law, or other applicable Law, with regard to an Acquisition Proposal; provided, however, that if such disclosure includes a Change of Recommendation or has the substantive effect of withdrawing or adversely modifying the Company Recommendation, such disclosure shall be deemed to be a Change of Recommendation and the Strategic Investor and the Controlling Shareholder shall have the right to terminate this Agreement as set forth in Section 8.4 (it being understood that a statement by the Company that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto, or any “stop, look or listen” communication that contains only the information set forth in Rule 14d-9(f) under the Exchange Act shall not be deemed a Change of Company Recommendation or be deemed to have the substantive effect of withdrawing or adversely modifying the Company Recommendation).
(d)	Existing Discussions. The Company agrees that it will: (i) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal; (ii) take the necessary steps to promptly inform the individuals or entities referred to in the first sentence of this Section 6.2(d) of the obligations undertaken in this Section 6.2; and (iii) promptly request each Person that has executed a confidentiality agreement on or after January 1, 2009, in connection with such Person’s consideration of acquiring the Company or any of its Subsidiaries to return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries.
(e)	Notice. The Company agrees that it will promptly (and, in any event, within 24 hours) notify the Strategic Investor and the Controlling Shareholder if any proposals or offers with respect to an Acquisition Proposal are received by, any such information is requested from, or any such discussions or negotiation are sought to be initiated or continued with, it or any of its Representatives indicating, in connection with such notice, the name of such Person, the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and if the Company has any intention to provide confidential information to such Person, and thereafter shall keep the Strategic Investor and the Controlling Shareholder informed, on a reasonably current basis (and in any event within 24 hours of the occurrence of any material changes, developments, discussions or negotiations) of the status and terms of any such Acquisition Proposal, indication, inquiry or request and of any material changes in the status and terms of any such Acquisition Proposal, indication, inquiry or request (including the material terms and conditions thereof). Without limiting the foregoing, the Company shall promptly (and in any event within 24 hours) notify the Strategic Investor and the Controlling Shareholder orally and in writing if it determines to initiate actions concerning an Acquisition Proposal as permitted by this Section 6.2. The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement that prohibits the Company from providing such information to the Strategic Investor and the Controlling Shareholder.

6.3  Preparation of the Proxy Statement and Schedule 13E-3.

(a)	As soon as reasonably practicable following the date of this Agreement, the Company, with the assistance and cooperation of the Strategic Investor, the Controlling Shareholder and Merger Sub, shall prepare and furnish the Proxy Statement in preliminary form to the SEC. The Company shall cause the Proxy Statement to be mailed to the shareholders of the Company as promptly as reasonably practicable after having cleared the SEC comments on the Schedule 13E-3. Each of the Strategic Investor, the Controlling Shareholder, Merger Sub and the Company shall furnish all information concerning itself and its affiliates that is required to be included in the Proxy Statement. No filing of, or amendment or supplement to, the Proxy Statement will be made by the Company without providing Strategic Investor and Controlling Shareholder a reasonable opportunity to review and comment thereon except as required by applicable Law. Each of the Company, the Strategic Investor and the Controlling Shareholder shall promptly advise the other of any comments received from the SEC with respect to the Proxy Statement. If at any time prior to the Effective Time any information relating to the Company, the Controlling Shareholder, the Strategic Investor or Merger Sub, or any of their respective Affiliates, directors or officers, should be discovered by the Company, the Controller Shareholder, the Strategic Investor or Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the shareholders of the Company.
(b)	Concurrently with furnishing the Proxy Statement to the SEC, the Strategic Investor, the Controlling Shareholder, Merger Sub, their Affiliates and the Company shall prepare and file with the SEC, the Schedule 13E-3. The Strategic Investor, the Controlling Shareholder, Merger Sub and the Company shall cause the Schedule 13E-3 to comply with the rules and regulations promulgated by the SEC and respond promptly to any comments of the SEC or its staff regarding the Schedule 13E-3. Each party agrees to provide the other party and its counsel with copies of any comments that such party or its counsel may receive from the staff of the SEC regarding the Schedule 13E-3 promptly after receipt thereof. Each of the Strategic Investor, the Controlling Shareholder, Merger Sub and the Company shall furnish all information concerning itself and its affiliates that is required to be included in the Schedule 13E-3. Each of the Controlling Shareholder, the Strategic Investor, Merger Sub, their counsel, the Company, and its counsel shall be given an opportunity to review and comment on the Schedule 13E-3 and each supplement, amendment or response to comments with respect thereto prior to filing with the SEC.

6.4  Shareholders Meeting. The Company will take, in accordance with applicable Law and its memorandum and articles of association, all actions necessary to convene a meeting of holders of Shares (the “Shareholders Meeting”) as promptly as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 and Proxy Statement to consider and vote upon the approval of this Agreement and the Merger. Subject to Section 6.2 hereof, the board of directors of the Company shall recommend such approval and shall take all lawful actions to solicit such approval of this Agreement. In the event that subsequent to the date hereof, the board of directors of the Company makes a Change of Recommendation, the Company shall nevertheless submit this Agreement to the holders of the Shares for approval at the Shareholders Meeting in accordance with this Section 6.4 unless this Agreement shall have been terminated in accordance with its terms prior to the Shareholders Meeting.

6.5  Filings; Other Actions; Notification.

(a)	Cooperation. Subject to the terms and conditions set forth in this Agreement, the Company, the Controlling Shareholder, the Strategic Investor and Merger Sub and their respective Representatives shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable

Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as reasonably practicable, including preparing, execution and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement.
(b)	Information. Subject to the right of the Company to withhold such portions of documents or information to the extent relating to pricing or other matters that are highly sensitive if the exchange of such information (or portions thereof) were to occur (provided, however, that the foregoing limitation shall not be applicable to any information required to be described or disclosed in the Schedule 13E-3), the Company, the Controlling Shareholder, the Strategic Investor and Merger Sub each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of the Strategic Investor, the Controlling Shareholder, Merger Sub, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement.
(c)	Status. Subject to applicable Laws and as required by any Governmental Entity, the Company, Controlling Shareholder, Strategic Investor and Merger Sub each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Strategic Investor, Controlling Shareholder, Merger Sub or the Company, as the case may be, or any of its Subsidiaries, from any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. The Company shall give reasonably prompt notice to Strategic Investor, Controlling Shareholder and Merger Sub of any change, fact or condition that is reasonably expected to result in a Material Adverse Effect or of any failure of any condition to Strategic Investor’s, Controlling Shareholder’s and Merger Sub’s respective obligations to effect the Merger. Strategic Investor, Controlling Shareholder and Merger Sub shall give reasonably prompt notice to the Company of any change, fact or condition that is reasonably expected to prevent or materially impair the consummation of the transactions contemplated by this Agreement or of any failure of any condition to the Company’s obligations to effect the Merger.
(d)	Antitrust Matters.
(i)	Subject to the terms and conditions set forth in this Agreement, without limiting the generality of the undertakings pursuant to this Section 6.5, each of the Company, the Controlling Shareholder, the Strategic Investor and Merger Sub agrees to promptly provide to each and every Governmental Antitrust Entity non-privileged information and documents (i) requested by any Governmental Antitrust Entity or (ii) that are necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement in accordance with Section 7.1(b), and use its reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 6.5(d) to cause the expiration or termination of the applicable waiting periods, or receipt of required authorizations, as applicable, under all applicable antitrust Laws as soon as practicable.
(ii)	In furtherance and not in limitation of the covenants of the parties contained herein, if any objections are asserted with respect to the transactions contemplated hereby under any Law or if any suit is instituted (or threatened to be instituted) by the Federal Trade Commission, the Department of Justice or any other applicable Governmental Entity or any private party challenging any of the transactions contemplated hereby as violative of any Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, each of the Strategic Investor, the Controlling Shareholder,

Merger Sub and the Company shall use its reasonable best efforts to resolve any such objections or suits so as to permit consummation of the transactions contemplated by this Agreement, including selling, holding separate or otherwise disposing of or conducting its business in a manner which would resolve such objections or suits or agreeing to sell, hold separate or otherwise dispose of or conduct its business in a manner which would resolve such objections or suits or permitting the sale, holding separate or other disposition of, any of its assets or the assets of its Subsidiaries or the conducting of its business in a manner which would resolve such objections or suits so long as such actions, individually or in the aggregate, do not have, and would not be reasonably likely to have, a Material Adverse Effect; provided, however, that the Company may expressly condition any such sale, holding separate or other disposal, and any agreement to take any such action or to conduct its business in any manner, upon the consummation of the Merger and the other transactions contemplated hereby.

6.6  Access and Reports. Subject to applicable Law, upon reasonable advance notice from the Strategic Investor or the Controlling Shareholder, the Company shall (and shall cause its Subsidiaries to) afford the Strategic Investor’s and the Controlling Shareholder’s officers and other authorized Representatives reasonable access (so long as such access does not unreasonably interfere with the operations of the Company or its Subsidiaries), during normal business hours throughout the period prior to the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, to its employees, properties, books, contracts and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish as promptly as reasonably practicable to Strategic Investor and the Controlling Shareholder and their authorized Representatives all information concerning its business, properties and personnel as may reasonably be requested. Notwithstanding the foregoing, none of the Strategic Investor, the Controlling Shareholder, Merger Sub or their Representatives shall have access to any books, records, documents or other information (i) to the extent that such books, records, documents or other information is subject to the terms of a confidentiality agreement with a third party (provided that at the request of the Strategic Investor and the Controlling Shareholder, the Company shall use its commercially reasonable efforts to obtain waivers from such third parties), (ii) to the extent that the disclosure of such books, records, documents or other information would result in the loss of attorney-client privilege, (iii) to the extent the disclosure of such books, records, documents or other information is prohibited by applicable Law, (iv) to the extent disclosure of such books, records, documents or other information, as reasonably determined by the Company’s counsel, would be reasonably likely to result in antitrust difficulties for the Company (or any of its Affiliates), or (v) to the extent the Company determines in good faith that such books, records, documents or other information involves trade secrets of the Company or its Subsidiaries. All information provided or made available pursuant to this Section 6.6 to the parties or their Representatives shall be subject to the confidentiality agreement dated May 26, 2010, among the Strategic Investor, the Controlling Shareholder and the Independent Committee (the “Confidentiality Agreement”). The Strategic Investor and the Controlling Shareholder shall be responsible for any unauthorized disclosure of any such information provided or made available pursuant to this Section 6.6 by their Representatives.

6.7  Stock Exchange Delisting. Prior to the Effective Time, the Company shall cooperate with Strategic Investor and Controlling Shareholder and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the New York Stock Exchange (“NYSE”) to enable the delisting by the Surviving Corporation of the Shares and the ADSs from the NYSE and the deregistration of the Shares and the ADSs under the Exchange Act as promptly as practicable after the Effective Time.

6.8  Publicity. The initial press release regarding the execution of this Agreement shall be a joint press release, mutually agreed upon by the Company, the Controlling Shareholder and the Strategic Investor. After the initial press release, except with respect to a Change of Recommendation or any action taken by the Company or its board of directors or the Independent Committee pursuant to, and in accordance with, Section 6.2, so long as this Agreement is in effect, the Company, the Controlling Shareholder and the Strategic Investor each shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity.

6.9  Financing.

(a)	The Controlling Shareholder shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to satisfy the Disclosed Conditions, and to consummate the Financing on the terms and conditions described in the Facility Agreement (or on other terms that would not adversely impact the ability of Controlling Shareholder to timely consummate the transactions contemplated by this Agreement), including using commercially reasonable efforts to satisfy on a timely basis all covenants, terms and conditions applicable to the Controlling Shareholder in the Facility Agreement that are within its control, including the Disclosed Conditions. In the event that all conditions in the Facility Agreement required to be satisfied by the Controlling Shareholder have been satisfied, or upon funding, will be satisfied, in the Controlling Shareholder’s good faith judgment, the Controlling Shareholder shall use its commercially reasonable efforts to cause the Lenders to fund the Financing on the Financing Date and otherwise enforce its rights under the Facility Agreement. The Controlling Shareholder shall not, and shall not permit any of its Affiliates to, without the prior written consent of the Company, take or fail to take any action or enter into any transaction, including any merger, acquisition, joint venture, disposition, lease, contract or debt or equity financing, that could reasonably be expected to materially impair, delay or prevent obtaining the Financing. The Controlling Shareholder shall give the Company prompt notice of any material breach by any party under the Facility Agreement of which the Controlling Shareholder becomes aware or any communications from Lender to the effect that it may not provide any portion of the financing contemplated by the Facility Agreement. In the event that any portion of the Financing becomes unavailable in the manner or from the sources contemplated in the Facility Agreement despite the Controlling Shareholder’s commercially reasonable efforts to obtain the Financing, (i) Controlling Shareholder shall promptly notify the Company, and (ii) Controlling Shareholder shall use its commercially reasonable efforts to arrange to obtain any such portion of the Financing from alternative sources, on terms that are no less favorable to the Controlling Shareholder, as promptly as practicable following the occurrence of such event, including entering into definitive agreements with respect thereto. In connection with its obligations under this Section 6.9, the Controlling Shareholder shall be permitted to amend, modify or replace the Facility Agreement; provided that the Controlling Shareholder shall not permit any replacement of, or amendment or modification to be made to, or any waiver of any material provision or remedy under, the Facility Agreement that would be reasonably likely to cause any delay in the satisfaction of the conditions set forth in Article VII or would reasonably be expected to prevent or materially impair or delay obtaining the Financing as required by the Controlling Shareholder to meet its obligations under this Agreement. The Controlling Shareholder shall keep the Company reasonably informed of the status of Controlling Shareholder’s efforts to arrange the Financing.
(b)	The Company shall, and shall cause each of its Subsidiaries to, reasonably cooperate in connection with the arrangement of the Financing as may be reasonably requested by the Controlling Shareholder (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries). Such cooperation by the Company and its Subsidiaries shall include, at the reasonable request of the Controlling Shareholder, (i) delivering such officer’s and other certificates as required by the Facility Agreement and as are, in the good faith determination of the persons executing such certificates, accurate, (ii) entering into such agreements and arrangements as required by the Facility Agreement, including agreements to pledge, guarantee, grant security interests in, and otherwise grant liens on, the Company’s or its Subsidiaries’ assets, provided, that no obligation of the Company or its subsidiaries under any such agreement, pledge, guarantee or grant contemplated by this clause (ii) shall be effective until the Effective Time, (iii) using its commercially reasonable efforts to cause its independent registered public accountants to deliver such comfort letters as required by the Facility Agreement, (iv)

providing the Controlling Shareholder and its Financing sources as promptly as practicable with financial and other pertinent information with respect to the Company and its Subsidiaries as required by the Facility Agreement, (v) making the Company’s executive officers and other relevant employees reasonably available to assist the Lenders providing the Financing, and (vi) taking all corporate actions, subject to the occurrence of the Closing, to permit consummation of the Financing and the direct borrowing or incurrence of all proceeds of the Financing by the Surviving Corporation immediately following the Effective Time.

6.10  Expenses. Except as otherwise provided in Section 6.9 and Section 8.5, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense.

6.11  Indemnification; Directors’ and Officers’ Insurance.

(a)	The indemnification, advancement and exculpation provisions of certain indemnification agreements by and among the Company and its directors and certain executive officers, as in effect at the Effective Time shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers or employees of the Company. The Strategic Investor and the Controlling Shareholder shall cause the Surviving Corporation to comply with all such indemnification, advancement and exculpation provisions under the memorandum and articles of association of the Company as in effect on the date hereof, Cayman Companies Law, or otherwise, except to the extent prohibited by applicable Law. The Memorandum and Articles of Association will contain provisions with respect to exculpation and indemnification that are at least as favorable to the directors, officers or employees of the Company as those contained in the memorandum and articles of association of the Company as in effect on the date hereof, except to the extent prohibited by the Cayman Companies Law or any other applicable Law, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers or employees of the Company, unless such modification is required by Law.
(b)	From and after the Effective Time, the Surviving Corporation shall comply with all of the Company’s obligations, and shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the present and former officers and directors thereof against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with any acts or omissions occurring or alleged to occur prior to or at the Effective Time to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof and to the fullest extent permitted by the Cayman Companies Law or any other applicable Law, including the approval of this Agreement, the Merger or the other transactions contemplated by this Agreement or arising out of or pertaining to the transactions contemplated by this Agreement provided that such indemnification shall be subject to any limitation imposed from time to time under applicable Law; and (ii) such persons against any and all Damages arising out of acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company or any of its Subsidiaries.
(c)	The Surviving Corporation shall, and the Strategic Investor and the Controlling Shareholder shall cause the Surviving Corporation to, maintain the Company’s and its Subsidiaries’ existing directors’ and officers’ liability insurance (including for acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby) covering each Person covered as of the Effective Time by the Company’s officers’ and directors’ liability insurance policy (each such Person, an “Indemnified Party”) on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof for a period of six years after the Effective Time; provided, however, that, subject to the immediately succeeding sentence, in no event shall the Surviving Corporation be required to expend in any one year an amount in excess of 300% of the current annual premium paid by the Company for such insurance. In addition, the Company may and, at the Strategic Investor’s and the Controlling Shareholder’s request, the Company will, purchase a six-year “tail” prepaid policy prior to the Effective Time on terms and conditions no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company. If such “tail” prepaid policies have been obtained by the Company prior to the Closing, the Surviving Corporation shall, and the Strategic Investor and the Controlling Shareholder shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations under this Section 6.11(c) shall terminate.
(d)	If the Strategic Investor, the Controlling Shareholder, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then the obligations of the Strategic Investor, the Controlling Shareholder, or the Surviving Corporation, as the case may be, that are set forth under this Section 6.11 shall survive, and to the extent necessary, proper provision shall be made so that the successors and assigns of the Strategic Investor, the Controlling Shareholder or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.11.
(e)	The provisions of this Section 6.11 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 6.11.
(f)	The agreements and covenants contained in this Section 6.11 shall not be deemed to be exclusive of any other rights to which any such present or former director or officer of the Company or any of its Subsidiaries is entitled, whether pursuant to Law, contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.11 is not prior to or in substitution for any such claims under any such policies.

6.12  Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other transactions contemplated by this Agreement and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and its board of directors, grant all necessary approvals) so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute, regulation or provision in the Company’s memorandum and articles of association on the Merger and the other transactions contemplated by this Agreement.

6.13  Resignations. To the extent requested by the Strategic Investor and the Controlling Shareholder in writing at least three business days prior to Closing, on the Closing Date, the Company shall use commercially reasonable efforts to cause to be delivered to the Strategic Investor and the Controlling Shareholder duly signed resignations, effective as of the Effective Time, of the directors of the Company and the Subsidiaries designated by the Strategic Investor and the Controlling Shareholder.

6.14  Participation in Litigation. The Company shall give Strategic Investor and Controlling Shareholder the opportunity to participate in the defense or settlement of any shareholder litigation against the Company and/

or its directors relating to the transactions contemplated hereby, and no such litigation shall be settled without Strategic Investor’s and Controlling Shareholder’s prior written consent.

6.15  Confidentiality Agreement. Each of the Strategic Investor, the Controlling Shareholder and Merger Sub acknowledges, on its own behalf and on behalf of each of their respective Affiliates, that each of them and their respective Affiliates continues to be bound by the Confidentiality Agreement, and the parties hereto acknowledge and agree that this Agreement does not in any manner modify or limit the Company’s or the Independent Committee’s rights thereunder, and that the Company and the Independent Committee shall be entitled to an injunction or injunctions to prevent any breach by the Strategic Investor, the Controlling Shareholder and Merger Sub or their representatives or to enforce the terms and conditions thereof.

6.16  Management. Subject to the provisions of Section 6.2, in no event shall any of the Strategic Investor, the Controlling Shareholder or Merger Sub, or any of their respective Affiliates, enter into, or seek to enter into, any arrangements that are effective prior to the Closing with any member of the Company’s management or any other Company employee (other than Mr. Xiaochun Wang) that contain any terms that prohibit or restrict such member of management or such employee from discussing, negotiating or entering into any arrangements with any third party in connection with a transaction relating to the Company or any of its Subsidiaries. The Strategic Investor, the Controlling Shareholder and Merger Sub shall cause each of its respective Affiliates to comply with the foregoing covenant.

6.17  Voting at the Shareholders Meeting. Provided there is no Change of Recommendation, each of the Controlling Shareholder and Strategic Investor shall vote or cause to be voted (a) all of the Shares beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by the Controlling Shareholder and Strategic Investor as of the date of this Agreement and (b) all of the Shares of which the Controlling Shareholder and Strategic Investor acquires beneficial ownership after the date of this Agreement in favor of the adoption of this Agreement at the Shareholders Meeting. Provided there is no Change of Recommendation, neither the Controlling Shareholder nor Strategic Investor shall enter into any agreement or understanding with any Person to vote or give instructions to vote, or make any public announcement that is in any manner inconsistent with this Section 6.17. The covenants of the Controlling Shareholder and Strategic Investor set forth in this Section 6.17 shall be disclosed in the Proxy Statement.

ARTICLE VII
CONDITIONS

7.1  Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Closing Date of each of the following conditions:

(a)	Shareholder Approvals. This Agreement and the transactions contemplated hereby, including the Merger, shall have been duly adopted by holders of Shares constituting the Requisite Company Vote at the Shareholders Meeting in accordance with applicable Law and the memorandum and articles of association of the Company.
(b)	Regulatory Consents. All governmental and third party consents required to be obtained prior to the Effective Time by the Company, the Controlling Shareholder or the Strategic Investor or any of their respective Subsidiaries shall have been obtained (and shall remain in full force and effect) or any applicable waiting period thereunder shall have been terminated or shall have expired.
(c)	No Injunction. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect which restrains, enjoins or otherwise prohibits consummation of the Merger (collectively, an “Injunction”).

7.2  Conditions to Obligations of the Strategic Investor, the Controlling Shareholder and Merger Sub. The obligations of the Strategic Investor, the Controlling Shareholder and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by the Strategic Investor and the Controlling Shareholder at or prior to the Closing Date of each of the following conditions:

(a)	Representations and Warranties. (i) Subject to the initial clause of Section 5.1, the representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and (ii) the Strategic Investor and the Controlling Shareholder shall have received at the Closing a certificate signed on behalf of the Company by the Chief Executive Officer of the Company to the effect that such officer has read this Section 7.2(a) and the conditions set forth in this Section 7.2(a) have been satisfied; provided, however, that notwithstanding anything to the contrary, this Section 7.2(a) shall be deemed to have been satisfied even if such representations or warranties are not so true and correct unless the failure of such representations or warranties to be so true and correct, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all Material Adverse Effect qualifications and other materiality qualifications contained in a particular representation or warranty shall be disregarded).
(b)	Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Strategic Investor and the Controlling Shareholder shall have received a certificate signed on behalf of the Company by the Chief Executive Officer of the Company to such effect.
(c)	No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any change, event, circumstance or development that has had or is reasonably likely to have, a Material Adverse Effect.
(d)	Dissenting Shareholders. The holders of no more than 5% of the Shares shall not have validly served a notice of dissent under Section 238(5) of the Cayman Companies Law.

7.3  Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Closing Date of each of the following conditions:

(a)	Representations and Warranties. (i) The representations and warranties of the Strategic Investor, the Controlling Shareholder and Merger Sub set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), and (ii) the Company shall have received at the Closing certificates signed on behalf of the Strategic Investor, the Controlling Shareholder and Merger Sub by, respectively, a designated director of the Strategic Investor, a designated director of the Controlling Shareholder and by the Chief Executive Officer of Merger Sub to the effect that such Person has read this Section 7.3(a) and the conditions set forth in this Section 7.3(a) have been satisfied.
(b)	Performance of Obligations of the Strategic Investor, the Controlling Shareholder and Merger Sub. Each of the Strategic Investor, the Controlling Shareholder and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received certificates signed on behalf of the Strategic Investor, the Controlling Shareholder and Merger Sub by, respectively, a designated director of the Strategic Investor, a designated director of the Controlling Shareholder and by the Chief Executive Officer of Merger Sub to such effect.

(c)	Financing. The Controlling Shareholder shall have delivered a notification from CITIC Bank International Limited, as agent (the “Agent”) on behalf of the Lenders confirming that all of the Disclosed Conditions to the Facility Agreement have been satisfied, except (i) evidence of the issuance by the Registrar of Companies of the Cayman Islands of the certificate of merger and (ii) conditions that have been waived by the Agent (acting on the instructions of the Lenders).

ARTICLE VIII
TERMINATION

8.1  Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the filing of the Cayman Plan of Merger, whether before or after the adoption by the shareholders of the Company referred to in Section 7.1(a), by mutual written consent of the Company, the Controlling Shareholder and the Strategic Investor.

8.2  Termination by Either the Strategic Investor and the Controlling Shareholder or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the filing of the Cayman Plan of Merger by the Strategic Investor and the Controlling Shareholder, acting together, or by the Company if: (a) the Merger shall not have been consummated and the Effective Time shall not have occurred by March 31, 2011 (the “Termination Date”); (b) the approval of the Company’s shareholders required by Section 7.1(a) shall not have been obtained at the Shareholders’ Meeting (after giving effect to all adjournments or postponements thereof); or (c) whether before or after the adoption by the shareholders of the Company referred to in Section 7.1(a), any Injunction permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable; provided, that the right to terminate this Agreement pursuant to Section 8.2(a) shall not be available to any party if the circumstances described in Section 8.2(a) were caused by such party’s failure to comply with its obligations under this Agreement.

8.3  Termination by the Company. This Agreement may be terminated and the Merger may be abandoned at any time by action of the Company’s board of directors: (a) if the Company’s board of directors has effected a Change of Recommendation; provided, however, that the Company shall not terminate this Agreement pursuant to the foregoing clause unless: (i) the Company shall have complied in all material respects with Section 6.2; and (ii) the Company pays the Termination Fee in immediately available funds required to be paid pursuant to Section 8.5(b); (b) if there has been a breach of any representations, warranties, covenants or agreements made by the Strategic Investor, the Controlling Shareholder or Merger Sub in this Agreement, or any such representations and warranties shall have become untrue or incorrect after the execution of this Agreement, such that (i) the condition set forth in either Sections 7.3(a) or 7.3(b) would not be satisfied and (ii) such breach or failure is not cured within 30 business days following receipt of written notice of such breach or failure from the Company; provided, however, that the failure of any such condition to be capable of satisfaction is not the result of a material breach of this Agreement by the Company; or (c) if the Controlling Shareholder, having complied in all respects with its obligations pursuant to Section 6.9, is unable to obtain the Financing on the Financing Date; provided, however, that this Section 8.3(c) shall not apply if the reason for the failure to obtain the Financing on the Financing Date is (x) the failure of any of the representations and warranties set out in Section 5.1 to be true and correct or (y) the failure of the Company or any of its Subsidiaries to comply with their obligations under Section 6.1(a) or Section 6.9(b), in which case such termination shall then be deemed a termination by the Strategic Investor and the Controlling Shareholder pursuant to Section 8.4(c).

8.4  Termination by the Strategic Investor and the Controlling Shareholder. This Agreement may be terminated and the Merger may be abandoned at any time prior to the filing of the Cayman Plan of Merger by action of the board of directors of the Strategic Investor and the Controlling Shareholder: (a)(i) if the board of directors of the Company shall have made a Change of Recommendation in a manner adverse to the Strategic Investor and the Controlling Shareholder or (ii) if the board of directors of the Company approves, endorses or recommends any Acquisition Proposal other than the Merger or (iii) if the Company or the board of directors of the Company resolves or announces its intention to do any of the foregoing, in the case of any of (i), (ii) or (iii) whether or not permitted by Section 6.2; (b) if the Company (i) materially breaches its obligations under Section 6.2, or the Company board of directors or any committee thereof shall resolve to do any of the foregoing or (ii) materially breaches its obligations under Section 6.3(a) or 6.3(b) and such breach is not cured within 10 days after the Company’s receipt of written notice asserting such breach or failure from Merger Sub; or (c) if there has been a breach of any other representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue or incorrect after the execution of this Agreement, such that (i) the condition set forth in either Section 7.2(a) or 7.2(b) would not be satisfied and (ii) such breach or failure to be true or correct is not cured within 30 business days following receipt of written notice of such breach or failure from the Strategic Investor and the Controlling Shareholder; provided, however, that the failure of any such condition to be capable of satisfaction is not the result of a material breach of this Agreement by the Strategic Investor, the Controlling Shareholder or Merger Sub.

8.5  Effect of Termination and Abandonment.

(a)	Except as provided in paragraphs (b) or (c) below, in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, that (i) no such termination shall relieve any party hereto of any liability or damages to the other party hereto resulting from any willful or intentional material breach by a party of its representations, warranties, covenants or other agreements set forth in this Agreement and (ii) the provisions set forth in Section 8.3(a)(ii), this Section 8.5 and Section 9.1 shall survive the termination of this Agreement.
(b)	In the event that (i) a bona fide Acquisition Proposal shall have been made to the Company or any Person shall have publicly announced an intention (whether or not conditional) to make a bona fide Acquisition Proposal with respect to the Company (and such Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn without qualification at least (A) 20 business days prior to, with respect to any termination pursuant to Section 8.2(a), the date of termination, and (B) at least 10 business days prior to, with respect to termination pursuant to Section 8.2(b), the date of the Shareholders Meeting) and thereafter this Agreement is terminated by either the Controlling Shareholder and the Strategic Investor acting together or the Company pursuant to Section 8.2(a) or 8.2(b), (ii) this Agreement is terminated (A) by the Strategic Investor and the Controlling Shareholder pursuant to Section 8.4 or (B) by the Company pursuant to Section 8.2(b) and, on or prior to the date of the Shareholders Meeting any event giving rise to the Strategic Investor’s and the Controlling Shareholder’s right to terminate under Section 8.4 shall have occurred or (iii) this Agreement is terminated by the Company pursuant to Section 8.3(a), then, in each case, the Company shall promptly, but in no event later than five business days after the date of such termination, pay the Buyer Parties an aggregate termination fee of $2.5 million (the “Termination Fee”) payable by wire transfer of same day funds. The right of the Controlling Shareholder and Strategic Investor to receive payment of the Termination Fee from the Company shall be the sole and exclusive remedy of the Buyer Parties against the Company Parties for any loss or damage suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of the Termination Fee, none of the Company Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby (except that the Company shall also be obligated with respect to Section 8.5(d)). It is understood and agreed that payment of the Termination Fee represents the reasonable estimate of actual damages by the Company, the Controlling Shareholder, the Strategic Investor and Merger Sub and does not constitute a penalty.
(c)	In the event that this Agreement is terminated pursuant to (i) Section 8.3(b), then the responsible member or members of the Buyer Parties shall promptly but in no event later than five business days after the date of such termination, pay the Company a termination fee in the amount of $2.5 million, or (ii) Section 8.3(c), then the Controlling Shareholder shall promptly, but in no event later than five business days after the date of such termination, pay the Company a termination fee in the amount of $2.0 million, plus in each case all out-of-pocket costs and expenses incurred by the Company and its Subsidiaries in connection with the proposed Merger, including without limitation all legal and financial advisory fees, fees of the Independent Committee members, and other fees and expenses incurred by the Company and its Subsidiaries in negotiating and executing the Merger and the Company’s cooperation under Section 6.9(b) (the “Buyer Termination Fee”) payable by wire transfer of same day funds to an account designated in writing by the Company’s Chief Operating Officer. Subject to Section 9.5(d), the Company’s right to receive payment of the Buyer Termination Fee from the Buyer Parties shall be the sole and exclusive remedy of the Company Parties against the Buyer Parties for any loss or damage suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of the Buyer Termination Fee, none of the Buyer Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby (except that the Buyer Parties shall also be obligated with respect to Section 8.5(d)). It is understood and agreed that payment of the Buyer Termination Fee represents the reasonable estimate of actual damages by the Company, the Controlling Shareholder, the Strategic Investor and Merger Sub and does not constitute a penalty.
(d)	Each of the parties hereto acknowledges that the agreements contained in this Section 8.5 are an integral part of the transactions contemplated hereby, and that without these agreements, the other party would not enter into this Agreement. Accordingly, if the Company or the responsible member or members of the Buyer Parties, as the case may be, fails to timely pay the Termination Fee or the Buyer Termination Fee, as the case may be, and, in order to obtain such amount due, the Company or the Buyer Parties, as the case may be, commences a suit which results in a judgment against the other party for the payment of the Termination Fee or the Buyer Termination Fee, as the case may be, such paying party shall pay the other party its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such payment was required to be paid until the date such payment was actually received.

8.6  Termination by the Company. Any action by the Company to terminate this Agreement pursuant to this Article VIII shall require approval of the board of directors of the Company following the recommendation of the Independent Committee.

ARTICLE IX
MISCELLANEOUS AND GENERAL

9.1  Non-Survival of Representations and Warranties and Agreements. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time or the termination of this Agreement pursuant to the terms hereof, except as set forth in the last sentence of Section 6.6 (Access and Reports), Section 6.10 (Expenses), Section 6.11 (Indemnification; Directors’ and Officers’ Insurance), Section 6.15 (Confidentiality Agreement), Section 6.16 (Management), Section 8.5 (Effect of Termination and Abandonment), this Section 9.1 (Non-Survival of Representations and Warranties and Agreements), Section 9.5 (Governing Law and Venue; Waiver of Jury Trial; Specific Enforcement), Section 9.6 (Notices), and Section 9.11 (Assignment). This Section 9.1 shall not limit any covenant or agreement of the parties that by its terms contemplates performance after the Effective Time.

9.2  Modification or Amendment. This Agreement may be amended with the approval of the respective boards of directors of the parties at any time (whether before or after the adoption of this Agreement by the shareholders of the Company); provided, however, that (a) in the case of the Company, the board of directors of the Company and the Independent Committee have approved such amendment in writing, and (b) after any such adoption of this Agreement by the Requisite Company Vote, no amendment shall be made which by law requires further approval of the shareholders of the Company without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.3  Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws.

9.4  Counterparts; Signatures. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. This Agreement may be executed and delivered by facsimile transmission or by e-mail delivery of a “pdf” format data file, and in the event this Agreement is so executed and delivered, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “pdf” signature page were an original thereof.

9.5  Governing Law and Venue; Waiver of Jury Trial; Specific Enforcement.

(a)	This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands without regard to the conflicts of law principles thereof.
(b)	EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.
(c)	The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with or relating to, this Agreement or the transactions contemplated hereby shall be brought in a court of the Cayman Islands, and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such court (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 9.6 shall be deemed effective service of process on such party.
(d)	The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Buyer Parties do not perform the provisions of this Agreement under any of Sections 6.9(a), 6.11 or 6.15 (including failing to take such actions as are required to comply thereunder) in accordance with the specified terms or otherwise breaches any of such provisions. The parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of such provisions and to enforce specifically the terms and provisions thereof, this being in addition to any other remedy to which they are entitled at law or in equity. Notwithstanding the foregoing, it is explicitly agreed that the Company shall be entitled to seek specific performance of the Controlling Shareholder’s obligation to cause the Financing to be funded to fund the Merger only in the event that all conditions in Sections 7.1, 7.2 and 7.3 have been satisfied (or with respect to certificates to be delivered at Closing, are capable of being satisfied upon the Closing) or waived at the time the Closing would have occurred but for the failure of the Financing to be funded.

9.6  Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or overnight courier:

(a)	If to the Strategic Investor, the Controlling Shareholder or Merger Sub:

Hanmax Investment Limited
5th Floor,
Block B, Nanshan Medical Device Park,
No. 1019
Shenzhen, China
Attention: Xiaochun Wang
Facsimile: +86 755 2689 1529
e-mail: wangxc@tongjitang.com

and

Fosun Industrial Co., Limited
No. 2 East Fuxing Road
Shanghai 200010
China
Attention: Jianguo Yang
Facsimile: +86 21 6332 5117
e-mail: yangjianguo@fosunpharma.com

with a copy to (which copy shall not constitute notice):

Baker & McKenzie
Suite 3401, China World Tower 2
China World Trade Center
1 Jianguomenwai Dajie
Beijing 100004, PRC
Attention: Scott Clemens
Facsimile: +86 10 6505 2309
e-mail: scott.clemens@bakermckenzie.com

Conyers Dill & Pearman
2901 One Exchange Square
8 Connaught Place, Central
Hong Kong
Attention: David Lamb
Facsimile: (+852) 2845 9268
e-mail: david.lamb@conyersdill.com

If to the Company:

Tongjitang Chinese Medicines Company
5th Floor,
Block B, Nanshan Medical Device Park,
No. 1019
Shenzhen, China
Attention: Justin Chen, Chief Operating Officer
Facsimile: (+86) 755 2689 1529
e-mail: justinchen@tongjitang.com

If to the Independent Committee:

Tongjitang Chinese Medicines Company
5th Floor,
Block B, Nanshan Medical Device Park,
No. 1019
Shenzhen, China
Attention: Yongcun Chen, Director
e-mail: chenyc@tongjitang.com

with a copy to (which copy shall not constitute notice):

Sheppard, Mullin, Richter & Hampton LLP
990 Marsh Road
Menlo Park, California 94025
Attention: Louis P.A. Lehot
Facsimile: (+1-650) 815-2601
e-mail: llehot@sheppardmullin.com

Thorp Alberga
2606 The Centrium
60 Wyndham Street
Hong Kong
Attention: Richard J. Thorp
Facsimile: (+1-345) 949 8171
e-mail: rthorp@thorpalberga.com

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed properly delivered, given and received (i) upon receipt when delivered by hand, (ii) one business day after being sent by courier or express delivery service or by facsimile, or (iii) three business days after being sent by first-class certified mail, return receipt requested, provided that in each case the notice or other communication is sent to the address or facsimile number set forth beneath the name of such party above (or to such other address or facsimile number as such party shall have specified in a written notice given to the other parties hereto).

9.7  Entire Agreement. Except as set forth in Section 6.15 (Confidentiality Agreement), this Agreement (including any exhibits hereto), constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

9.8  No Third Party Beneficiaries. Except as expressly set forth in Section 6.9(a) (Financing) and Section 6.11 (Indemnification; Directors’ and Officers’ Insurance) of this Agreement, this Agreement is not intended to, and does not, confer upon any Person other than the parties who are signatories hereto any rights or remedies hereunder.

9.9  Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable the remaining provisions hereof, shall, subject to the following sentence, remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to either party. Upon such determination, the parties shall negotiate in good faith in an effort to agree upon such a suitable and equitable provision to effect the original intent of the parties.

9.10  Interpretation; Absence of Presumption.

(a)	For the purposes hereof, (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires; (ii) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including the schedules and annexes hereto) and not to any particular provision of this Agreement, and Article, Section, paragraph, and clause references are to the Articles, Sections, paragraphs, and clauses to this Agreement unless otherwise specified; (iii) the word “including” and words of similar import when used in this Agreement shall mean “including without limitation” unless the context otherwise requires or unless otherwise specified; (iv) the word “or” shall not be exclusive; (v) provisions shall apply, when appropriate, to successive events and transactions; (vi) all references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified; and (vii) the “$” sign shall each mean the lawful currency of the United States of America.
(b)	The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

9.11  Assignment. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that this Agreement shall not be assignable by any party hereto except that (a) the Strategic Investor and the Controlling Shareholder may designate, by written notice to the Company, another company all of the outstanding voting securities of which are owned by the Strategic Investor and the Controlling Shareholder to be a constituent corporation in lieu of Merger Sub, whereupon all references herein to Merger Sub shall de deemed references to such other Subsidiary, except that all representations and warranties with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties with respect to such other Subsidiary as of the date of such designation and (b) the Controlling Shareholder may assign this Agreement by written notice to the Company and as required by the Facility Agreement. Any purported assignment in violation of this Agreement will be void ab initio.

9.12  Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

9.13  Remedies. Notwithstanding any other provision of this Agreement (other than Section 8.5), the parties hereto agree that irreparable damage would occur, damages would be difficult to determine and would be an insufficient remedy and no other adequate remedy would exist at law or in equity, in each case in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (or any party hereto threatens such a breach). It is accordingly agreed that in the event of a breach or threatened breach of this Agreement, the other parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity. Each party hereto irrevocably waives any defenses based on adequacy of any other remedy, whether at law or in equity, that might be asserted as a bar to the remedy of specific performance of any of the terms or provisions hereof or injunctive relief in any action brought therefor by any other party hereto.

9.14  Certain Definitions. The following terms, as used herein, have the meanings which meanings shall be applicable equally to the singular and plural of the terms defined:

(a)	“Acquisition Proposal” means (i) any proposal or offer with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination, scheme of arrangement or similar transaction involving the Company or any of its Subsidiaries and (ii) any acquisition by any Person, or proposal or offer, which if consummated would result in any Person becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 15% or more of the total voting power or of any class of equity securities of the Company or those of any of its Subsidiaries, or 15% or more of the consolidated total assets (including equity securities of its Subsidiaries) of the Company, in each case other than the transactions contemplated by this Agreement.

(b)	“Actions” shall have the meaning set forth in Section 5.1(g)
(c)	“ADSs” shall have the meaning set forth in Section 4.1(a).
(d)	“Affiliate” of any Person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise.
(e)	“Agent” shall have the meaning set forth in Section 7.3(c).
(f)	“Agreement” refers to this agreement and plan of merger.
(g)	“Applicable Date” shall have the meaning set forth in Section 5.1(e)(i).
(h)	“Alternative Acquisition Agreement” shall have the meaning set forth in Section 6.2(b)(ii).
(i)	“Bankruptcy and Equity Exception” shall have the meaning set forth in Section 5.1(c)(i).
(j)	“Book-Entry Shares” shall have the meaning set forth in Section 4.1(a).
(k)	“business day” shall mean have the meaning set forth in Section 1.2.
(l)	“Buyer Parties” shall mean, collectively, the Strategic Investor, the Controlling Shareholder, Merger Sub and Mr. Xiaochun Wang.
(m)	“Buyer Termination Fee” shall have the meaning set forth in Section 8.5(c).
(n)	“Cayman Companies Law” shall have the meaning set forth in Section 1.1.
(o)	“Cayman Plan of Merger” shall have the meaning set forth in Section 1.3.
(p)	“Change of Recommendation” shall have the meaning set forth in Section 6.2(b).
(q)	“Closing” and “Closing Date” shall have meanings set forth in Section 1.2.
(r)	“Company” shall have the meaning set forth in the Preamble.
(s)	“Company Approvals” shall have the meaning set forth in Section 5.1(d)(i).
(t)	“Company Awards” shall have the meaning set forth in Section 4.3(b).
(u)	“Company Benefit Plans” shall have the meaning set forth in Section 5.1(h)(i).
(v)	“Company Disclosure Schedule” shall have the meaning set forth in Section 5.1.
(w)	“Company IP” shall have the meaning set forth in Section 5.1(p)(i).
(x)	“Company Option” shall have the meaning set forth in Section 4.3(a).
(y)	“Company Parties” shall mean, collectively, the Company and its Subsidiaries.
(z)	“Company Recommendation” shall have the meaning set forth in Section 5.1(c)(ii).
(aa)	“Company Reports” shall have the meaning set forth in Section 5.1(e)(i).
(bb)	“Confidentiality Agreement” shall have the meaning set forth in Section 6.6.
(cc)	“Constituent Corporations” shall have the meaning set forth in the Preamble.
(dd)	“Continuing Shareholders” shall have the meaning set forth in the Preamble.
(ee)	“Contract” shall have the meaning set forth in Section 5.1(d)(ii).
(ff)	“Controlling Shareholder” shall have the meaning set forth in the Preamble. For avoidance of doubt, references to Controlling Shareholder shall not include Mr. Xiaochun Wang in his capacity as an officer and director of the Company.

(gg)	“CSRC” shall have the meaning set forth in Section 5.1(i)(ix).
(hh)	“Damages” shall have the meaning set forth in Section 6.11(b).
(ii)	“Depositary” shall have the meaning set forth in Section 4.2(h).
(jj)	“Deposit Agreement” shall have the meaning set forth in Section 4.2(h).
(kk)	“Disclosed Conditions” shall have the meaning set forth in Section 5.2(d)(ii).
(ll)	“Dissenting Shareholders” shall have the meaning set forth in Section 4.1(a).
(mm)	“Dissenting Shares” shall have the meaning set forth in Section 4.1(a).
(nn)	“DTC” shall have the meaning set forth in Section 4.2(b).
(oo)	“Effective Time” shall have the meaning set forth in Section 1.3.
(pp)	“Employees” shall have the meaning set forth in Section 5.1(o).
(qq)	“Encumbrance” shall have the meaning set forth in Section 5.1(k)(iv).
(rr)	“Environmental Law” shall have the meaning set forth in Section 5.1(m).
(ss)	“ERISA” shall have the meaning set forth in Section 5.1(h)(i).
(tt)	“Exchange Act” shall have the meaning set forth in Section 5.1(d)(i).
(uu)	“Exchange Fund” shall have the meaning set forth in Section 4.2(a).
(vv)	“Excluded Share” and “Excluded Shares” shall have the meaning set forth in Section 4.1(a).
(ww)	“Facility Agreement” shall have the meaning set forth in Section 5.2(d)(ii).
(xx)	“FCPA” shall have the meaning set forth in Section 5.1(i)(iv).
(yy)	“Financial Advisor” shall have the meaning set forth in the Recitals.
(zz)	“Financing” shall have the meaning set forth in Section 5.2(d)(ii).
(aaa)	“Financing Date” shall have the meaning set forth in Section 5.2(d)(i).
(bbb)	“GAAP” shall have the meaning set forth in Section 5.1(e)(ii).
(ccc)	“Governmental Antitrust Entity” shall have the meaning set forth in Section 5.1(d)(i).
(ddd)	“Governmental Entity” shall have the meaning set forth in Section 5.1(d)(i).
(eee)	“Hazardous Substance” shall have the meaning set forth in Section 5.1(m).
(fff)	“IND” shall have the meaning set forth in Section 5.1(i)(v).
(ggg)	“Indemnified Party” shall have the meaning set forth in Section 6.11(c).
(hhh)	“Independent Committee” shall have the meaning set forth in the Recitals.
(iii)	“Injunction” shall have the meaning set forth in Section 7.1(c).
(jjj)	“Intellectual Property” shall have the meaning set forth in Section 5.1(p)(iv).
(kkk)	“Judgment” shall have the meaning set forth in Section 5.1(g).
(lll)	“Knowledge” shall mean, with respect to the Company, the Chief Financial Officer, Chief Operating Officer and Chief Technology Officer of the Company, and with respect to any other party hereto, any C-level officer of such party or any employees of such party with equivalent titles.
(mmm)	“Laws” shall have the meaning set forth in Section 5.1(i)(i).

(nnn)	“Leased Real Property” shall have the meaning set forth in Section 5.1(k)(ii).
(ooo)	“Lenders” shall have the meaning set forth in Section 5.2(d)(ii).
(ppp)	“Liabilities” shall have the meaning set forth in Section 5.1(g).
(qqq)	“Licenses” shall have the meaning set forth in Section 5.1(i)(ii).
(rrr)	“Lien” means, with respect to any asset (including any security) any option, claim, mortgage, lien, pledge, charge, security interest or encumbrance or restrictions of any kind in respect of such asset.
(sss)	“Material Adverse Effect” means any change or effect, event, violation, circumstance, occurrence, state of facts or development (any such item, an “Effect”) that is, or would reasonably be expected to be, either individually or in the aggregate with all changes, effects, events, violations, circumstances, occurrences, states of fact or developments, materially adverse to the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided that no Effect, alone or in combination, related to or arising out of any of the following shall be taken into account in determining whether a Material Adverse Effect may exist: (A) circumstances generally affecting the pharmaceutical industry (which changes or developments, in each case, do not materially disproportionately affect the Company and its Subsidiaries taken as a whole, as compared to other companies participating in the same industry as the Company); (B) changes affecting the United States or PRC economy or political conditions in the United States, PRC, Hong Kong or the Cayman Islands in general or any acts of terrorism, military actions or war (which changes or developments, in each case, do not materially disproportionately affect the Company and its Subsidiaries taken as a whole, as compared to other companies participating in the same industry as the Company), (C) the announcement of this Agreement or pendency of the transactions contemplated by this Agreement or the identity of the Strategic Investor or the Controlling Shareholder as the acquiror of the Company; (D) any change in the Company’s stock price or trading volume (it being understood that any change in the Company underlying or contributing to such change in stock price or trading volume may be taken into account in determining whether there exists a Material Adverse Effect); (E) any changes in applicable Law or GAAP; (F) any failure to meet internal or published projections, forecasts or revenue or earnings predictions for any period (provided that the underlying causes of such failures shall not be excluded); (G) actions or omissions of the Company or any of its Subsidiaries taken with the consent, authorization, approval, involvement or knowledge of the Strategic Investor, the Controlling Shareholder, Merger Sub or Mr. Xiaochun Wang; (H) any breach of this Agreement by the Strategic Investor, the Controlling Shareholder or the Merger Sub; or (I) any amendment to, termination of or failure of a condition under the Share Transfer Agreement by and between the Company and Guizhou Huixian Investment Management Co., Ltd. dated as of September 21, 2010.
(ttt)	“Material Contract” shall have the meaning set forth in Section 5.1(j)(i).
(uuu)	“M&A Rules” shall have the meaning set forth in Section 5.1(i)(ix).
(vvv)	“M&A Rules and Related Clarifications” shall have the meaning set forth in Section 5.1(i)(ix).
(www)	“Memorandum and Articles of Association” shall have the meaning set forth in Section 2.1.
(xxx)	“Merger” shall have the meaning set forth in the Recitals.
(yyy)	“Merger Sub” shall have the meaning set forth in the Preamble.
(zzz)	“Non-Wholly Owned Subsidiary” shall have the meaning set forth in Section 5.1(b)(i).
(aaaa)	“NYSE” shall have the meaning set forth in Section 6.7.

(bbbb)	“Opinion” shall have the meaning set forth in the Recitals.
(cccc)	“Owned Real Property” shall have the meaning set forth in Section 5.1(k)(i).
(dddd)	“Paying Agent” shall have the meaning set forth in Section 4.2(a).
(eeee)	“Per ADS Merger Consideration” shall have the meaning set forth in Section 4.1(a).
(ffff)	“Per Share Merger Consideration” shall have the meaning set forth in Section 4.1(a).
(gggg)	“Permitted Liens” means (i) Liens for Taxes, assessments and governmental charges or levies not yet due and payable or that are being contested in good faith and by appropriate proceedings; (ii) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other Liens or security interests that secure a liquidated amount that are being contested in good faith and by appropriate proceedings; (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions); (iv) Liens imposed by applicable Law; (v) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vii) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (viii) Liens the existence of which are specifically disclosed in the notes to the consolidated financial statements of the Company included in any Company Reports filed prior to the date of this Agreement; and (ix) any other Liens that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business and that would not, individually or in the aggregate, have a Material Adverse Effect or a material effect on the Company or the ability of Controlling Shareholder to obtain the Financing.
(hhhh)	“Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.
(iiii)	“Pharmaceutical Law” shall have the meaning set forth in Section 5.1(i)(i).
(jjjj)	“PRC” means the People’s Republic of China, but solely for the purposes of this Agreement, excluding the Hong Kong S.A.R., the Macau Special Administrative Region and the islands of Taiwan.
(kkkk)	“Proxy Statement” shall have the meaning set forth in Section 5.2(g).
(llll)	“Representatives” shall have the meaning set forth in Section 5.1(s)(i).
(mmmm)	“Requisite Company Vote” shall have the meaning set forth in Section 5.1(c)(i).
(nnnn)	“SAFE” shall have the meaning set forth in Section 5.1(i)(ix).
(oooo)	“Sarbanes-Oxley Act”: shall have the meaning set forth in Section 5.1(e)(i).
(pppp)	“SEC” shall have the meaning set forth in Section 5.1.
(qqqq)	“Securities Act” shall have the meaning set forth in Section 5.1(e)(i).
(rrrr)	“SFDA” shall have the meaning set forth in Section 5.1(i)(i).
(ssss)	“Share” and “Shares” shall have the meaning set forth in Section 4.1(a).
(tttt)	“Share Certificate” shall have the meaning set forth in Section 4.1(a).
(uuuu)	“Shareholders Meeting” shall have the meaning set forth in Section 6.4.
(vvvv)	“Stock Plan” shall have the meaning set forth in Section 5.1(b)(i).

(wwww)	“Strategic Investor” shall have the meaning set forth in the Preamble.
(xxxx)	“Strategic Investor and Controlling Shareholder Approvals” shall have the meaning set forth in Section 5.2(c)(i).
(yyyy)	“Strategic Investor and Controlling Shareholder Information” shall have the meaning set forth in Section 5.2(g).
(zzzz)	“Subsidiary” shall mean, with respect to any party, any corporation, limited liability company, partnership or similar entity of which (x) such party or any other Subsidiary of such party is a general partner or (y) at least a majority of the securities (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other performing similar functions with respect to such corporation or other organization) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.
(aaaaa)	“Superior Proposal” means a bona fide Acquisition Proposal, which was not obtained in material violation of Section 6.2, and which would result in any Person (or its shareholders, members or other equity owners) becoming the beneficial owner, directly or indirectly, of more than 50% of the assets (on a consolidated basis) or more than 50% of the total voting power of the equity securities of the Company that the board of directors of the Company (acting through the Independent Committee) has determined in its good faith judgment is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, and would, if consummated, result in a transaction more favorable to the Company’s shareholders from a financial point of view than the transaction contemplated by this Agreement (after taking into account any revisions to the terms of the transaction contemplated by this Agreement pursuant to Section 6.2(b)).
(bbbbb)	“Surviving Corporation” shall have the meaning set forth in Section 1.1.
(ccccc)	“Takeover Statute” shall have the meaning set forth in Section 5.1(l).
(ddddd)	“Tax” or “Taxes” means all taxes (whether United States federal, state, local or non-United States national provincial or local) including all income, profits, franchise, gross receipts, environmental, customs duty, capital stock, net worth, severances, stamp, payroll, sales, employment, use, property, withholding, excise, production, value added, goods and services, occupancy, transfer and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts.
(eeeee)	“Tax Return” means all returns, forms, reports and other documentation required to be filed with, or supplied to, any United States federal, state, local or non-United States national provincial or local tax authority with respect to Taxes (and any amendments, supplements and supporting documentation thereto).
(fffff)	“Termination Date” shall have the meaning set forth in Section 8.2.
(ggggg)	“Termination Fee” shall have the meaning set forth in Section 8.5(b).
(hhhhh)	“Trade Secrets” shall have the meaning set forth in Section 5.1(p).
(iiiii)	“Wholly Owned Subsidiary” shall have the meaning set forth in Section 5.1(b)(i).

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

Tongjitang Chinese Medicines Company,
a Cayman Islands company

By:	/s/ Justin Chen
Name:	Justin Chen
Title:	Chief Operating Officer

Fosun Industrial Co., Limited,
a company incorporated in Hong Kong

By:	/s/ Qiyu Chen
Name:	Qiyu Chen
Title:	Director

Hanmax Investment Limited,
a British Virgin Islands company

By:	/s/ Xiaochun Wang
Name:	Xiaochun Wang
Title:	Director

Tonsun International Company Limited,
a Cayman Islands company

By:	/s/ Xiaochun Wang
Name:	Xiaochun Wang
Title:	Director

APPENDIX 1
PLAN OF MERGER

THIS PLAN OF MERGER is made on [•  ] 2010

BETWEEN

(1)	TONSUN INTERNATIONAL COMPANY LIMITED, an exempted company incorporated under the laws of the Cayman Islands on 20 October 2010, with its registered office situate at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands (“Tonsun”); and
(2)	TONGJITANG CHINESE MEDICINES COMPANY, an exempted company incorporated under the laws of the Cayman Islands on 16 May 2006, with its registered office situate at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (“Tongjitang” or “Surviving Company” and together with Tonsun, the “Constituent Companies”).

WHEREAS

(a)	Tonsun and Tongjitang have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an agreement (the “Agreement”) dated [• ] 2010 made between Fosun Industrial Co. Limited; Hanmax Investment Limited; Tonsun and Tongjitang, a copy of which is attached as Annex A to this Plan of Merger and under the provisions of Part XVI of the Companies Law (2010 Revision) (the “Companies Law”).
(b)	This Plan of Merger is made in accordance with section 233 of the Companies Law.

WITNESSETH:

CONSTITUENT COMPANIES

1.	The Constituent Companies to the Merger are Tonsun International Company Limited and Tongjitang Chinese Medicines Company.

NAME OF THE SURVIVING COMPANY

2.	The name of the Surviving Company shall be Tongjitang Chinese Medicines Company.

REGISTERED OFFICE

3.	Each Constituent Company has and the Surviving Company shall have its registered office at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

AUTHORISED AND ISSUED SHARE CAPITAL

4.	Immediately prior to the Merger the authorized share capital of Tonsun was U.S.$50,000 divided into 50,000,000 ordinary shares of US$0.001 par value per share all of which have been issued.
5.	Immediately prior to the Merger the authorized share capital of Tongjitang was U.S.$500,000 divided into 500,000,000 ordinary shares of US$0.001 par value per share of which 104,066,526 ordinary shares had been issued fully paid.
6.	The authorized share capital of the Surviving Company shall be U.S.$50,000 divided into 50,000,000 ordinary shares of US$0.001 par value per share.
7.	Each issued and outstanding ordinary share of Tonsun shall be converted into and continue as an ordinary share of the Surviving Company in accordance with the provisions of the Agreement.

8.	On the Effective Date (as defined below) the shares of the Surviving Company shall:
(a)	be entitled to one vote per share;
(b)	be entitled to such dividends as the Board of Directors may from time to time declare;
(c)	in the event of a winding-up or dissolution of the Surviving Company, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, be entitled to the surplus assets; and
(d)	generally be entitled to enjoy all of the rights attaching to shares;

in each case as set out in the Articles (as defined below).

EFFECTIVE DATE

9.	The Merger shall take effect on [SPECIFY DATE]/or [ten days] after the date this Plan of Merger is registered by the Registrar of Companies (the “Effective Date”).

PROPERTY

10.	On the Effective Date the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject to, in the same manner as the Constituent Companies, all mortgages, charges, security interests, contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

MEMORANDUM AND ARTICLES OF ASSOCIATION

11.	The Memorandum of Association and Articles of Association of Tonsun immediately prior to the Effective Date shall be the Memorandum of Association and Articles of Association of the Surviving Company (save for references to the name).

DIRECTORS BENEFITS

12.	There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

DIRECTORS OF THE SURVIVING COMPANY

13.	The names and addresses of the directors of the Surviving Company are as follows:

NAME	ADDRESS
Xiaochun WANG	Room 3030, Four Seasons Place 8 Finance Street, Central, Hong Kong
Qian XU	No. 12, Unit 1, Building 47 No. 21 Jigui Road, Yunyan District Guiyang City, Guizhou Province, P.R.China
Zhiping CUI	Room 602, No. 28, Lane 525 Guangzhong Road, Shanghai, P.R.China

SECURED CREDITORS

14.	(a) Tonsun International Company Limited has no secured creditors; and
(b)	Tongjitang Chinese Medicines Company has no secured creditors.

RIGHT OF TERMINATION

15.	The directors of Tongjitang may terminate this Plan of Merger immediately prior to the Effective Date in the event that financing has not been made available under the terms of a facility agreement dated 24 September 2010 made between Hanmax Investment Limited as borrower, CITIC Bank International Limited as arranger, CITIC Bank International Limited as original lender, CITIC Bank International Limited as agent, and CITIC Bank International Limited as security trustee, or through such alternative sources as permitted by the Agreement.

Each of the undersigned, being all of the Directors of the Constituent Companies, has executed this Plan of Merger, which may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument, on the date indicated alongside the name below.

For and on behalf of TONSUN INTERNATIONAL COMPANY LIMITED:

[Name] Director	Date

For and on behalf of TONGJITANG CHINESE MEDICINES COMPANY:

[Name] Director	Date

ANNEX A

(the “Agreement”)

ANNEX B: Opinion of Morgan Stanley as Financial Advisor

CONFIDENTIAL

October 29, 2010

Independent Committee of the Board of Directors
Tongjitang Chinese Medicines Company
5th Floor, Block B, Nanshan Medical Device Park
No. 1019, Shenzhen, China

Members of the Independent Committee of the Board of Directors:

We understand that Tongjitang Chinese Medicines Company (the “Company”), Fosun Industrial Co., Limited (the “Strategic Investor”), Hanmax Investment Limited (the “Controlling Shareholder”, and together with the Strategic Investor, the “Continuing Shareholders”) and Tonsun International Company Limited, a wholly owned subsidiary of the Continuing Shareholders (“Merger Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated October 29, 2010 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of Merger Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Continuing Shareholders, and each outstanding ordinary share, par value $0.001 per share of the Company (a “Share” or, collectively, the “Shares”), including American Depositary Shares of the Company (the “ADSs”), other than Shares held in treasury or held by the Continuing Shareholders or any affiliate of the Continuing Shareholders or the Company or as to which dissenters’ rights have been perfected, shall be cancelled in exchange for the right to receive $1.125 in cash per Share (the “Per Share Merger Consideration”) or $4.50 in cash per ADS (the “Per ADS Merger Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Per Share Merger Consideration and Per ADS Merger Consideration to be received by holders of the Shares and the ADSs, as the case may be, pursuant to the Merger Agreement, other than the Continuing Shareholders or any of their respective affiliates, is fair from a financial point of view to such holders.

For purposes of the opinion set forth herein, we have:

(a)	reviewed certain publicly available financial statements and other business and financial information of the Company;
(b)	reviewed certain internal financial statements and other financial and operating data concerning the Company;
(c)	reviewed certain financial projections prepared by the management of the Company;
(d)	discussed the past and current operations and financial condition and prospects of the Company with Mr. Charles Wang and Mr. Justin Chen (the chief financial officer and chief operation officer of the Company, respectively);
(e)	reviewed the reported prices and trading activity for the ADSs;
(f)	compared the financial performance of the Company and the prices and trading activity of the ADSs with that of certain other publicly-traded companies comparable with the Company and their securities;
(g)	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

(h)	participated in discussions among representatives of the Company and the Continuing Shareholders;
(i)	reviewed the Merger Agreement, the Term Facility Agreement between the Controlling Shareholder and certain lending institutions dated September 24, 2010 (the “Facility Agreement”) and certain related documents; and
(j)	performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to or discussed with us by the Company, and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Continuing Shareholders will obtain financing for the Merger in accordance with the terms set forth in the Facility Agreement. We have assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have considered, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion on the financing of the Controlling Shareholder in connection with the consummation of the Merger. We also express no opinion with respect to the fairness of the amount or nature of any compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of Shares or ADSs in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Independent Committee of the Board of Directors of the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the rendering of this fairness opinion and another significant portion of which is contingent upon the consummation of the Merger. In the two years prior to the date hereof, we have provided financial advisory and financing services for the Company and have received fees in connection with such services. Morgan Stanley may also seek to provide such services to the Company and each Continuing Shareholder in the future and expects to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Company, either Continuing Shareholders or any other company, or any currency or commodity, that may be involved in the Merger, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Independent Committee of the Board of Directors of the Company only and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with the Merger if such inclusion is required by applicable law. This opinion is not intended to be and shall not constitute a recommendation to any holder of the Shares or the ADSs as to how such holder should vote at any shareholders’ meeting to be held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Per Share Merger Consideration and Per ADS Merger Consideration to be received by the holders of the Shares and the ADSs, as the case may be, pursuant to the Merger Agreement, other than the Continuing Shareholders or any of their respective affiliates, is fair from a financial point of view to such holders.

Very truly yours,

MORGAN STANLEY ASIA LIMITED

By:	/s/ Elizabeth Wang Elizabeth Wang Managing Director

ANNEX C: Cayman Islands Companies Law (2010 Revision) — Section 238

238. Rights of dissenters

(1) A member of a constituent company incorporated under this Law shall be entitled to payment of the fair value of his shares upon dissenting from a merger or consolidation.

(2) A member who desires to exercise his entitlement under subsection (1) shall give to the constituent company, before the vote on the merger or consolidation, written objection to the action.

(3) An objection under subsection (2) shall include a statement that the member proposes to demand payment for his shares if the merger or consolidation is authorised by the vote.

(4) Within twenty days immediately following the date on which the vote of members giving authorisation for the merger or consolidation is made, the constituent company shall give written notice of the authorisation to each member who made a written objection.

(5) A member who elects to dissent shall, within twenty days immediately following the date on which the notice referred to in subsection (4) is given, give to the constituent company a written notice of his decision to dissent, stating –

(a) his name and address;

(b) the number and classes of shares in respect of which he dissents; and

(c) a demand for payment of the fair value of his shares.

(6) A member who dissents shall do so in respect of all shares that he holds in the constituent company.

(7) Upon the giving of a notice of dissent under subsection (5), the member to whom the notice relates shall cease to have any of the rights of a member except the right to be paid the fair value of his shares and the rights referred to in subsections (12) and (16).

(8) Within seven days immediately following the date of the expiration of the period specified in subsection (5), or within seven days immediately following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company shall make a written offer to each dissenting member to purchase his shares at a specified price that the company determines to be their fair value; and if, within thirty days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for his shares, the company shall pay to the member the amount in money forthwith.

(9) If the company and a dissenting member fail, within the period specified in subsection (8), to agree on the price to be paid for the shares owned by the member, within twenty days immediately following the date on which the period expires –

(a) the company shall (and any dissenting member may) file a petition with the Court for a determination of the fair value of the shares of all dissenting members; and

(b) the petition by the company shall be accompanied by a verified list containing the names and addresses of all members who have filed a notice under subsection (5) and with whom agreements as to the fair value of their shares have not been reached by the company.

(10) A copy of any petition filed under subsection (9)(a) shall be served on the other party; and where a dissenting member has so filed, the company shall within ten days after such service file the verified list referred to in subsection (9)(b).

(11) At the hearing of a petition, the Court shall determine the fair value of the shares of such dissenting members as it finds are involved, together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value.

(12) Any member whose name appears on the list filed by the company under subsection (9)(b) or (10) and who the Court finds are involved may participate fully in all proceedings until the determination of fair value is reached.

C-1

(13) The order of the Court resulting from proceeding on the petition shall be enforceable in such manner as other orders of the Court are enforced, whether the company is incorporated under the laws of the Islands or not.

(14) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances; and upon application of a member, the Court may order all or a portion of the expenses incurred by any member in connection with the proceeding, including reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares which are the subject of the proceeding.

(15) Shares acquired by the company pursuant to this section shall be cancelled unless they are shares of a surviving company, in which case they shall be available for re-issue.

(16) The enforcement by a member of his entitlement under this section shall exclude the enforcement by the member of any right to which he might otherwise be entitled by virtue of his holding shares, except that this section shall not exclude the right of the member to institute proceedings to obtain relief on the ground that the merger or consolidation is void or unlawful.

C-2

ANNEX D: DIRECTORS AND EXECUTIVE OFFICERS OF FOSUN,
PERSONS CONTROLLING FOSUN AND EXECUTIVE OFFICERS AND
DIRECTORS OF OTHER PERSONS IN CONTROL OF FOSUN

Fosun is a corporation organized under the laws of Hong Kong with its principal business address at Level 28, Three Pacific Place, 1 Queen’s Road East, Hong Kong SAR. The telephone number of Fosun’s principal executive office is (+86) 21 6332 5563. Fosun is principally engaged in investment, selling and providing consulting services for Chinese and Western medicines, diagnostic reagents and devices as well as import and export business.

The name, business address, present principal employment and citizenship of each director and executive officer of Fosun is set forth below.

Fosun

Name	Business Address	Present Principal Employment	Citizenship
Qiyu Chen	28/F, Three Pacific Place, 1 Queen’s Road East, Hong Kong, China	Chairman of the Board of Directors	China
Fang Yao	28/F, Three Pacific Place, 1 Queen’s Road East, Hong Kong, China	Director	China
Yangfeng Cheng	28/F, Three Pacific Place, 1 Queen’s Road East, Hong Kong, China	Director	China

Fosun is a wholly owned subsidiary of Fosun Pharma. Fosun Pharma is a corporation organized under the laws of People’s Republic of China and listed on the Shanghai Stock Exchange with its principal business address at No. 2 East Fuxing Road, Shanghai, China. The telephone number of Fosun Pharma’s principal executive office is (8621) 6332 3318. Fosun Pharma is principally engaged in Bio-chemical products, reagents, biological “four-tech” service, manufacture and sale of self-developed products, instruments and apparatuses, electronic products, computer, chemical raw materials (except dangerous products), consulting service, exportation business on self-produced products and their related technologies, and importation business on any required materials, equipments, instruments and apparatuses, accessories and technologies, related with self-produced products.

The name, business address, present principal employment and citizenship of each director and executive officer of Fosun Pharma is set forth below.

Fosun Pharma

Name	Business Address	Present Principal Employment	Citizenship
Qiyu Chen	No.2 East Fuxing Road, Shanghai, China	Chairman of the Board	China
Fang Yao	No.2 East Fuxing Road, Shanghai, China	Vice Chairman of the Board and General Manager	China
Qunbin Wang	No.2 East Fuxing Road, Shanghai, China	Director	China
Guangchang Guo	No.2 East Fuxing Road, Shanghai, China	Director	China
Guozheng Zhang	No.2 East Fuxing Road, Shanghai, China	Director	China
Yimin Guan	200 Panlog Road, Qingpu District, Shanghai, China	Independent Director	China
Jiong Han	19F, One Lujiazui, 68 Yin Cheng Road Middle, Shanghai, China	Independent Director	China
Weijiong Zhang	Room 305, the First Teaching Building, No.699, Hongfeng Road, Shanghai, China	Independent Director	China

Fosun Pharma is beneficially held approximately 49% by Fosun High Technology. Fosun High Technology is a corporation organized under the laws of People’s Republic of China with its principal business address at No.2 East Fuxing Road, Shanghai, China. The telephone number of Fosun High Technology’s principal executive office is (8621) 6332 2820. Fosun High Technology, through its subsidiaries, is principally engaged in steel, property, pharmaceutical, retailing, financial service, and strategic investment businesses in China.

The name, business address, present principal employment and citizenship of each director and executive officer of Fosun High Technology is set forth below.

Fosun High Technology

Name	Business Address	Present Principal Employment	Citizenship
Guangchang Guo	No.2 East Fuxing Road, Shanghai, China	Chairman of the Board	China
Xinjun Liang	No.2 East Fuxing Road, Shanghai, China	Vice Chairman of the Board and Chief Executive Officer	China
Qunbin Wang	No.2 East Fuxing Road, Shanghai, China	Director and President	China
Wei Fan	No.2 East Fuxing Road, Shanghai, China	Director	China
Guoqi Ding	No.2 East Fuxing Road, Shanghai, China	Director, Chief Financial Officer and Senior Vice President	China
Xuetang Qin	No.2 East Fuxing Road, Shanghai, China	Director and Senior Vice President	China
Ping Wu	No.2 East Fuxing Road, Shanghai, China	Director and Senior Vice President	China

Fosun High Technology is a subsidiary of Fosun International. Fosun International is a Hong Kong company the ordinary shares of which are listed on the main board of the Stock Exchange of Hong Kong Limited. Fosun International is a corporation organized under the laws of Hong Kong, China with its principal business address at Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong. The telephone number of Fosun International’s principal executive office is (8621) 6332 2820. Fosun International is principally engaged in businesses including pharmaceuticals, property development, steel, mining, retail services and strategic investments.

The name, business address, present principal employment and citizenship of each director and executive officer of Fosun International is set forth below.

Fosun International

Name	Business Address	Present Principal Employment	Citizenship
Guangchang Guo	No.2 East Fuxing Road, Shanghai, China	Executive Director, Chairman of the Board	China
Xinjun Liang	No.2 East Fuxing Road, Shanghai, China	Executive Director, Vice Chairman of the Board and Chief Executive Officer	China
Qunbin Wang	No.2 East Fuxing Road, Shanghai, China	Executive Director and President	China
Wei Fan	No.2 East Fuxing Road, Shanghai, China	Executive Director	China
Guoqi Ding	No.2 East Fuxing Road, Shanghai, China	Executive Director, Senior Vice President and Chief Financial Officer	China
Xuetang Qin	No.2 East Fuxing Road, Shanghai, China	Executive Director and Senior Vice President	China
Ping Wu	No.2 East Fuxing Road, Shanghai, China	Executive Director and Senior Vice President	China
Benren Liu	No.2 East Fuxing Road, Shanghai, China	Non-Executive Director	China
Kaixian Chen	No. 555 Zuchongzhi Road, Research Office of Shanghai Institute of Materia Medica, Chinese Academy of Sciences, Shanghai, China	Independent Non-Executive Director; Director of Shanghai Pharmaceuticals Research Institute of the Chinese Academy of Science	China
Shengman Zhang	50/F Citibank Tower, Citibank Plaza, 3 Garden Road, Hong Kong, China	Independent Non-Executive Director; Chairman of Asia-Pacific of Citigroup	Hong Kong Special Administrative Region
Andrew Y. Yan	Room 2115, Pacific Place II, Hong Kong, China	Independent Non-Executive Director; Managing Partner of SAIF Partners	Hong Kong Special Administrative Region

Fosun International is a subsidiary of Fosun Holdings. Fosun Holdings is a corporation organized under the laws of Hong Kong, China with its principal business address at Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong. The telephone number of Fosun Holdings’ principal executive office is (8621) 6332 2820. Fosun Holdings is principally engaged in investment holding.

The name, business address, present principal employment and citizenship of each director and executive officer of Fosun Holdings is set forth below.

Name	Business Address	Present Principal Employment	Citizenship
Guangchang Guo	No.2 East Fuxing Road, Shanghai, China	Director	China

Fosun Holdings is a subsidiary of Fosun International Holdings. Fosun International Holdings is a corporation organized under the laws of British Virgin Islands with its principal business address at Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. The telephone number of Fosun International Holdings’ principal executive office is (8621) 6332 2820. Fosun International Holdings is principally engaged in investment holding.

The name, business address, present principal employment and citizenship of each director and executive officer of Fosun International Holdings is set forth below.

Name	Business Address	Present Principal Employment	Citizenship
Guangchang Guo	No.2 East Fuxing Road, Shanghai, China	Director	China

Fosun International Holdings is owned 58% by Guangchang Guo with the remaining shares owned 22% by Liang Xinjun, 10% by Qunbin Wang and 10% by Wei Fan. Guangchang Guo’s principal business address is No. 2 East Fuxing Road, Shanghai, China. He is a citizen of China. His present principal employment includes executive director and chairman of Fosun International, director of both Nanjing Iron & Steel United Co., Ltd. and Fosun Pharma and non-executive director of Shanghai Forte Land Co., Ltd.